SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 19, 2024
KT Corporation

By:	/s/ Youngkyoon Yun

Name:	Youngkyoon Yun
Title:	Vice President

By:	/s/ Sanghyun Cho

Name:	Sanghyun Cho
Title:	Director

KT Corporation and Subsidiaries

Consolidated Financial Statements

December 31, 2023 and 2022

KT Corporation

Index

December 31, 2023 and 2022

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT AUDITOR’S REPORT

English Translation of Independent Auditor’s Report Originally Issued in Korean on March 18, 2024

To the Shareholders and the Board of Directors of KT Corporation:

Audit Opinion

We have audited the consolidated financial statements of KT Corporation and its subsidiaries (the “Group”), which comprise the consolidated statement of financial position as of December 31, 2023, and the consolidated statement of profit or loss, the consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows, for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023, and its financial performance and its cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We have also audited, in accordance with the Korean Standards on Auditing (“KSAs”), the consolidated internal control over financial reporting of the Group as of December 31, 2023, based on the Conceptual Framework for Design and Operation of Internal Control over Financial Reporting, and our report dated March 18, 2024 expressed an unqualified opinion.

Basis for Audit Opinion

We conducted our audits in accordance with the KSAs. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/kr/about to learn more about our global network of member firms.

Deloitte Touche Tohmatsu Limited is a private company limited by guarantee incorporated in England & Wales under company number 07271800, and its registered office is Hill House, 1 Little New Street, London, EC4a, 3TR, United Kingdom.

Key Audit Matters

The key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

- Occurrence and accuracy of Mobile service revenue and revenue related to sale of handset for mobile service (“Mobile revenue”)

(1) Reasons for Determining the matter as a Key Audit Matter

As described in Note 2.26 to the consolidated financial statements, the Group recognizes revenue at the point in time when it fulfills its performance obligations identified from contracts with customers. The Group provides various services and rate plans related to mobile revenue, and due to the large volume of transactions with customers, needs complex and elaborate information technology systems to accurately record occurrence of mobile revenue.

Given the magnitude and complexity of mobile revenue recorded by the billing system of the Group, we determined the occurrence and accuracy of mobile revenue recognized through the billing system as a key audit matter.

(2) How the matter has been addressed in the audit

Key audit procedures performed regarding the occurrence and accuracy of mobile revenue computed through the billing system include the following:

•	During the audit planning phase, we obtained an understanding of the Group’s accounting policies and processes related to Mobile revenue recognition.

•

We performed an assessment on the environment of the general information technology systems used for collecting usage of voice, text, and data, as well as handling billing and invoicing throughout the process of recording revenue, and tested manual controls and general information technology controls.

•	We reconciled the mobile revenue in the billing system with the revenue in the ledger.

•	We performed substantive analytical procedures using historical data on mobile service revenue by rate plan and subscriber information.

•

To verify the accuracy and completeness of the subscriber information used in our audit procedures, we selected subscriber information from the billing system, reconciled the selections with contractual terms between the Group and customers, and corroborated if the subscribers were valid for the respective month.

•

To verify the occurrence and accuracy of revenue recognition related to sale of handset for mobile service, we selected transactions from the sub-ledger, reconciled the selection with contractual terms between the Group and customers of the Group, and compared the billed amounts to receipts.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation of the accompanying consolidated financial statements in accordance with K-IFRS, and for such internal control as they determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management of the Group is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of the management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We are solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other matters

The consolidated financial statements for the reporting period ending December 31, 2022, were audited by other external auditor, and their audit report dated March 8, 2023, expressed an unqualified opinion.

The engagement partner on the audit resulting in this independent auditor’s report is Lee, Dong Hyun.

March 18, 2024

Notice to Readers

This report is effective as of March 18, 2024, the auditor’s report date. Certain subsequent events or circumstances may have occurred between the auditor’s report date and the time the auditor’s report is read. Such events or circumstances could significantly affect the consolidated financial statements and may result in modifications to the auditor’s report.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2023 and 2022

(in millions of Korean won)	Notes	December 31, 2023		December 31, 2022
Assets

Current assets
Cash and cash equivalents	4,5,37	~~W~~	2,879,554	~~W~~	2,449,062
Trade and other receivables, net	4,6,37		7,170,289		6,098,072
Other financial assets	4,7,37		1,440,200		1,322,452
Current income tax assets			3,299		1,543
Inventories, net	8		912,262		709,191
Other current assets	9		2,112,553		2,101,212

Total current assets			14,518,157		12,681,532

Non-current assets
Trade and other receivables, net	4,6,37		1,404,168		1,491,046
Other financial assets	4,7,37		2,724,761		2,501,484
Property and equipment, net	10		14,872,079		14,772,179
Right-of-use assets	20		1,304,963		1,280,334
Investment properties, net	11,37		2,198,135		1,933,358
Intangible assets, net	12		2,533,861		3,129,833
Investments in associates and joint ventures	13		1,556,889		1,480,722
Deferred income tax assets	29		608,924		578,443
Net defined benefit assets	17		160,748		311,142
Other non-current assets	9		827,297		820,608

Total non-current assets			28,191,825		28,299,149

Total assets		~~W~~	42,709,982	~~W~~	40,980,681

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2023 and 2022

(in millions of Korean won)	Notes	December 31, 2023		December 31, 2022
Liabilities

Current liabilities
Trade and other payables	4,14,37	~~W~~	8,054,922	~~W~~	7,333,165
Borrowings	4,15,37		3,058,564		1,827,042
Other financial liabilities	4,7,37		322,099		8,791
Current income tax liabilities			236,463		232,382
Other provisions	16		115,209		109,133
Deferred income	25		51,537		55,737
Other current liabilities	9		1,308,615		1,133,018

Total current liabilities			13,147,409		10,699,268

Non-current liabilities
Trade and other payables	4,14,37		819,558		1,064,099
Borrowings	4,15,37		7,159,601		8,179,643
Other financial liabilities	4,7,37		753,739		412,650
Net defined benefit liabilities	17		63,616		51,654
Other provisions	16		107,014		91,233
Deferred income	25		153,563		165,186
Deferred income tax liabilities	29		994,330		967,650
Other non-current liabilities	9		950,015		934,575

Total non-current liabilities			11,001,436		11,866,690

Total liabilities			24,148,845		22,565,958

Equity attribute to owners of the Controlling Company
Share capital	21		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	22		14,494,430		14,257,343
Accumulated other comprehensive income	23		52,407		(77,776)
Other components of equity	23		(802,418)		(572,152)

			16,749,176		16,612,172
Non-controlling interest			1,811,961		1,802,551

Total equity			18,561,137		18,414,723

Total liabilities and equity		~~W~~	42,709,982	~~W~~	40,980,681

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Profit or Loss

Years Ended December 31, 2023 and 2022

(in millions of Korean won, except per share amounts)	Notes	2023		2022
Operating revenue	25	~~W~~	26,376,273	~~W~~	25,650,011
Operating expenses	26		24,726,499		23,959,923

Operating profit			1,649,774		1,690,088
Other income	27		308,044		595,351
Other expenses	27		507,904		314,607
Finance income	28		486,277		690,428
Finance costs	28		568,682		749,908
Share of net losses of associates and joint ventures	13		(43,424)		(17,285)

Profit before income tax expense			1,324,085		1,894,067
Income tax expense	29		335,367		506,404

Profit for the year		~~W~~	988,718	~~W~~	1,387,663

Profit for the year attributable to:
Owners of the Controlling Company:		~~W~~	1,009,861	~~W~~	1,262,498
Non-controlling interest:			(21,143)		125,165

Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):	30
Basic earnings per share		~~W~~	4,043	~~W~~	5,209
Diluted earnings per share			4,038		5,205

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2023 and 2022

(in millions of Korean won)	Notes	2023		2022

Profit for the year		~~W~~	988,718	~~W~~	1,387,663

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	17		(137,465)		181,429
Share of remeasurement loss of associates and joint ventures			(105)		(332)
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income	4		121,271		(141,944)
Items that may be subsequently reclassified to profit or loss:
Gain (Loss) on valuation of debt instruments at fair value through other comprehensive income	4		534		(16,630)
Valuation gain on cash flow hedge	4,7		15,329		64,091
Other comprehensive loss from cash flow hedges reclassified to profit or loss	4		(37,942)		(95,421)
Share of other comprehensive loss from associates and joint ventures			21,595		(10,851)
Exchange differences on translation of foreign operations			24,230		17,464

Total comprehensive income for the year		~~W~~	996,165	~~W~~	1,385,469

Total comprehensive income for the year attributable to:
Owners of the Controlling Company		~~W~~	1,013,535	~~W~~	1,236,679
Non-controlling interest			(17,370)		148,790

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2023 and 2022

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,287,390	~~W~~	117,469	~~W~~	(1,433,080)	~~W~~	14,976,536	~~W~~	1,590,625	~~W~~	16,567,161
Comprehensive income
Profit for the year			—		—		1,262,498		—		—		1,262,498		125,165		1,387,663
Remeasurements of net defined benefit liabilities	17, 29		—		—		165,524		—		—		165,524		15,905		181,429
Share of gain on remeasurements of associates and joint ventures			—		—		(189)		—		—		(189)		(143)		(332)
Share of other comprehensive loss of associates and joint ventures			—		—		—		(8,291)		—		(8,291)		(2,560)		(10,851)
Valuation gain on cash flow hedge	4,29		—		—		—		(32,140)		—		(32,140)		810		(31,330)
Gain on valuation of financial instruments at fair value through other comprehensive income	4,29		—		—		4,091		(160,785)		—		(156,694)		(1,880)		(158,574)
Exchange differences on translation of foreign operations			—		—		—		5,971		—		5,971		11,493		17,464

Total comprehensive income for the year			—		—		1,431,924		(195,245)		—		1,236,679		148,790		1,385,469

Transactions with owners
Dividends paid by the Controlling Company	31		—		—		(450,394)		—		—		(450,394)		—		(450,394)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(26,407)		(26,407)
Effect of change in connection range			—		—		—		—		—		—		3,152		3,152
Change in ownership interest in subsidiaries			—		—		—		—		88,924		88,924		32,695		121,619
Appropriations of loss on disposal of treasury stock			—		—		(11,577)		—		11,577		—		—		—
Acquisition of treasury stock			—		—		—		—		763,081		763,081		—		763,081
Conversion of redeemable convertible preferred shares of subsidiaries to common shares			—		—		—		—		—		—		51,476		51,476
Others			—		—		—		—		(2,654)		(2,654)		2,220		(434)

Subtotal			—		—		(461,971)		—		860,928		398,957		63,136		462,093

Balance as at December 31, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,257,343	~~W~~	(77,776)	~~W~~	(572,152)	~~W~~	16,612,172	~~W~~	1,802,551	~~W~~	18,414,723

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2023 and 2022

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,257,343	~~W~~	(77,776)	~~W~~	(572,152)	~~W~~	16,612,172	~~W~~	1,802,551	~~W~~	18,414,723
Comprehensive income
Profit for the year			—		—		1,009,861		—		—		1,009,861		(21,143)		988,718
Remeasurements of net defined benefit liabilities	17, 29		—		—		(126,613)		—		—		(126,613)		(10,852)		(137,465)
Share of gain on remeasurements of associates and joint ventures			—		—		(118)		—		—		(118)		13		(105)
Share of other comprehensive loss of associates and joint ventures			—		—		—		15,775		—		15,775		5,820		21,595
Valuation loss on cash flow hedge	4, 29		—		—		—		(22,252)		—		(22,252)		(361)		(22,613)
Gain (Loss) on valuation of financial instruments at fair value through other comprehensive income	4, 29		—		—		222		126,028		—		126,250		(4,445)		121,805
Exchange differences on translation of foreign operations			—		—		—		10,632		—		10,632		13,598		24,230

Total comprehensive income for the year			—		—		883,352		130,183		—		1,013,535		(17,370)		996,165

Transactions with owners
Dividends paid by the Controlling Company	31		—		—		(501,844)		—		—		(501,844)		—		(501,844)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(24,964)		(24,964)
Effect of change in connection range			—		—		—		—		—		—		(79,134)		(79,134)
Change in ownership interest in subsidiaries			—		—		—		—		216,841		216,841		128,526		345,367
Appropriations of loss on disposal of treasury stock			—		—		(44,421)		—		44,421		—		—		—
Acquisition of treasury stock			—		—		—		—		(300,243)		(300,243)		—		(300,243)
Disposal of treasury stock			—		—		—		—		4,463		4,463		—		4,463
Retirement of treasury stock			—		—		(100,000)		—		100,000		—		—		—
Accounting for Acquisitions of Interests in Joint Operations			—		—		—		—		(298,196)		(298,196)		—		(298,196)
Others											2,448		2,448		2,352		4,800

Subtotal			—		—		(646,265)		—		(230,266)		(876,531)		26,780		(849,751)

Balance as at December 31, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,494,430	~~W~~	52,407	~~W~~	(802,418)	~~W~~	16,749,176	~~W~~	1,811,961	~~W~~	18,561,137

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2023 and 2022

(in millions of Korean won)	Notes	2023		2022
Cash flows from operating activities
Cash generated from operations	32	~~W~~	5,747,195	~~W~~	3,835,879
Interest paid			(361,741)		(263,520)
Interest received			360,614		307,091
Dividends received			60,987		68,827
Income tax paid			(303,766)		(351,212)

Net cash inflow from operating activities			5,503,289		3,597,065

Cash flows from investing activities
Collection of loans			53,885		44,287
Disposal of financial assets at fair value through profit or loss			90,487		1,298,621
Disposal of financial assets at amortized cost			1,543,663		1,046,115
Disposal of financial assets at fair value through other comprehensive income			306		97,932
Disposal of investments in associates and joint ventures			6,890		34,828
Disposal of assets held-for-sale			—		4,600
Disposal of property and equipment and investment properties			100,348		178,063
Disposal of intangible assets			7,078		20,088
Disposal of right-of-use assets			529		97
Settlement of derivative assets and liabilities			4,888		—
Increase in cash due to changes in scope of consolidation and others			46,642		6,754
Loans granted			(37,771)		(43,694)
Acquisition of financial assets at fair value through profit or loss			(220,989)		(1,317,175)
Acquisition of financial assets at amortized cost			(1,875,525)		(1,450,442)
Acquisition of financial assets at fair value through other comprehensive income			(10,267)		(449,504)
Acquisition of investments in associates and joint ventures			(106,389)		(280,988)
Acquisition of property and equipment and investment properties			(3,692,972)		(3,439,857)
Acquisition of intangible assets			(478,685)		(545,190)
Acquisition of right-of-use assets			(1,065)		(2,090)
Decrease in cash due to changes in scope of consolidation and others			(51,561)		(41,088)

Net cash outflow from investing activities			(4,620,508)		(4,838,643)

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2023 and 2022

(in millions of Korean won)	Notes	2023		2022
Cash flows from financing activities	33
Proceeds from borrowings			5,381,231		4,234,570
Cash inflows under derivatives contracts			48,183		76,280
Cash intflow from consolidated equity transaction			632,776		125,066
Cash inflow from other financing activities			2,082		2,193
Repayments of borrowings			(5,275,113)		(2,843,249)
Dividends paid			(526,826)		(476,800)
Decrease in lease liabilities			(407,051)		(378,684)
Cash outflow under derivatives contracts			—		(41,197)
Acquisition of treasury stock			(300,086)		—
Cash outflow from consolidated equity transaction			(7,988)		(28,848)
Cash outflow from other financing activities			—		—

Net cash inflow (outflow) from financing activities			(452,792)		669,331

Effect of exchange rate change on cash and cash equivalents			503		1,717

Net increase (decrease) in cash and cash equivalents			430,492		(570,530)
Cash and cash equivalents

Beginning of the year	5		2,449,062		3,019,592

End of the year	5	~~W~~	2,879,554	~~W~~	2,449,062

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

1.	General Information

The consolidated financial statements have been prepared by KT Corporation, the “Controlling company” as defined under Korean IFRS 1110 Consolidated Financial Statements, by consolidating 84 subsidiaries (collectively referred to as the “Group”) including BC Card Co., Ltd., etc. as described in Note 1.2

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued on the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of December 31, 2023, the Korean government does not own any shares in the Controlling Company.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

1.2	Consolidated Subsidiaries

(1) The consolidated subsidiaries as of December 31, 2023 and 2022, are as follows:

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	December 31, 2023	December 31, 2022	Closing month
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Alpha Co., Ltd. [5]	Data communication	Korea	73.0%	73.0%	December
KT Service Bukbu Co., Ltd	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc. [5]	Payment security service for credit card, others	Korea	72.2%	69.7%	December
H&C Network	Call center for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [5]	Internet banking ASP and security solutions	Korea	63.9%	61.3%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [5]	System integration and maintenance	Korea	91.6%	95.6%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation [2]	Online music production and distribution	Korea	36.0%	36.0%	December
KT MOS Bukbu Co., Ltd. [5]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [5]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife [5]	Satellite TV	Korea	50.6%	50.2%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	100.0%	100.0%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT Investment Management Inc.	Asset management, real estate and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Co., Ltd. [2,5]	Solution provider and IPTV advertisement sales business	Korea	44.1%	44.0%	December
KT Sports Co., Ltd.	Management of sports teams	Korea	100.0%	100.0%	December
KT Music Contents Fund No.2	Music and contents investment business	Korea	100.0%	100.0%	December
KTCS Corporation [2,5]	Database and online information provider	Korea	34.1%	34.1%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	December 31, 2023	December 31, 2022	Closing month
KTIS Corporation [2,5]	Database and online information provider	Korea	33.3%	33.3%	December
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Financing business for new technology	Korea	100.0%	100.0%	December
PlayD Co., Ltd.	Advertising agency	Korea	70.4%	70.4%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Japan Co., Ltd.	Foreign investment business and local counter work	Japan	100.0%	100.0%	December
East Telecom LLC	Wireless/fixed line internet business	Uzbekistan	91.6%	91.6%	December
KT America, Inc.	Foreign investment business and local counter work	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business and local counter work	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd.	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz Co., Ltd.	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd.	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	90.9%	90.9%	December
KHS Corporation	Operation and maintenance of facilities	Korea	100.0%	100.0%	December
Lolab Co., Ltd.	Truck transportation and trucking arrangement business	Korea	79.8%	79.8%	December
HCN Co., Ltd.	Cable television service	Korea	100.0%	100.0%	December
Millie Seojae [2]	Book contents service	Korea	30.2%	38.6%	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	57.6%	57.6%	December
Epsilon Global Communications PTE. Ltd.	Network service industry	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (SP) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (US) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	100.0%	100.0%	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Epsilon US Inc.	Fixed line telecommunication business	USA	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	December 31, 2023	December 31, 2022	Closing month
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	100.0%	100.0%	December
Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund 6	Investment fund	Korea	100.0%	100.0%	December
Altimedia Corporation	Software development and delivery	Korea	100.0%	100.0%	December
Altimidia B.V. (formerly Alticast B.V.)	Software development and delivery	Netherlands	100.0%	100.0%	December
Altimidia Vietnam (formerly Alticast Company Limited)	Software development and delivery	Vietnam	100.0%	100.0%	December
BCCARD VIETNAM LTD.	Software sales business	Vietnam	100.0%	100.0%	December
KTP SERVICES INC.	Fixed line telecommunication business	Philippines	100.0%	100.0%	December
KT RUS LLC	Foreign investment business	Russia	100.0%	100.0%	December
Hangang Real Estate Investment Trust No. 24	Investment fund	Korea	75.0%	75.0%	December
KT DX Vietnam Company Limited	Software development	Vietnam	100.0%	100.0%	December
KT Cloud Co., Ltd.	Information and communications development	Korea	92.7%	100.0%	December
Pocheon Jeonggyori Development Co., Ltd.	Residential building development	Korea	80.9%	80.9%	December
PT CRANIUM ROYAL ADITAMA	Software development	Indonesia	67.0%	67.0%	December
Juice Inc. [3,5]	Online information provider/Software development and delivery	Korea	42.6%	41.2%	December
open cloud lab Co., Ltd (formerly SPARK AND ASSOCIATES INC.)	IT consulting service and Telecommunication equipment sales	Korea	100.0%	100.0%	December
KD Living, Inc.	Residential building management	Korea	100.0%	—	December
KT HEALTHCARE VINA COMPANY LIMITED	Medical service	Vietnam	100.0%	—	December
K-Realty Qualified Private Real Estate Investment Trust No. 1 [4]	Real estate management	Korea	6.5%	—	December
AQUA RETAIL VIETNAM COMPANY LIMITED	E-voucher issuance and trading business	Vietnam	100.0%	—	December
K-Realty Qualified Private Real Estate Investment Trust No. 4	Real estate management	Korea	93.9%	—	December

[1]	Sum of the interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% interest in Nasmedia, Co., Ltd., KTCS Corporation and KTIS Corporation, Millie Seojae, and GENIE Music Corporation these entities are consolidated as the Controlling Company can exercise the majority of the voting rights in its decision-making process at all times considering voting patterns at previous shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% interest in, Juice Inc., this entity is consolidated as the Controlling Company holds the majority of the voting right based on an agreement with other investors.

[4]

Although the Controlling Company owns less than 50% interest in K-Realty Qualified Private Real Estate Investment Trust No. 1, these entities are consolidated by comprehensively considering the criteria for determining control, such as ‘power’, ‘variable profit’, and ‘relationship between power and variable profit’, rather than simply judging by the interests owned by the company.

[5]	The number of treasury stocks held by subsidiaries are deducted from the total number of shares when calculating the controlling percentage interest.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(2) Changes in Scope of Consolidation

Subsidiaries newly included and excluded in the consolidation during the year ended December 31, 2023:

Changes	Location	Name of subsidiary	Reason
Included	Korea	KD Living, Inc.	Transferred
Included	Vietnam	KT HEALTHCARE VINA COMPANY LIMITED	Newly established
Included	Korea	K-Realty Qualified Private Real Estate Investment Trust No. 1	Transferred
Included	Vietnam	AQUA RETAIL VIETNAM COMPANY LIMITED	Newly established
Included	Korea	K-Realty Qualified Private Real Estate Investment Trust No. 4	Newly established
Excluded	United Arab Emirates	Epsilon M E A General Trading LLC	Liquidated
Excluded	Korea	Alpha DX Solution Co., Ltd.	Merged
Excluded	Korea	KT Strategic Investment Fund No.2	Liquidated
Excluded	Korea	LS Marine Solution Co., Ltd. (formerly KT Submarine Co., Ltd.)	Excluded
Excluded	Korea	KT-Michigan Global Contents Fund	Liquidated
Excluded	Russia	KT Primorye IDC LLC	Liquidated

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(3) Summarized information for consolidated subsidiaries as at and for the years ended December 31, 2023 and 2022, is as follows:

(in millions of Korean won)	December 31, 2023[3]
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Linkus Co., Ltd.	~~W~~	64,178	~~W~~	63,452	~~W~~	81,139	~~W~~	821
KT Telecop Co., Ltd.		375,596		235,947		525,946		5,728
KT Alpha Co., Ltd.		443,639		191,254		434,839		19,352
KT Service Bukbu Co., Ltd.		63,760		55,360		241,792		1,212
KT Service Nambu Co., Ltd.		71,576		58,745		290,985		1,354
BC Card Co., Ltd. [1]		6,352,878		4,722,432		4,025,023		76,545
H&C Network		81,107		4,863		27,204		1,814
Nasmedia Co., Ltd. [1]		513,311		262,336		146,769		17,703
KTDS Co., Ltd. [1]		393,667		202,067		727,261		33,971
KT M&S Co., Ltd.		258,477		209,075		695,134		3,783
KT MOS Bukbu Co., Ltd.		50,750		28,431		101,237		8,457
KT MOS Nambu Co., Ltd.		46,839		26,012		101,071		5,749
KT Skylife Co., Ltd. [1]		1,220,842		479,369		1,027,986		(109,407)
KT Estate Inc. [1]		2,664,880		1,021,741		594,526		17,407
KT GDH Co., Ltd.		7,760		1,501		4,346		648
KT Sat Co., Ltd.		699,607		88,524		182,149		30,502
KT Sports Co., Ltd.		26,615		11,299		66,251		(12,386)
KT Music Contents Fund No.2		5,558		1,772		534		(992)
KT M Mobile Co., Ltd.		176,838		69,317		300,523		5,605
KT Investment Co., Ltd. [1]		83,638		57,420		24,976		2,180
KTCS Corporation [1]		434,900		234,850		1,035,366		15,804
KTIS Corporation		447,609		243,519		592,960		13,922
Next Connect PFV		946,687		629,809		—		(29,889)
KT Japan Co., Ltd. [1]		2,015		3,341		2,770		(110)
KT America, Inc.		6,013		701		8,928		133
KT Rwanda Networks Ltd. [2]		134,847		313,787		26,750		(57,628)
AOS Ltd. [2]		10,763		1,983		8,252		128
KT Hong Kong Telecommunications Co., Ltd.		11,142		5,121		19,279		143
KT Huimangjieum [1]		8,073		2,715		16,280		1,012
KT Engineering Co., Ltd.		160,243		104,005		250,483		5,327
KT Studio Genie Co., Ltd. [1]		989,187		259,413		540,256		13,507
Lolab Co., Ltd.		42,744		37,838		172,543		(12,938)
East Telecom LLC [1]		48,483		22,632		30,212		7,723
KT ES Pte. Ltd. [1]		117,009		90,392		87,837		(124,850)
KTP SERVICES INC.		2,967		919		671		235
Altimedia Corporation [1]		48,381		12,374		45,013		7,352
KT RUS LLC		501		10		—		(378)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in millions of Korean won)	December 31, 2023[3]
	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
KT DX Vietnam Company Limited	1,694	102	82	(207)
KT Cloud Co., Ltd. [1]	1,983,972	503,241	678,313	63,956
KT Healthcare Vina Co., Ltd.	12,730	439	—	(721)
K-Realty Qualified Private Real Estate Investment Trust No. 1	80,266	50,693	4,682	(1,037)
AQUA RETAIL VIETNAM COMPANY LIMITED	1,202	62	14	(248)

[1]	As intermediate controlling companies, financial information from their consolidated financial statements is presented.
[2]	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
[3]	Profit or loss from the date of acquisition of control to the end of the reporting period is included

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

	December 31, 2022[3]
(in millions of Korean won)	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Linkus Co., Ltd.	~~W~~	47,734	~~W~~	47,498	~~W~~	75,907	~~W~~	(614)
KT Submarine Co., Ltd. (formerly KT Submarine Co., Ltd.)		120,255		7,884		42,787		(12,126)
KT Telecop Co., Ltd.		370,004		230,965		516,434		4,267
KT Alpha Co., Ltd. [1]		406,236		172,211		515,372		13,115
KT Service Bukbu Co., Ltd.		74,673		65,820		251,852		3,227
KT Service Nambu Co., Ltd.		80,450		66,479		301,431		3,067
BC Card Co., Ltd. [1]		5,666,075		4,109,200		3,895,764		148,341
H&C Network		82,737		6,640		27,392		992
Nasmedia Co., Ltd. [1]		516,945		275,730		152,394		27,691
KTDS Co., Ltd. [1]		401,932		228,474		715,527		30,941
KT M&S Co., Ltd.		255,310		204,336		728,531		8,105
KT MOS Bukbu Co., Ltd.		38,684		22,553		82,984		4,607
KT MOS Nambu Co., Ltd.		42,011		25,416		83,034		5,035
KT Skylife Co., Ltd. [1]		1,359,166		503,679		1,034,236		20,941
KT Estate Inc. [1]		2,480,489		836,672		488,290		61,454
KT GDH Co., Ltd.		12,059		1,596		4,318		451
KT Sat Co., Ltd.		677,980		89,644		180,075		28,073
KT Sports Co., Ltd.		28,220		15,461		65,283		(7,302)
KT Music Contents Fund No.2		15,718		277		1,040		735
KT-Michigan Global Content Fund		2,371		27		33		(1,095)
KT M Mobile Co., Ltd.		152,114		49,816		262,407		4,731
KT Investment Co., Ltd. [1]		103,354		79,182		15,136		2,840
KTCS Corporation [1]		419,726		228,618		1,030,158		17,634
KTIS Corporation		396,208		199,204		535,783		15,917
Next Connect PFV		624,734		277,967		—		(3,712)
KT Japan Co., Ltd. [1]		1,888		3,141		1,734		226
KT America, Inc.		5,945		843		8,070		37
KT Rwanda Networks Ltd. [2]		126,721		267,369		30,823		(27,467)
AOS Ltd. [2]		10,972		905		7,966		1,274
KT Hong Kong Telecommunications Co., Ltd.		10,505		4,768		20,384		51
KT Huimangjieum [1]		6,984		2,582		21,644		494
KT Engineering Co., Ltd.		141,463		89,853		258,103		10,302
KT Studio Genie Co., Ltd. [1]		987,270		268,911		497,998		189,498
Lolab Co., Ltd.		35,091		17,247		74,176		(7,985)
East Telecom LLC [1]		42,691		21,645		26,910		6,419
KT ES Pte. Ltd. [1]		240,721		88,640		78,815		(23,957)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

	December 31, 2022[3]
(in millions of Korean won)	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
KTP SERVICES INC.	3,832	2,044	776	(255)
Altimedia Corporation [1]	44,861	15,777	47,062	6,035
KT RUS LLC [1]	967	16	—	(871)
KT DX Vietnam Company Limited	1,815	6	—	26
kt cloud Co., Ltd.[1]	1,348,684	245,872	432,074	14,712

[1]	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
[3]	Profit or loss is included from the date of acquisition of control to the end of the reporting period.

2	Material Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The financial statements have been prepared on a historical cost basis, except for the following:

•	Certain financial assets and liabilities (including derivative instruments)

•	Defined benefit pension plans – plan assets measured at fair value

The preparation of the consolidated financial statements requires the use of critical accounting estimates. Management also needs to exercise judgement in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.2	Changes in Accounting Policy and Disclosures

(1) New and amended standards and interpretations adopted by the Group

The Group has applied a number of new and amended standards and new interpretations issued that are effective accounting periods beginning on January 1, 2023.

•	K-IFRS 1117 Insurance Contract

K-IFRS 1117, which supersedes K-IFRS 1104 Insurance Contracts, establishes principles for recognition, measurement, and disclosure of insurance contracts and its main features include the measurement of insurance liabilities at present value of the fulfilment cash flows, recognition of insurance revenue based on accruals-based accounting, and separate presentation of insurance revenue, insurance service expenses, and insurance finance income or expenses.

The Group does not have any contracts that meet the definition of an insurance contract under K-IFRS 1117.

•	K-IFRS 1001 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements (Amendment) - Disclosure of Accounting Policies

The amendments change the requirements in K-IFRS 1001 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in K-IFRS 1001 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

The IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

•	K-IFRS 1001 Presentation of Financial Statements (Amendment) - Disclosure of financial liabilities with condition to adjust exercise price

The amendments require disclosure of valuation gains or losses (limited to those recognized in the profit or loss) of the conversion options or warrants (or financial liabilities including them), if all or part of the financial instrument with exercise price that is adjusted depending on the issuer’s share price change is classified as financial liability as defined in paragraph 11 (2) of K-IFRS 1032.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

•	K-IFRS 1008 Accounting Polices, Changes in Accounting Estimates and Errors (Amendment) - Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted.

•	K-IFRS 1012 Income Taxes (Amendment) - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting nor taxable profit.

Following the amendments to K-IFRS 1012, an entity is required to recognise the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in K-IFRS 1012.

•	K-IFRS 1012 Income Taxes (Amendment) - International Tax Reform: Pillar Two Model Rules

The IASB amends the scope of IAS 12 to clarify that the Standard applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the OECD, including tax law that implements qualified domestic minimum top-up taxes described in those rules.

The amendments introduce a temporary exception to the accounting requirements for deferred taxes in IAS 12, so that an entity would neither recognise nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes.

Following the amendments, the Company is required to disclose that it has applied the exception and to disclose separately its current tax expense (income) related to Pillar Two income taxes.

There is no significant impact of the amendments listed above on consolidated financial statements.

(2) New and revised standards and interpretations in issue but not yet effective or adopted by the Group

At the date of authorization of these financial statements, the Company has not applied the following new and amended K-IFRS standards that have been issued but are not yet effective:

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

•	K-IFRS 1001 Presentation of Financial Statements (Amendment in 2020) - Classification of Liabilities as Current or Non-current

The amendments clarify that the classification of liabilities as current and non-current is based on rights that are existing at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

•	K-IFRS 1001 Presentation of Financial Statements (Amendment in 2023) - Non-current Liabilities with Covenants

The amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date. Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date.

The amendments also specifies that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

The amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2024. Earlier application of the amendments is permitted. If an entity applies the amendments for an earlier period, it is also required to apply the 2020 amendments early.

•	K-IFRS 1007 Cash Flow Statement and K-IFRS 1107 Financial Instruments Disclosure (Amendment) - Supplier finance agreements

The amendments add a disclosure objective in K-IFRS 1007 Cash Flow Statement stating that an entity is required to disclose information about supplier finance agreements that enables users of financial statements to assess the effect of those arrangements on the Group’s liabilities and cash flows. In addition, K-IFRS 1117 was amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The term ‘supplier finance agreements’ is not defined; instead, the amendment describe the characteristics of an arrangement for which an entity would be required to provide the information. To meet the disclosure objective, an entity will be required to disclose in aggregate for its supplier finance arrangements:

•	The terms and conditions of an agreement

•	The carrying amount, and associated line items for which the suppliers have already received payment from the finance providers

•	The carrying amount, and associated line items for which the suppliers have already received payment from the finance providers

•	Ranges of payment due dates for both those financial liabilities that are part of a supplier finance arrangement and comparable trade payables that are not part of a supplier finance arrangement

•	Types of non-cash changes in the carrying amount of financial liabilities corresponding to supplier finance agreements and their impact

•	Liquidity risk information

The above amendments, which contain specific transition reliefs for the first annual reporting period in which an entity applies the amendments, are applicable for annual reporting periods beginning on or after 1 January 2024, with early application permitted.

•	K-IFRS 1116 Lease (Amendment) - Lease Liabilities in a Sale and Leaseback

The amendments add a subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in K-IFRS 1115 Revenue from contracts with customers. The amendments require the seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ in such a way that the seller-lessee does not recognize a gain or loss that relates to the right of use asset retained by the seller-lessee after the lease commencement date.

The above amendments are applicable for annual reporting periods beginning on or after 1 January 2024, with early application permitted.

•	K-IFRS 1001 Presentation of Financial Statements (Amendment in 2023) - Disclosure of Virtual Assets

The amendments, in addition to additional disclosure requirements required by other Standards for transactions related to virtual assets, setting out the disclosure requirements in each case of 1) holding virtual assets; 2) holding virtual assets on behalf of customers; and 3) issuing virtual assets.

When holding a virtual asset, disclosure on the general information of the virtual asset, the applied accounting policy, and the acquisition method, acquisition cost, and the fair value of each virtual asset at the end of the reporting period should be disclosed. In addition, when issuing a virtual asset the entity’s obligations and the status of fulfilment of the obligation related to the issued virtual asset, the timing and amount of the recognized revenue of the sold virtual asset, the quantity of virtual assets held after issuance, and important contract details should be disclosed.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The above amendments are applicable applied retrospectively for annual reporting periods beginning on or after 1 January 2024, with early application permitted.

The Group is reviewing the impact of the above-listed amendments on the consolidated financial statements.

2.3	Consolidation

The Group has prepared the consolidated financial statements in accordance with Korean IFRS 1110 Consolidated Financial Statements.

(a)	Subsidiaries

Subsidiaries are all entities (including special purpose entities (“SPEs”)) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recoded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

Intercompany transactions, balances and unrealized gains on transactions among group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b)	Changes in ownership interests in subsidiaries without loss of control

Any differences between the amount of the adjustment to non-controlling interest that do not result in loss of control and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Controlling Company.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(c)	Disposal of subsidiaries

When the Group ceases to have control over a subsidiary, any retained interest in the subsidiary is remeasured to its fair value with the change in carrying amount recognized in profit or loss.

(d)	Associates

Associates are entities over which the Group has significant influence but does not possess control or joint control. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If the Group’s share of losses of an associate equals or exceeds its interest in the associate (including long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. If there is an objective evidence of impairment for the investment in the associate, the Group recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss. If an associate uses accounting policies other than those of the Group for transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying the equity method.

(e)	Joint arrangements

A joint arrangement, wherein two or more parties have joint control, is classified as either a joint operation or a joint venture. A joint operator recognizes its direct right to the assets, liabilities, revenues, and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues, and expenses. A joint venture has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4	Segment Reporting

Information of each operating segment is reported in a manner consistent with the business segment reporting provided to the chief operating decision-maker (Note 34). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

2.5	Foreign Currency Translation

(a)	Functional and presentation currency

Items included in the financial statements of each entities in the Group are measured using the currency of the primary economic environment in which each entity operates (its functional currency). The consolidated financial statements are presented in Korean won, which is the presentation currency for the consolidated financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges or are attributable to monetary part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to financial instruments are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss within ‘other income’ or ‘other expense’.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities, such as equities held at fair value through profit or loss, are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets, such as equities classified as available-for-sale financial assets, are recognized in other comprehensive income.

2.6	Financial Assets

(a)	Classification

The Group classifies its financial assets in the following measurement categories:

•	those to be measured at fair value through profit or loss

•	those to be measured at fair value through other comprehensive income

•	those to be measured at amortized cost

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when, its business model for managing those assets changes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of the investments in equity instruments that are not accounted for as other comprehensive income are recognized in profit or loss.

(b)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

A.	Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

•

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (and reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income’ or ‘finance costs’ and impairment loss in ‘finance costs’ or ‘operating expenses’.

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income’ or ‘finance costs’ in the period in which it arises.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

B.	Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continue to be recognized in profit or loss as ‘finance income’ when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income’ or ‘finance costs’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments, measured at fair value through other comprehensive income, are not reported separately from other changes in fair value.

(c)	Impairment

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and lease receivables, the Group applies the simplified approach, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables.

(d)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

(e)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.7	Derivative Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting treatment for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group has hedge relationships and designates certain derivatives as:

•	hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges)

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items.

The fair values of derivative financial instruments designated in hedge relationships are disclosed in Note 37.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. A non-derivative financial asset and a non-derivative financial liability is classified as a current or non-current based on its expected maturity and its settlement, respectively.

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity to the limit of the cumulative change in fair value (present value) of the hedge item (the present value of the cumulative change in the future expected cash flows of the hedged item) from the inception of the hedge. The ineffective portion is recognized in ‘finance income (costs)’.

Amounts of changes in fair value of effective hedging instruments accumulated in equity are recognized as ‘finance income (costs)’ for the periods when the corresponding transactions affect profit or loss.

When a hedging instrument expires, or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, any accumulated cash flow hedge reserve at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cash flow hedge reserve and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.8	Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Trade receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 6 for further information about the Group’s accounting treatment for trade receivables and Note 2.6 (c) for a description of the Group’s accounting policy on impairment.

2.9	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit(specific identification method).

2.10	Non-Current Assets Held-for-Sale

Non-current assets (or disposal groups) are classified as assets held-for-sale when their carrying amount will be recovered principally through a sale transaction rather than through continued use and when a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less selling costs.

2.11	Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

Useful Life
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment (Telecommunications equipment and others)	2 – 40 years
Vehicles	4 – 10 years
Tools	2 – 6 years
Office equipment	2 – 8 years

The depreciation method, residual values, and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.12	Investment Property

Real estate held for rental income or investment gains is classified as investment property and right-of-use asset. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 5 to 40 years.

2.13	Intangible Assets

(a)	Goodwill

Goodwill is measured as explained in Note 2.3 (a) and goodwill arising from acquisition of subsidiaries and businesses is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of subsidiaries and business include the carrying amount of goodwill relating to the subsidiaries and businesses sold.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

(b)	Intangible assets excluding goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership), subscription rights, broadcast license, facility-use rights, and transportation rights that have indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Useful Life
Development costs	3 – 10 years
Software	3 –10 years
Frequency usage rights	5 – 10 years
Others[1]	1 – 50 years

[1]

Membership rights (condominium membership and golf membership), subscription rights, broadcast license, facility usage rights and transportation license included in others are classified as intangible assets with indefinite useful life.

2.14	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.15	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are deferred and are presented as a credit in the statement of profit or loss within ‘other income’.

2.16	Impairment of Non-Financial Assets

Goodwill and intangible assets with indefinite useful life are tested annually for impairment at the end of each reporting period. If certain assets are deemed to be impaired, their recoverable amount is estimated in order to determine the impairment loss. The Group estimates the recoverable amount for each asset, and, in cases when the recoverable amount cannot be estimated for an asset, the recoverable amount of the cash generating unit to which the asset belongs is estimated. Corporate assets are allocated to individual cash generating units on a reasonable and consistent basis and if they cannot be allocated to individual cash generating units, they are allocated to the smallest group of cash generating units on a reasonable and consistent basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount (higher of its fair value less costs of disposal and value in use). Impairment loss on non-financial assets other than goodwill are evaluated for reversal at the end of each reporting period.

2.17	Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.18	Financial Liabilities

(a)	Classification and measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. Derivatives that are not designated as hedging instruments or derivatives separated from financial instruments containing embedded derivatives are also categorized as held for trading.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘trade payables and other payables’, ‘borrowings’ and ‘other financial liabilities’ in the statement of financial position.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Borrowings are initially recognized as the amount obtained by subtracting the transaction cost incurred from the fair value and is then measured as amortized cost. The difference between the consideration received (net of transaction cost) and the redemption amount is recognized as profit or loss over the period using the effective interest rate method. Fees paid to receive the borrowing limit are recognized as transaction costs for loans to the extent that they are likely to be borrowed as part or all of the borrowing limit. In this case, the fee will be deferred until the draw-down occurs. There is a high possibility that borrowings will be executed as part or all of the borrowing limit agreement (relevant fees to the extent that there is no evidence) are recognized as assets as advance payments for liquidity services and amortized over the relevant borrowing limit period.

Preferred shares that require mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

(b)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading and financial liabilities designated as at fair value through profit or loss. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading. Financial liabilities designed as at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Group.

2.19	Financial Guarantee Contracts

Financial guarantee contracts are recognized as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value, subsequently at the higher of the following amount, and the related liability is recognized as ‘other financial liabilities’ in the consolidated statement of financial position:

•	the amount determined in accordance with the expected credit loss model under Korean IFRS 1109 Financial Instruments

•	the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with Korean IFRS 1115 Revenue from Contracts with Customers

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.20	Compound Financial Instruments

Compound financial instruments are convertible notes that can be converted into equity instruments at the option of the holder.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option, and subsequently measured at amortized cost until extinguished on conversion or maturity of the bonds. The equity component is recognized initially on the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

2.21	Employee Benefits

(a)	Post-employment benefits

The Group operates both defined contribution and defined benefit pension plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(c)	Long-term employee benefits

Certain entities within the Group provide long-term employee benefits that are entitled to employees with service period for ten years and above. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. The Group recognizes service cost, net interest on other long-term employee benefits and remeasurements as profit or loss for the year. These liabilities are valued annually by an independent qualified actuary.

2.22	Share-Based Payments

Equity-settled share-based payment is recognized at fair value of equity instruments granted, and employee benefit expense is recognized over the vesting period. At the end of each period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

The acquiree may have outstanding share-based payment transactions that the acquirer does not exchange for its share-based payment transactions. If vested, those acquiree share-based payment transactions are part of the non-controlling interest in the acquiree and are measured at their market-based measure. If unvested, the market-based measure of unvested share-based payment transactions is allocated to the non-controlling interest on the basis of the ratio of the portion of the vesting period completed to the greater of the total vesting period and the original vesting period of the share-based payment transaction. The balance is allocated to post-combination service.

2.23	Provisions

Provisions for service warranties, recoveries, litigations and claims, and others are recognized when the Group presently hold legal or constructive obligation as a result of past events, and when it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

2.24	Leases

(a)	Lessee

The Group leases various repeater server racks, offices, communication line facilities, machinery, cars, and others.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the Group (the lessee) under residual value guarantees

•	The exercise price of a purchase option if the Group (the lessee) is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the Group (the lessee) exercising that option

Measurement of lease liability also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease.

The Group determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Group should consider a termination penalty in determining the period for which the contract is enforceable.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs (leasehold deposits)

•	restoration costs

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less, such as vehicles, machinery, and others. Low-value assets are comprised of tools, office equipment, and others.

(b)	Lessor

Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

(c)	Extension and termination option

Extension and termination options are included in a number of property and equipment leases across the Group. These terms are used to maximize operational flexibility in terms of managing contracts. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. Information on critical accounting estimates and assumptions related to the determination of the lease term is presented in Note 3.

2.25	Share Capital

The Controlling Company classifies ordinary shares as equity.

Where the Controlling Company purchases its own shares, the consideration paid, including any directly attributable incremental costs, is deducted from equity until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is included in equity attributable to the equity holders of the Controlling Company.

2.26	Revenue Recognition

(a)	Identifying performance obligations

The Group mainly provides telecommunication services and sells handsets. The Group identifies performance obligations with a customer such as providing telecommunication services, selling handsets, and others. Revenue from handsets is recognized when a performance obligation is satisfied by transferring promised goods to customers, and the revenue from telecommunication services is recognized over the estimated contract periods of each service by transferring promised services to customers.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(b)	Allocation the transaction price and revenue recognition

The Group allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocates the transaction price on a relative stand-alone selling price basis. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Group sells that good or service separately in similar circumstances and to similar customers. The Group recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

(c)	Incremental contract acquisition costs

The Group pays commission fees when new customers subscribe to telecommunication services. The incremental contract acquisition costs are those commission fees that the Group incurs to acquire a contract with a customer that would not have been incurred if the contract had not been acquired. The Group recognizes the incremental contract acquisition costs as an asset and amortizes it over the expected period of benefit. However, as a practical expedient, the Group may recognize the incremental contract acquisition costs as an expense when it is incurred if the amortization period of the asset is one year or less.

(d)	Commission fees

Commission fees are recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues are measured at the fair value of the consideration received.

2.27	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax expense is measured at the amount expected to be paid to taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amount will be available to utilize those temporary differences and losses.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Group recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset when the Group has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

2.28	Dividend

Dividend distribution to the Group’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Group’s shareholders.

2.29	Approval on Issuance of the Consolidated Financial Statements

The consolidated financial statements of 2023 were approved for issuance by the Board of Directors on February 7, 2024 and are subject to change with the approval of shareholders at their Annual General Meeting.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the actual results, it poses significant risk of resulting in a material adjustment.

Estimates and assumptions that have significant risks of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

3.1	Impairment of Non-Financial Assets (including Goodwill)

The Group determines the recoverable amount of a cash generating unit (CGU) based on fair value or value-in-use calculations to assess non-financial assets (including goodwill) for impairment (Note 12, 13).

3.2	Income Taxes

The Group’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note 30).

If a certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System for Recirculation of Corporate Income, the Group is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new tax system. As the Group’s income tax is dependent on the investments as well as wage increase, there is uncertainty in measuring the final tax effects(Note 29).

3.3	Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 37).

3.4	Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 17).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.5	Amortization of Contract Assets, Contract Liabilities and Contract Cost Assets

Contract assets, contract liabilities and contract cost assets recognized under the application of K-IFRS 1115 are amortized over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.6	Critical Judgments in Determining the Lease Term

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

For leases of property, machinery, and communication line facilities, the following factors are normally the most relevant:

•	If there are significant penalties to terminate (or not extend), the Group is typically reasonably certain to extend (or not terminate).

•	If any leasehold improvements are expected to have a significant remaining value, the Group is typically reasonably certain to extend (or not terminate).

•	Otherwise, the Group considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

Most extension options in offices, retail stores and vehicles leases have not been included in the lease liability, because the Group can replace the assets without significant cost or business disruption.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Group becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4	Financial Instruments by Category

(1) Financial instruments by category as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,879,554	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,879,554
Trade and other receivables		8,458,259		—		116,198		—		8,574,457
Other financial assets		1,385,921		939,661		1,680,168		159,211		4,164,961

(in millions of Korean won)	December 31, 2023
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	8,317,822	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	8,317,822
Borrowings		10,218,165		—		—		—		10,218,165
Other financial liabilities		915,185		136,106		24,547		—		1,075,838
Lease liabilities		—		—		—		1,179,909		1,179,909

(in millions of Korean won)	December 31, 2022
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,449,062	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,449,062
Trade and other receivables		7,459,994		—		129,124		—		7,589,118
Other financial assets		1,060,058		1,064,856		1,508,192		190,830		3,823,936

(in millions of Korean won)	December 31, 2022
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables[1]	~~W~~	8,397,264	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	8,397,264
Borrowings		10,006,685		—		—		—		10,006,685
Other financial liabilities		246,606		141,280		33,555		—		421,441
Lease liabilities		—		—		—		1,172,038		1,172,038

[1]	Amounts related to employee benefit plans are included in Trade and other payables.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(2)	Gains or losses arising from financial instruments by category for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Financial assets at amortized cost
Interest income [1]	~~W~~	360,134	~~W~~	144,505
Gain on foreign currency transactions [4]		22,782		23,824
Gain (loss) on foreign currency translation		5,741		(2,151)
Loss on disposal		(3,409)		(81)
Loss on valuation		(172,966)		(132,102)

Financial assets at fair value through profit or loss
Interest income [1]		13,480		6,008
Dividend income [5]		6,918		4,600
Loss on valuation [6]		(31,965)		(29,282)
Gain on disposal		14,237		2,347
Gain on foreign currency transactions [4]		—		1,100
Gain on foreign currency translation		3,396		13,711

Financial assets at fair value through other comprehensive income
Interest income [1]		18,966		190,281
Dividend income [5]		52,813		9,522
Loss on valuation		—		(61)
Loss on disposal		(11,193)		(62,183)
Other comprehensive income (loss) for the year [2]		121,805		(158,574)

Derivative used for hedging
Gain on transactions		10,192		27,628
Gain on valuation [7]		34,092		150,699
Other comprehensive income for the year [2]		7,772		88,048
Reclassified to profit or loss from other comprehensive income for the year [2,3]		(29,178)		(110,616)

Financial liabilities at fair value through profit or loss
Gain (loss) on valuation		(7,394)		30,031
Gain on disposal		4,788		—
Interest expense [1]		(44)		(4,046)
Gain (loss) on foreign currency transactions [4]		(5)		24

Derivatives used for hedging
Loss on transactions		—		(1,291)
Gain (loss) on valuation		11,503		(17,237)
Other comprehensive income (loss) for the year [2]		7,557		(23,957)
Reclassified to profit or loss from other comprehensive income for the year [2,3]		(8,764)		15,195

Financial liabilities at amortized cost
Interest expense [1]		(358,486)		(275,302)
Gain on valuation [8]		3,411		—
Loss on foreign currency transactions [4]		(24,054)		(34,574)
Loss on foreign currency translation		(93,004)		(168,577)

Lease liabilities
Interest expense [1]		(52,035)		(41,469)

Total	~~W~~	(92,910)	~~W~~	353,980

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

[1]

BC Card Co., Ltd., etc., subsidiaries of the Group, recognized interest income and expenses as operating revenue and expenses, respectively. Related interest income recognized as operating revenue is ~~W~~ 112,973 million (2022: ~~W~~ 68,869 million) and related interest expense recognized as operating expense is ~~W~~ 55,677 million (2022: ~~W~~ 27,060 million) for the year ended December 31, 2023.

[2]	The amounts directly reflected in equity after adjustments of deferred income tax.
[3]

During the years ended December 31, 2023 and 2022, certain derivatives of the Group were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.

[4]

BC Card Co., Ltd., a subsidiary of the Group, recognized foreign currency transaction gain and loss and as operating revenue and expense. In relation to this, foreign currency transaction gain and loss recognized as operating revenue and expense amount to foreign exchange gain ~~W~~ 5,597 million (2022 foreign exchange gain and loss: ~~W~~ 3,569 million), respectively, for the year ended December 31, 2023.

[5]

BC Card Co., Ltd., a subsidiary of the Group, recognized dividend income as operating revenue. Related dividend income recognized as operating revenue is ~~W~~ 1,759 million (2022: ~~W~~ 2,299 million) for the year ended December 31, 2023.

[6]

KT Investment Co., Ltd., etc., subsidiaries of the Group, recognized gain and loss on valuation of financial instruments measured at fair value through profit or loss as operating income and expenses. In relation to this, valuation gain and loss recognized as operating revenue and expense amount to valuation loss ~~W~~ 11,112 million (2022 valuation loss: ~~W~~ 7,860 million), for the year ended December 31, 2023.

[7]

BC Card Co., Ltd., a subsidiary of the Group, recognized gain and loss on valuation of derivatives as operating income and expenses. Related valuation gain recognized as operating revenue and expense is ~~W~~ 48 million (2022 valuation loss: ~~W~~ 418 million), for the year ended December 31, 2023.

[8]	KT Cloud Co., Ltd., a subsidiary of the Group, recognized gain on valuation as convertible preferred stock of ~~W~~ 311,312 million for the year ended December 31, 2023.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5	Cash and Cash Equivalents

Restricted cash and cash equivalents as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022		Description
Bank deposits	~~W~~	49,555	~~W~~	29,874	Deposit restricted for government project and others

Cash and cash equivalents in the consolidated statement of financial position equal to cash and cash equivalents in the consolidated statement of cash flows.

6	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,596,899	~~W~~	(330,002)	~~W~~	(9,165)	~~W~~	3,257,732
Other receivables		3,990,900		(76,089)		(2,254)		3,912,557

Total	~~W~~	7,587,799	~~W~~	(406,091)	~~W~~	(11,419)	~~W~~	7,170,289

Non-current assets
Trade receivables	~~W~~	318,429	~~W~~	(1,288)	~~W~~	(19,476)	~~W~~	297,665
Other receivables		1,227,929		(107,547)		(13,879)		1,106,503

Total	~~W~~	1,546,358	~~W~~	(108,835)	~~W~~	(33,355)	~~W~~	1,404,168

(in millions of Korean won)	December 31, 2022
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,439,542	~~W~~	(342,539)	~~W~~	(6,926)	~~W~~	3,090,077
Other receivables		3,092,261		(82,243)		(2,023)		3,007,995

Total	~~W~~	6,531,803	~~W~~	(424,782)	~~W~~	(8,949)	~~W~~	6,098,072

Non-current assets
Trade receivables	~~W~~	408,098	~~W~~	(1,199)	~~W~~	(11,540)	~~W~~	395,359
Other receivables		1,249,096		(136,300)		(17,109)		1,095,687

Total	~~W~~	1,657,194	~~W~~	(137,499)	~~W~~	(28,649)	~~W~~	1,491,046

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(2)

The fair values of trade and other receivables with original maturities less than one year are equal to their carrying amounts because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined by discounting the expected future cash flow at the weighted average interest rate.

(3)	Details of changes in provisions for impairment the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	~~W~~	343,738	~~W~~	218,543	~~W~~	349,725	~~W~~	201,387
Provision		69,972		114,501		64,522		65,941
Reversal		—		(14,941)		—		(850)
Write-off/transfer		(69,246)		(129,108)		(69,430)		(49,904)
Changes in consolidation scope		(310)		(17)		(43)		—
Others		(12,864)		(5,342)		(1,036)		1,969

Ending balance	~~W~~	331,290	~~W~~	183,636	~~W~~	343,738	~~W~~	218,543

Provisions for impairment on trade and other receivables are recognized as operating expenses, other expenses and finance costs.

(4)	Details of other receivables as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Loans	~~W~~	51,854	~~W~~	98,953
Receivables [1]		3,539,742		2,668,545
Accrued income		43,920		32,218
Refundable deposits		299,935		339,450
Loans receivable		1,067,005		1,013,428
Finance lease receivables		141,883		105,690
Others		58,357		63,941
Less: Provision for impairment		(183,636)		(218,543)

	~~W~~	5,019,060	~~W~~	4,103,682

[1]	As of December 31, 2023, credit sales asset of ~~W~~ 2,696,505 million (December 31, 2022: ~~W~~ 1,960,579 million) held by BC Card Co., Ltd. are included..

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(5)	The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of December 31, 2023.

(6)

The Group classifies a certain portion of trade receivables as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

7	Other Financial Assets and Liabilities

(1)	Details of other financial assets and liabilities as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Other financial assets
Financial assets at amortized cost [1]	~~W~~	1,385,921	~~W~~	1,060,058
Financial assets at fair value through profit or loss [1,2]		939,661		1,064,856
Financial assets at fair value through other comprehensive income [1]		1,680,168		1,508,192
Derivatives used for hedging		159,211		190,830
Less: Non-current		(2,724,761)		(2,501,484)

Current	~~W~~	1,440,200	~~W~~	1,322,452

Other financial liabilities
Financial liabilities at amortized cost [3]	~~W~~	915,185	~~W~~	246,606
Financial liabilities at fair value through profit or loss		136,106		141,280
Derivatives used for hedging		24,547		33,555
Less: Non-current		(753,739)		(412,650)

Current	~~W~~	322,099	~~W~~	8,791

[1]

As of December 31, 2023, the Group’s other financial assets amounting to ~~W~~ 98,309 million (December 31, 2022: ~~W~~ 102,215 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]	As of December 31, 2023, the Group provided investments in Korea Software Financial Cooperative amounting to ~~W~~ 9,016 million as a collateral for the payment guarantee provided by the Cooperative.
[3]	The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and MILLIE Co., Ltd. and KT Cloud Co., Ltd. (Note 19).

(2)	Financial Assets at fair value through profit or loss

1)	Details of financial assets at fair value through profit or loss as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Equity instruments (Listed)	~~W~~	13,911	~~W~~	26,647
Equity instruments (Unlisted)		42,185		72,517
Debt securities		880,549		942,274
Derivatives held for trading [1]		3,016		23,418

Total		939,661		1,064,856
Less: Non-current		(782,143)		(609,887)

Current	~~W~~	157,518	~~W~~	454,969

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

[1]	According to a derivative arrangement with LS Marine Solution Co., Ltd.(formerly KT Submarine Co., Ltd.), derivative assets amounting to ~~W~~ 1,015 million is included as of December 31, 2023. (Note 19).

2)	The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as of December 31, 2023.

(3)	Financial Assets at fair value through other comprehensive income

1)	Details of financial assets at fair value through other comprehensive income as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Equity instruments (Listed) [1]	~~W~~	1,231,188	~~W~~	1,006,476
Equity instruments (Unlisted)		443,067		496,284
Debt securities		5,913		5,432

Total		1,680,168		1,508,192
Less: Non-current		(1,680,168)		(1,508,192)

Current	~~W~~	—	~~W~~	—

2)

Upon disposal of these equity investments, any balance within the accumulated other comprehensive income is not reclassified to profit or loss, but to retained earnings. Upon disposal of these debt investments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(4)	Derivatives used for hedging

1)	Details of valuation of derivatives used for hedging as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023				December 31, 2022
	Assets		Liabilities		Assets		Liabilities
Interest rate swap	~~W~~	1,530	~~W~~	191	~~W~~	4,236	~~W~~	—
Currency swap [1]		157,681		24,356		186,594		33,555

Total		159,211		24,547		190,830		33,555
Less: Non-current		(107,802)		(23,696)		(147,141)		(33,555)

Current	~~W~~	51,409	~~W~~	851	~~W~~	43,689	~~W~~	—

[1]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Group to be exposed to risks of cash flow fluctuation by hedged items is until September 7, 2034.

The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

2)	The valuation gains and losses on the derivative contracts for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)
	2023						2022
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	~~W~~	48	~~W~~	—	~~W~~	(2,945)	~~W~~	63	~~W~~	490	~~W~~	4,666
Currency swap		45,709		162		(27,273)		154,611		20,723		79,781
Currency forwards		—		—		—		—		—		754

Total	~~W~~	45,757	~~W~~	162	~~W~~	(30,218)	~~W~~	154,674	~~W~~	21,213	~~W~~	85,201

[1]	The amounts directly reflected in equity are before adjustments of deferred income tax and allocation to the non-controlling interest.

3)	The ineffective portion recognized in profit or loss on the cash flow hedges are valuation loss of ~~W~~ 41 million for the year ended December 31, 2023 (2022: valuation gains of ~~W~~ 2,707 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4)	The unsettled amount of derivative instruments for the years ended December 31, 2023 and 2022, are as follows:

(i)	Hedging instruments

(in millions of Korean won and thousands of foreign currencies)	2023
				Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets		Liabilities
USD	2,111,509	~~W~~	2,417,473	~~W~~	157,681	~~W~~	23,465	~~W~~	44,313
JPY	400,000		4,357		—		660		(162)
EUR	7,700		10,283		—		231		381
KRW	—		240,000		1,530		191		707

Total		~~W~~	2,672,113	~~W~~	159,211	~~W~~	24,547	~~W~~	45,339

(in millions of Korean won and thousands of foreign currencies)	2022
				Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets		Liabilities
USD	2,111,509	~~W~~	2,527,626	~~W~~	160,243	~~W~~	32,936	~~W~~	170,856
JPY	400,000		4,357		—		409		(308)
SGD	284,000		245,208		26,351		—		20,511
EUR	7,700		10,283		—		210		129
KRW	—		170,000		4,236		—		4,717

Total		~~W~~	2,957,474	~~W~~	190,830	~~W~~	33,555	~~W~~	195,905

(ii) Hedged item

(in millions of Korean won)	2023						2022
Currency	Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves[1]		Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves[1]
USD	~~W~~	2,593,707	~~W~~	(44,365)	~~W~~	(30,415)	~~W~~	2,675,885	~~W~~	(170,010)	~~W~~	(13,947)
JPY		3,651		162		49		3,813		308		116
EUR		10,985		(581)		158		10,404		(121)		582
SGD		—		—		—		267,843		(18,720)		3,406
KRW		239,944		(596)		1,315		101,035		(4,655)		4,385

Total	~~W~~	2,848,287	~~W~~	(45,380)	~~W~~	(28,893)	~~W~~	3,058,980	~~W~~	(193,198)	~~W~~	(5,458)

[1]	The amount is after the deferred tax directly added or subtracted to the capital is reflected.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(5)	Financial Liabilities at fair value through profit or loss

1)	Details of financial liabilities at fair value through profit or loss as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Derivatives held for trading [1,2]	~~W~~	136,106	~~W~~	141,280

[1]

The Group signed a shareholder-to-share agreement with financial investors participating in the paid-in capital increase of K Bank Inc. for the year ended December 31, 2023. According to the Drag-Along Right, if K Back inc. fails to be listed on the terms agreed upon for the date of completion of the acquisition, financial investors may exercise the Drag-Along right to the Group, and the Group may comply or exercise the right to claim for sale. If financial investors exercise the Drag-Along Right, the Group must exercise the right to claim for sale or guarantee the return on the terms agreed upon by financial investors.

[2]	The amount includes derivatives separated from convertible bonds issued by the Group (Note 15).

2)	The valuation gain and loss on financial liabilities at fair value through profit or loss for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivatives liabilities held for trading	~~W~~	3,316	~~W~~	10,710	~~W~~	24,683	~~W~~	1,800

8	Inventories

Inventories as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)
	December 31, 2023						December 31, 2022
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	981,127	~~W~~	(102,215)	~~W~~	878,912	~~W~~	768,748	~~W~~	(96,010)	~~W~~	672,738
Others		33,350		—		33,350		36,453		—		36,453

Total	~~W~~	1014,477	~~W~~	(102,215)	~~W~~	912,262	~~W~~	805,201	~~W~~	(96,010)	~~W~~	709,191

Cost of inventories recognized as expenses for the year ended December 31, 2023 amounts to ~~W~~ 3,386,069 million (December 31, 2022: ~~W~~ 3,485,288 million) and reversal valuation loss on inventory amounts to ~~W~~ 6,205 million for the year ended December 31, 2023 (December 31, 2022: ~~W~~ 24,294 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

9	Other Assets and Liabilities

Other assets and liabilities as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Other assets
Advance payments	~~W~~	217,997	~~W~~	181,150
Prepaid expenses		146,628		107,775
Contract cost		1,727,468		1,817,678
Contract assets		832,520		802,253
Others		15,237		12,964
Less: Non-current		(827,297)		(820,608)

Current	~~W~~	2,112,553	~~W~~	2,101,212

Other liabilities
Advances received [1]	~~W~~	582,652	~~W~~	376,830
Withholdings		159,080		155,017
Unearned revenue [1]		27,392		46,493
Lease liabilities		1,179,909		1,172,038
Contract liabilities		278,749		284,107
Others		30,848		33,108
Less: Non-current		(950,015)		(934,575)

Current	~~W~~	1,308,615	~~W~~	1,133,018

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 25).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

10	Property and Equipment

(1)	Changes in property and equipment for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	1,272,940	~~W~~	4,830,853	~~W~~	42,091,573	~~W~~	1,276,779	~~W~~	1,108,043	~~W~~	50,580,188
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,276,292)		(32,477,744)		(1,053,343)		(498)		(35,808,009)

Beginning, net		1,272,808		2,554,561		9,613,829		223,436		1,107,545		14,772,179
Acquisition and capital expenditure		844		5,072		75,412		78,400		3,029,380		3,189,108
Disposal and termination		(3,651)		(5,012)		(70,418)		(1,711)		(327)		(81,119)
Depreciation		—		(148,981)		(2,495,402)		(75,900)		—		(2,720,283)
Impairment (recovery of impairment)		—		—		(6,577)		(1)		(1,294)		(7,872)
Transfer in (out)		58,790		151,157		2,706,444		16,407		(3,092,670)		(159,872)
Transfer from (to) investment properties		(37,725)		(88,336)		—		—		(189)		(126,250)
Acquisitions and dispositions of subsidiaries		18,761		49,532		(14,981)		(44,543)		(3,205)		5,564
Others		14,549		137		(1,628)		(7,742)		(4,692)		624

Ending, net	~~W~~	1,324,376	~~W~~	2,518,130	~~W~~	9,806,679	~~W~~	188,346	~~W~~	1,034,548	~~W~~	14,872,079

Acquisition cost	~~W~~	1,324,508	~~W~~	4,903,073	~~W~~	43,611,280	~~W~~	1,182,144	~~W~~	1,035,198	~~W~~	52,056,203
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,384,943)		(33,804,601)		(993,798)		(650)		(37,184,124)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

	2022
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	1,315,929	~~W~~	4,707,250	~~W~~	40,270,005	~~W~~	1,607,853	~~W~~	1,094,479	~~W~~	48,995,516
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,189,828)		(30,953,434)		(1,386,615)		(621)		(34,530,630)

Beginning, net		1,315,797		2,517,422		9,316,571		221,238		1,093,858		14,464,886
Acquisition and capital expenditure		11,392		32,030		129,754		67,921		3,105,283		3,346,380
Disposal and termination		(2,556)		(4,338)		(76,608)		(4,695)		(3,926)		(92,123)
Depreciation		—		(147,620)		(2,413,191)		(79,376)		—		(2,640,187)
Impairment (recovery of impairment)		—		—		(6,084)		(7,825)		(2,247)		(16,156)
Transfer in (out)		24,647		230,955		2,660,753		31,036		(3,010,193)		(62,802)
Transfer from (to) investment properties		(63,278)		(140,229)		—		—		(2,676)		(206,183)
Acquisitions and dispositions of subsidiaries		—		—		(4,386)		(481)		(3,720)		(8,587)
Others		(13,194)		66,341		7,020		(4,382)		(68,834)		(13,049)

Ending, net	~~W~~	1,272,808	~~W~~	2,554,561	~~W~~	9,613,829	~~W~~	223,436	~~W~~	1,107,545	~~W~~	14,772,179

Acquisition cost	~~W~~	1,272,940	~~W~~	4,830,853	~~W~~	42,091,573	~~W~~	1,276,779	~~W~~	1,108,043	~~W~~	50,580,188
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,276,292)		(32,477,744)		(1,053,343)		(498)		(35,808,009)

(2)	Details of property and equipment provided as collateral as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	81,057	~~W~~	64,680	Borrowings	~~W~~	54,900	Industrial Bank of Korea, etc.
Land and Buildings		555,921		64,877	Deposits		55,965	Lessee

(in millions of Korean won)	December 31, 2022
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	13,899	~~W~~	19,100	Borrowings	~~W~~	6,000	Industrial Bank of Korea, etc.
Land and Buildings		460,166		61,733	Deposits		52,662	Lessee

(3)

The borrowing costs capitalized for qualifying assets amount to ~~W~~ 17,671 million (2022: ~~W~~ 9,954 million) for the year ended December 31, 2023. The interest rate applied to calculate the capitalized borrowing costs, for the year ended December 31, 2023, is 1.86%~7.28%(2022: 1.85%~7.42%).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

11	Investment Properties

(1)	Changes in investment properties for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	~~W~~	881,360	~~W~~	1,577,736	~~W~~	137,108	~~W~~	2,596,204
Less: Accumulated depreciation		(1,568)		(661,278)		—		(662,846)

Beginning, net		879,792		916,458		137,108		1,933,358
Acquisition		—		57,529		153,279		210,808
Disposal		(8,167)		(9,323)		—		(17,490)
Depreciation		—		(52,869)		—		(52,869)
Transfer from property and equipment		37,725		88,336		189		126,250
Transfer and others		1		27,544		(29,467)		(1,922)

Ending, net	~~W~~	909,351	~~W~~	1,027,675	~~W~~	261,109	~~W~~	2,198,135
Acquisition cost	~~W~~	910,919	~~W~~	1,750,677	~~W~~	261,109	~~W~~	2,922,705
Less: Accumulated depreciation		(1,568)		(723,002)		—		(724,570)

	2022
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	~~W~~	815,331	~~W~~	1,424,066	~~W~~	66,801	~~W~~	2,306,198
Less: Accumulated depreciation		(1,568)		(583,976)		—		(585,544)

Beginning, net		813,763		840,090		66,801		1,720,654
Acquisition		14,569		17,351		55,478		87,398
Disposal		(14,725)		(5,858)		(17)		(20,600)
Depreciation		—		(47,004)		—		(47,004)
Transfer from property and equipment		63,278		140,229		2,676		206,183
Transfer and others		2,907		(28,350)		12,170		(13,273)

Ending, net	~~W~~	879,792	~~W~~	916,458	~~W~~	137,108	~~W~~	1,933,358

Acquisition cost	~~W~~	881,360	~~W~~	1,577,736	~~W~~	137,108	~~W~~	2,596,204
Less: Accumulated depreciation		(1,568)		(661,278)		—		(662,846)

(2)

The fair value of the Group’s investment properties is ~~W~~ 5,276,169 million as of December 31, 2023 (December 31, 2022: ~~W~~ 5,370,047 million). The fair value of investment properties is estimated based on the expected cash flow.

(3)

Rental income from investment properties is ~~W~~ 224,016 million in 2023 (2022: ~~W~~ 206,127 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(4)

As of December 31, 2023, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~ 101,738 million for one year or less, ~~W~~ 130,707 million for more than one year and less than five years, ~~W~~ 18,817 million for over five years, and ~~W~~ 251,262 million in total.

12	Intangible Assets

(1)	Changes in intangible assets for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	1,037,887	~~W~~	1,803,687	~~W~~	1,156,951	~~W~~	2,617,707	~~W~~	1,532,061	~~W~~	8,148,293
Less: Accumulated amortization (including accumulated impairment loss and others)		(329,664)		(1,631,831)		(1,001,875)		(1,129,451)		(925,639)		(5,018,460)

Beginning, net		708,223		171,856		155,076		1,488,256		606,422		3,129,833
Acquisition and capital expenditure[1]		—		33,078		38,603		37		238,019		309,737
Disposal and termination		—		(4,812)		(397)		—		(6,431)		(11,640)
Amortization[2,3]		—		(63,052)		(52,265)		(350,276)		(226,316)		(691,909)
Impairment		(230,352)		(128)		(16)		—		(5,711)		(236,207)
Changes in consolidation scope		6,207		—		(108)		—		(69)		6,030
Others		4,349		1,658		11,769		175		10,066		28,017

Ending, net	~~W~~	488,427	~~W~~	138,600	~~W~~	152,662	~~W~~	1,138,192	~~W~~	615,980	~~W~~	2,533,861

Acquisition cost	~~W~~	1,036,354	~~W~~	1,790,446	~~W~~	1,196,329	~~W~~	2,415,243	~~W~~	1,725,087	~~W~~	8,163,459
Less: Accumulated amortization (including accumulated impairment loss and others)		(547,927)		(1,651,846)		(1,043,667)		(1,277,051)		(1,109,107)		(5,629,598)

[1]	The amounts include the transferred amount from Property and Equipment account.
[2]	The amounts include the transferred amount to Servicing costs.
[3]	Amounts include ~~W~~ 52,179 million which is the changed effect of useful life from Media Contents asset.

	2022
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	1,002,530	~~W~~	1,812,377	~~W~~	1,083,426	~~W~~	2,617,647	~~W~~	1,426,576	~~W~~	7,942,556
Less: Accumulated amortization (including accumulated impairment loss and others)		(305,658)		(1,584,004)		(944,001)		(778,516)		(883,044)		(4,495,223)

Beginning, net		696,872		228,373		139,425		1,839,131		543,532		3,447,333
Acquisition and capital expenditure		19,455		45,997		55,651		—		225,886		346,989
Disposal and termination		—		(5,503)		(48)		—		(20,117)		(25,668)
Amortization[1]		—		(93,374)		(54,748)		(350,265)		(128,874)		(627,261)
Impairment		(24,006)		(744)		(508)		—		(5,416)		(30,674)
Changes in consolidation scope		—		(2,320)		(802)		—		(7,144)		(10,266)
Others		15,902		(573)		16,106		(610)		(1,445)		29,380

Ending, net	~~W~~	708,223	~~W~~	171,856	~~W~~	155,076	~~W~~	1,488,256	~~W~~	606,422	~~W~~	3,129,833

Acquisition cost	~~W~~	1,037,887	~~W~~	1,803,687	~~W~~	1,156,951	~~W~~	2,617,707	~~W~~	1,532,061	~~W~~	8,148,293
Less: Accumulated amortization (including accumulated impairment loss and others)		(329,664)		(1,631,831)		(1,001,875)		(1,129,451)		(925,639)		(5,018,460)

[1]	The amounts include the transferred amount to Servicing costs.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(2)

The carrying amount of membership rights with an indefinite useful life not subject to amortization, except for goodwill, is ~~W~~ 212,910 million as of December 31, 2023 (December 31, 2022: ~~W~~ 210,114 million).

(3)	Goodwill is allocated to the Group’s cash-generating unit, which is identified by operating segments. As of December 31, 2023, goodwill allocated to each cash-generation unit is as follows:

(In millions of Korean won)
Cash-Generating Unit	Amount
Mobile services	~~W~~	65,057
BC Card Co., Ltd.		41,234
HCN Co., Ltd.		130,242
GENIE Music Corporation		50,214
MILLIE Co., Ltd.		54,725
PlayD Co., Ltd.		40,068
KT Telecop Co., Ltd.		15,418
Epsilon Global Communications Pte. Ltd.		45,670
KT MOS Bukbu Co., Ltd. and others		45,799

	~~W~~	488,427

The recoverable amount of goodwill has been determined based on the fair value obtained by calculating the value in use or deducting the cost of disposal. The pre-tax cash flow estimate was used to calculate the value of use based on the financial budget, such as the budget for the next five years. Cash flows after the estimated period were estimated using the expected growth rate, and the growth rate does not exceed the long-term average growth rate of the industry to which the cash-generating unit belongs. The Group determines the growth margin rate based on past performance and expectations of future market changes. The Group has determined pre-tax cash flow estimates based on past earnings and market growth forecasts, and the discount rate used reflects the specific risks of related operations.

The pre-tax discount rates applied to the calculation of the value in use of major goodwill related to HCN Co., Ltd., Epsilon Global Communications Pte. Ltd., ICT, etc. are 11.37%, 8.84%, 6.68%, etc., and the terminal growth rates are 0%, 1%, 0%, etc., respectively.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

As a result of the impairment test of goodwill, the impairment loss of HCN Co., Ltd. Epsilon Global Communications PTE. Ltd., etc. are ~~W~~ 230,352 million, allocated in full to goodwill and recognized as other expenses.

13	Investments in Associates and Joint Ventures

(1)	Details of associates as of December 31, 2023 and 2022, are as follows:

	Percentage of ownership (%)		Location	Closing month
	December 31, 2023	December 31, 2022
KIF Investment Fund	33.3%	33.3%	Korea	December
K Bank Inc.	33.7%	33.7%	Korea	December
Hyundai Robotics Co., Ltd. [1]	10.0%	10.0%	Korea	December
Megazone Cloud Corporation [1]	6.8%	6.8%	Korea	December
IGIS No. 468-1 General Private Real Estate Investment Company	44.6%	44.6%	Korea	December
KT-DSC Creative Economy Youth Start-up Investment Fund	28.6%	28.6%	Korea	December
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC	35.3%	35.3%	Korea	December
LS Marine Solution Co., Ltd. [1,2]	7.3%	32.9%	Korea	December

[1]

As of December 31, 2023, although the Group has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Group has significant influence in determining the operational and financial policies.

[2]	As of December 31, 2023, due to the loss of control of an entity, it is now accounted as an associate.

(2)	Changes in investments in associates and joint ventures for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Investment Fund	~~W~~	170,979	~~W~~	—	~~W~~	5,443	~~W~~	632	~~W~~	177,054
K Bank Inc.		852,756		—		1,089		19,036		872,881
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		49,372		—		(1,637)		(1)		47,734
Megazone Cloud Corporation		136,199		—		(4,583)		78		131,694
IGIS No. 468-1 General Private Real Estate Investment Company		23,589		—		(105)		—		23,484
KT-DSC Creative Economy Youth Start-up Investment Fund		22,123		(500)		3,494		—		25,117
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC		16,620		—		(4,678)		—		11,942
LS Marine Solution Co., Ltd.		—		—		255		23,237		23,492
Others [1]		209,084		101,887		(34,912)		(32,568)		243,491

	~~W~~	1,480,722	~~W~~	101,387	~~W~~	(35,634)	~~W~~	10,414	~~W~~	1,556,889

[1]

KT Investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit from associates and joint ventures as operating revenue and expense. Net gain from associates and joint ventures of ~~W~~ 899 million was recognized as operating expense during the current period.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

	2022
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Investment Fund	~~W~~	178,935	~~W~~	—	~~W~~	2,502	~~W~~	(10,458)	~~W~~	170,979
K Bank Inc.		831,737		—		29,010		(7,991)		852,756
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		48,725		—		798		(151)		49,372
Megazone Cloud Corporation		—		130,001		(22,555)		28,753		136,199
IGIS No. 468-1 General Private Real Estate Investment Company		—		25,000		(1,411)		—		23,589
KT-DSC Creative Economy Youth Start-up Investment Fund		22,138		—		(13)		(2)		22,123
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC		17,084		—		(464)		—		16,620
Others [1]		189,810		100,040		(24,688)		(56,078)		209,084

	~~W~~	1,288,429	~~W~~	255,041	~~W~~	(16,821)	~~W~~	(45,927)	~~W~~	1,480,722

[1]

KT Investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit from associates and joint ventures as operating revenue and expense. Net gain from associates and joint ventures of ~~W~~ 464 million was recognized as operating expense during the prior period.

(3)	Summarized financial information of associates and joint ventures as at and for the years ended December 31, 2023 and 2022, is as follows:

	December 31, 2023
(in millions of Korean won)	Current assets		Non-current assets		Current liabilities		Non-current liabilities
KIF Investment Fund	~~W~~	128,344	~~W~~	402,819	~~W~~	—	~~W~~	—
K Bank Inc.		21,320,790		89,812		19,541,076		4,516
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		251,868		134,424		106,557		9,775
Megazone Cloud Corporation		874,778		267,605		341,679		205,087
IGIS No. 468-1 General Private Real Estate Investment Company		2,985		49,631		11		—
KT-DSC Creative Economy Youth Start-up Investment Fund		482		87,528		101		—
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC		5,690		145,769		107,553		—
LS Marine Solution Co., Ltd (formerly KT Submarine Co., Ltd.)		66,767		80,307		23,906		207

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in millions of Korean won)	December 31, 2022
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
KIF Investment Fund	~~W~~	98,132	~~W~~	414,804	~~W~~	—	~~W~~	—
K Bank Inc.		16,562,742		71,265		14,830,983		2,168
Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		278,413		135,380		63,009		64,335
Megazone Cloud Corporation		857,089		202,767		330,619		94,202
IGIS No. 468-1 General Private Real Estate Investment Company		52,851		—		12		—
KT-DSC Creative Economy Youth Start-up Investment Fund		908		76,884		362		—
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC		9,344		127,321		90,545		—

	2023
(In millions of Korean won)	Operating revenue		Profit (loss) for the year		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends received from associates
KIF Investment Fund	~~W~~	33,017	~~W~~	16,330	~~W~~	—	~~W~~	16,330	~~W~~	1,139
K Bank Inc.		946,559		10,560		56,609		67,169		—
Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		167,949		(17,513)		(1,093)		(18,606)		—
Megazone Cloud Corporation		1,410,078		(34,760)		(3,021)		(37,781)		—
IGIS No. 468-1 General Private Real Estate Investment Company		6		(234)		—		(234)		—
KT-DSC Creative Economy Youth Start-up Investment Fund		19,849		12,227		—		12,227		—
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC		—		(406)		—		(406)		—
LS Marine Solution Co., Ltd (formerly KT Submarine Co., Ltd.)		70,779		11,618		(289)		11,329		—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

	2022
(In millions of Korean won)	Operating revenue		Profit (loss) for the year		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends received from associates
KIF Investment Fund	~~W~~	19,916	~~W~~	7,505	~~W~~	(11,779)	~~W~~	(4,274)	~~W~~	6,531
K Bank Inc.		558,656		86,498		(24,888)		61,610		—
Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		180,724		9,332		(49)		9,283		—
Megazone Cloud Corporation		1,256,208		(293,186)		(6,609)		(299,795)		—
IGIS No. 468-1 General Private Real Estate Investment Company		9		(3,161)		—		(3,161)		—
KT-DSC Creative Economy Youth Start-up Investment Fund		19,931		(53)		—		(53)		—
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC		—		(474)		—		(474)		—

(4)

Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as at and for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in millions of Korean won)	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)
KIF Investment Fund	~~W~~	531,164	33.33%	~~W~~	177,054	~~W~~	—	~~W~~	177,054
K Bank Inc.		1,865,010	33.72%		628,910		243,971		872,881
Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		269,960	10.00%		26,996		20,738		47,734
Megazone Cloud Corporation		547,786	6.83%		37,404		94,290		131,694
IGIS No. 468-1 General Private Real Estate Investment Company		52,605	44.64%		23,484		—		23,484
KT-DSC Creative Economy Youth Start-up Investment Fund		87,908	28.57%		25,117		—		25,117
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC		43,905	35.29%		15,496		(3,554)		11,942
LS Marine Solution Co., Ltd (formerly KT Submarine Co., Ltd.)		122,961	7.30%		8,972		14,520		23,492

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

	2022
(in millions of Korean won)	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)
KIF Investment Fund	~~W~~	512,936	33.33%	~~W~~	170,979	~~W~~	—	~~W~~	170,979
K Bank Inc.		1,800,856	33.72%		607,276		245,480		852,756
Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		286,449	10.00%		28,645		20,727		49,372
Megazone Cloud Corporation		635,035	6.83%		43,360		92,839		136,199
IGIS No. 468-1 General Private Real Estate Investment Company		52,839	44.64%		23,589		—		23,589
KT-DSC Creative Economy Youth Start-up Investment Fund		77,430	28.57%		22,123		—		22,123
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC		46,120	35.29%		16,278		342		16,620

(5)

Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~ 833 million for the year ended December 31, 2023 (2022: ~~W~~ 909 million). The unrecognized accumulated comprehensive loss of associates and joint ventures as of December 31 is ~~W~~ 10,748 million (December 31, 2022: ~~W~~ 9,915 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

14	Trade and Other Payables

(1)	Details of trade and other payables as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Current liabilities
Trade payables	~~W~~	1,297,752	~~W~~	1,150,515
Other payables		6,757,170		6,182,650

Total	~~W~~	8,054,922	~~W~~	7,333,165

Non-current liabilities
Trade payables	~~W~~	3,202	~~W~~	—
Other payables	~~W~~	816,356	~~W~~	1,064,099

Total	~~W~~	819,558	~~W~~	1,064,099

(2)	Details of other payables as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Non-trade payables [1]	~~W~~	5,207,165	~~W~~	4,981,300
Accrued expenses		1,267,700		1,234,023
Operating deposits		880,810		818,603
Others		217,851		212,823
Less: non-current		(816,356)		(1,064,099)

Current	~~W~~	6,757,170	~~W~~	6,182,650

1 As of December 31, 2023, credit sale liabilities amounting to ~~W~~ 2,314,077 million (December 31, 2022: ~~W~~ 1,754,075 million) held by BC Card Co., Ltd. (a subsidiary of the Group) are included.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

15	Borrowings

(1)	Details of borrowings as of December 31, 2023 and 2022, are as follows:

1)	Debentures

(in millions of Korean won and foreign currencies in thousands)			December 31, 2023			December 31, 2022
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	128,940	USD 100,000	~~W~~	126,730
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		515,760	USD 400,000		506,920
MTNP notes	Aug. 23, 2023	—	—		—	USD 100,000		126,730
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		3,651	JPY 400,000		3,813
MTNP notes	Sep. 1. 2025	1.000%	USD 400,000		515,760	USD 400,000		506,920
FR notes [2]	Nov. 1, 2024	Compounded SOFR+1.210%	USD 350,000		451,290	USD 350,000		443,555
FR notes	Jun. 19, 2023	—	—		—	SGD 284,000		267,843
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		386,820	USD 300,000		380,190
MTNP notes	Aug. 08, 2025	4.000%	USD 500,000		644,700	USD 500,000		633,650
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	—	—		—	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-2nd Public bond	Jan. 30, 2023	—	—		—	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	—	—		—	—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	1.127%	—		130,000	—		130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in millions of Korean won and foreign currencies in thousands)			December 31, 2023		December 31, 2022
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—	50,000	—	50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—	80,000	—	80,000
The 195-1st Public bond	Jun. 10, 2024	1.387%	—	180,000	—	180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—	80,000	—	80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—	40,000	—	40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—	270,000	—	270,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—	100,000	—	100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—	30,000	—	30,000
The 197-1st Public bond	Jun. 27, 2025	4.191%	—	280,000	—	280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—	120,000	—	120,000
The 198-1st Public bond	Jan. 10, 2025	3.847%	—	70,000	—	—
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—	150,000	—	—
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—	80,000	—	—
The 199-1st Public bond	Jul. 11, 2025	4.028%	—	85,000	—	—
The 199-2nd Public bond	Jul. 10, 2026	4.146%	—	160,000	—	—
The 199-3rd Public bond	Jul. 12, 2028	4.221%	—	155,000	—	—
The 18-1st unsecured bond	Jul. 2, 2024	1.844%	—	100,000	—	100,000
The 18-2nd unsecured bond	Jul. 2, 2026	2.224%	—	50,000	—	50,000
The 148th Won-denominated unsecured bond	Jun. 23, 2023	—	—	—	—	100,000
The 149-1st Won-denominated unsecured bond	Mar. 8, 2024	1.440%	—	70,000	—	70,000
The 149-2nd Won-denominated unsecured bond	Mar. 10, 2026	1.756%	—	30,000	—	30,000
The 150-1st Won-denominated unsecured bond	Apr. 7, 2023	—	—	—	—	20,000
The 150-2nd Won-denominated unsecured bond	Apr. 8, 2024	1.462%	—	30,000	—	30,000
The 151-1st Won-denominated unsecured bond	May 12, 2023	—	—	—	—	10,000
The 151-2nd Won-denominated unsecured bond	May 14, 2024	1.432%	—	40,000	—	40,000
The 152-1st Won-denominated unsecured bond	Aug. 30, 2024	1.813%	—	80,000	—	80,000
The 152-2nd Won-denominated unsecured bond	Aug. 28, 2026	1.982%	—	20,000	—	20,000
The 153-1st Won denominated unsecured bond	Nov. 10, 2023	—	—	—	—	30,000
The 153-2nd Won-denominated unsecured bond	Nov. 11, 2024	2.425%	—	70,000	—	70,000
The 154th Won-denominated unsecured bond	Jan. 23, 2025	2.511%	—	40,000	—	40,000
The 155-1st Won-denominated unsecured bond	Feb. 29, 2024	2.615%	—	50,000	—	50,000
The 155-2nd Won-denominated unsecured bond	Sep. 2, 2024	2.745%	—	20,000	—	20,000

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in millions of Korean won and foreign currencies in thousands)			December 31, 2023		December 31, 2022
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 155-3rd Won-denominated unsecured bond	Feb. 28, 2025	2.880%	—	20,000	—	20,000
The 156-1st Won-denominated unsecured bond [3]	Mar. 25, 2025	5Y CMS+0.404%	—	60,000	—	60,000
The 156-2nd Won-denominated unsecured bond [3]	Mar. 25, 2032	10Y CMS+0.965%	—	40,000	—	40,000
The 157-1st Won-denominated unsecured bond	Apr. 28, 2023	—	—	—	—	30,000
The 157-2nd Won-denominated unsecured bond	Oct. 27, 2023	—	—	—	—	30,000
The 158th Won-denominated unsecured bond	Jan. 27, 2025	4.421%	—	50,000	—	50,000
The 159-1st Won-denominated unsecured bond	Aug. 09, 2024	4.267%	—	30,000	—	30,000
The 159-2nd Won-denominated unsecured bond	Aug. 11, 2027	4.505%	—	30,000	—	30,000
The 160-1st Won-denominated unsecured bond	Jun. 14, 2024	5.615%	—	20,000	—	20,000
The 160-2nd Won-denominated unsecured bond	Dec. 13, 2024	5.667%	—	20,000	—	20,000
The 160-3rd Won-denominated unsecured bond	Dec. 12, 2025	5.769%	—	30,000	—	30,000
The 161-1st Won-denominated unsecured bond	Jun. 21, 2024	5.527%	—	10,000	—	10,000
The 161-2nd Won-denominated unsecured bond	Dec. 20, 2024	5.557%	—	20,000	—	20,000
The 161-3rd Won-denominated unsecured bond	Jun. 20, 2025	5.594%	—	30,000	—	30,000
The 161-4th Won-denominated unsecured bond	Dec. 22, 2025	5.615%	—	10,000	—	10,000
The 162-1st Won-denominated unsecured bond	Dec. 27, 2023	—	—	—	—	50,000
The 162-2nd Won-denominated unsecured bond	Jan. 26, 2024	5.069%	—	40,000	—	40,000
The 162-3rd Won-denominated unsecured bond	Apr. 26, 2024	5.080%	—	10,000	—	10,000
The 163-1st Won-denominated unsecured bond	Feb. 20, 2026	4.059%	—	20,000	—	—
The 163-2nd Won-denominated unsecured bond	Feb. 22, 2028	4.311%	—	80,000	—	—
The 164-1st Won-denominated unsecured bond	Apr. 12, 2024	3.778%	—	10,000	—	—
The 164-2nd Won-denominated unsecured bond	Oct. 24, 2024	3.821%	—	30,000	—	—
The 164-3rd Won-denominated unsecured bond	Apr. 14, 2028	4.220%	—	30,000	—	—
The 165-1st Won-denominated unsecured bond	May. 09, 2025	3.870%	—	30,000	—	—
The 165-2nd Won-denominated unsecured bond	Nov. 09, 2026	3.932%	—	10,000	—	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in millions of Korean won and foreign currencies in thousands)			December 31, 2023			December 31, 2022
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 165-3rd Won-denominated unsecured bond	May. 07, 2027	3.972%	—		30,000	—		—
The 166-1st Won-denominated unsecured bond	Nov. 22. 2024	4.205%	—		20,000	—		—
The 166-2nd Won-denominated unsecured bond	Apr. 22. 2025	4.310%	—		40,000	—		—
The 166-3rd Won-denominated unsecured bond	May. 21. 2025	4.332%	—		10,000	—		—
The 166-4th Won-denominated unsecured bond	May. 22. 2025	4.332%	—		40,000	—		—
The 167-1st Won-denominated unsecured bond	Dec. 20. 2024	3.865%	—		30,000	—		—
The 167-2nd Won-denominated unsecured bond	Jan. 22. 2025	3.864%	—		50,000	—		—
The 167-3rd Won-denominated unsecured bond	Feb. 21. 2025	3.864%	—		10,000	—		—
The 167-4th Won-denominated unsecured bond	Dec. 22. 2025	3.858%	—		10,000	—		—

Subtotal					8,446,921			8,406,351
Less: Current portion					(1,924,523)			(1,154,101)
Discount on bonds					(19,248)			(23,728)

Total				~~W~~	6,503,150		~~W~~	7,228,522

[1]

As of December 31, 2023, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP has been terminated since 2007.

[2]	The Daily SOFR is approximately 5.380% as of December 31, 2023. Due to the recent suspension of LIBOR calculation, the Group changed the alternative indicator interest rate to Compounded SOFR+1.210%.
[2]	The CMS (5Y) and CMS (10Y) is approximately 2.993% and 2.990%, respectively as of December 31, 2023.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2)	Convertible bonds

(in millions of Korean won)
Type	Issuance Date	Maturity	Annual interest Rate	December 31, 2023		December 31, 2022
The 1st CB (Private) [1]	Jun. 5, 2020	Jun. 5, 2025	[2]	~~W~~	8,000	~~W~~	8,000
The 1st unsecured CB [3]	Jul. 25, 2022	Jan. 25, 2025	—		—		30,000
Redemption premium					2,267		4,565
Bond discount issuance					(1,811)		(7,206)

	Subtotal				8,456		35,359
Current portion					(8,456)		—

	Total			~~W~~	—	~~W~~	35,359

[1]	Common shares of Storywiz are subject to conversion (appraisal period: June 5, 2021~May 4, 2025).
[2]	Nominal interest rate and maturity yield is approximately 0% and 5%, respectively, and will be settled on maturity.
[3]	During the current period, bonds of kt cloud are converted to 73,800 of Common shares and 73,800 of preference shares.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3)	Borrowings

a.	Short-term borrowings

(in millions of Korean won)			December 31, 2023			December 31, 2022
Type	Financial institution	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Operational	Shinhan Bank	3.840%~6.440%	—	~~W~~	151,500	—	~~W~~	105,000
		—	—		—	—		30,000
		—	—		—	—		50,000
	Woori Bank 1,	4.400%	—		70,000	—		—
		CD(91D)+1.960%	—		20,000	—		—
	Korea Development Bank	3.230%~4.950%	—		34,900	—		27,201
	Industrial Bank of Korea	4.862%	—		6,000	—		6,000
	Hana Bank [1]	CD(91D)+0.126%	—		4,800	—		5,000
	KB SECURITIES	4.110%~4.910%	—		69,635	—		94,822
	NH INVESTMENT & SECURITIES	—	—		—	—		20,000
	HSBC [2]	Compounded SOFR +2.100%	USD 23,600		30,450	USD 18,500		23,451
	NongHyup Bank	4.880%	—		8,500	—		9,000
		—	—		—	—		15,000
	IBK Securities	—	—		—	—		20,000
	Hi Investment & Securities and others	—	—		—	—		99,524
	Korea Investment	4.910%	—		30,000	—		—

	Total			~~W~~	425,785		~~W~~	504,998

[1]	CD (91D) is approximately 3.820% as of December 31, 2023.
[2]	The Daily SOFR is approximately 5.380% as of December 31, 2023.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

b.	Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			December 31, 2023			December 31, 2022
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.00%	—	~~W~~	1,480	—	~~W~~	1,974
CA-CIB	General loans	3.380%~4.150%	—		200,000	—		200,000
JPM	General loans	2.700%~4.480%	—		200,000	—		100,000
DBS	General loans	4.079%	—		100,000	—		100,000
Shinhan Bank	General loans[2]	Term SOFR(3M)+1.100%	USD 8,910		11,489	USD 8,910		11,292
	General loans	—	—		—	USD 38,000		48,158
	General loans	1.900%~3.200%	USD 31,472		40,655	USD 31,472		39,855
	General loans [3]	4.490%	—		62,398	—		62,398
	General loans [2]	Term SOFR(3M)+1.300%	USD 21,127		27,241	USD 21,127		26,774
	General loans [2]	Term SOFR(3M)+1.940%	USD 35,000		45,129	—		—
	General loans [2]	CD(91D)+1.800%	—		16,900	—		—
Woori Bank	General loans [2]	EURIBOR(3M)+0.900%	EUR 7,700		10,985	EUR 7,700		10,404
	General loans	3.320%~5.800%	—		41,526	—		15,000
	PF loans	—	—		—	—		40,682
Hi Investment & Securities	CP	2.302%	—		92,994	—		90,724
Bookook Investment	CP	3.490%~3.603%	—		19,525	—		18,806
Korea Investment	CP	3.622%	—		75,928	—		73,039
Korea Development Bank	General loans	3.000%~4.870%	—		137,000	—		38,000
NH Jayang	PF loans [2]	CD(91D)+1.150%	—		53,033	—		59,066
Kyobo Life Insurance	PF loans [2]	CD(91D)+1.150%~CD(91D)+3.450%	—		84,586	—		66,390
Standard Chartered Bank Korea	PF loans [2]	CD(91D)+1.150%~CD(91D)+3.450%	—		56,390	—		44,260
	General loans [2]	CD(91D)+0.750%	—		32,000	—		—
Samsung Life Insurance	PF loans	1.860%~4.160%	—		46,992	—		36,883

Subtotal					1,356,251			1,083,705
Less: Current portion					(699,800)			(167,943)

				~~W~~	656,451		~~W~~	915,762

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]	EURIBOR (3M), Term SOFR (3M) and CD (91D) are approximately 3.909%, 5.331%, 3.820% respectively, as of December 31, 2023.
[3]	The general loans are repayable in installments over 4 years after a three-year grace period.

(2)	Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as of December 31, 2023, is as follows:

(in millions of Korean won)
	Bonds						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Jan. 1, 2024~Dec. 31, 2024	~~W~~	1,478,000	~~W~~	454,941	~~W~~	1,932,941	~~W~~	1,016,254	~~W~~	109,331	~~W~~	1,125,585	~~W~~	3,058,526
Jan. 1, 2025~Dec. 31, 2025		1,445,000		1,160,460		2,605,460		421,322		56,618		477,940		3,083,400
Jan. 1, 2026~Dec. 31, 2026		760,000		515,760		1,275,760		109,087		—		109,087		1,384,847
Jan. 1, 2027~Dec. 31, 2027		280,000		386,820		666,820		15,600		—		15,600		682,420
After Jan. 1, 2028		1,845,000		128,940		1,973,940		53,825		—		53,825		2,027,765

Total	~~W~~	5,808,000	~~W~~	2,646,921	~~W~~	8,454,921	~~W~~	1,616,088	~~W~~	165,949	~~W~~	1,782,037	~~W~~	10,236,958

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

16.	Provisions

Changes in provisions for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	36,329	~~W~~	108,962	~~W~~	55,075	~~W~~	200,366
Increase (transfer)		592		26,381		10,656		37,629
Usage		(7,179)		(1,138)		(6,391)		(14,708)
Reversal		(35)		(653)		(2,096)		(2,784)
Scope change		—		—		(177)		(177)
Others		—		(393)		2,290		1,897

Ending balance	~~W~~	29,707	~~W~~	133,159	~~W~~	59,357	~~W~~	222,223

Current	~~W~~	29,130	~~W~~	26,945	~~W~~	59,134	~~W~~	115,209
Non-current		577		106,214		223		107,014

	2022
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	80,165	~~W~~	107,358	~~W~~	69,874	~~W~~	257,397
Increase (transfer)		6,005		13,027		5,847		24,879
Usage		(6,155)		(8,143)		(15,783)		(30,081)
Reversal		(43,686)		(3,685)		(4,418)		(51,789)
Others		—		405		(445)		(40)

Ending balance	~~W~~	36,329	~~W~~	108,962	~~W~~	55,075	~~W~~	200,366

Current		34,730		19,918		54,485		109,133
1Non-current	~~W~~	1,599	~~W~~	89,044	~~W~~	590	~~W~~	91,233

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

17.	Net Defined Benefit Liabilities (Assets)

(1)	The amounts recognized in the statements of financial position as of December 31, 2023 and 2022, are determined as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Present value of defined benefit obligations	~~W~~	2,365,793	~~W~~	2,218,655
Fair value of plan assets		(2,462,925)		(2,478,143)

Liabilities	~~W~~	63,616	~~W~~	51,654

Assets	~~W~~	160,748	~~W~~	311,142

(2)	Changes in the defined benefit obligations for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning	~~W~~	2,218,655	~~W~~	2,494,930
Current service cost		213,489		238,068
Interest expense		103,874		59,041
Benefit paid		(358,298)		(316,047)
Changes due to settlements of plan		1		(701)
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		1,903		(13,048)
Actuarial gains and losses arising from changes in financial assumptions		138,462		(323,501)
Actuarial gains and losses arising from experience adjustments		48,174		80,845
Changes in scope of consolidation, etc.		(467)		(932)

Ending	~~W~~	2,365,793	~~W~~	2,218,655

(3)	Changes in the fair value of plan assets for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning	~~W~~	2,478,143	~~W~~	2,314,632
Interest income		121,336		55,902
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		9,410		(8,542)
Benefits paid		(307,762)		(287,419)
Employer contributions		165,128		401,358
Changes in scope of consolidation, etc.		(3,330)		2,212

Ending	~~W~~	2,462,925	~~W~~	2,478,143

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(4)	Amounts recognized in the consolidated statement of profit or loss for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Current service cost	~~W~~	213,489	~~W~~	238,068
Net interest cost		(17,462)		3,139
Changes due to settlements of plan		1		(701)
Transfer out		(13,435)		(15,102)

Total expenses	~~W~~	182,593	~~W~~	225,404

(5)	Principal actuarial assumptions used are as follows:

	December 31, 2023	December 31, 2022
Discount rate	3.67%~5.51%	2.4%~6.29%
Salary growth rate	1.7%~8.96%	1.82%~8.9%

(6)	The sensitivity of the defined benefit obligations as of December 31, 2023, to changes in the principal assumptions is:

(in percentage, in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5% point	~~W~~(139,461)	~~W~~	150,568
Salary growth rate	0.5% point	145,687		(135,431)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

The above sensitivity analysis is based on changes in assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

The Group actively monitors how the duration and the expected yield of the investments match the expected cash outflows arising from the pension obligations. Expected contributions to post-employment benefit plans, for the year ending December 31, 2023, are ~~W~~ 273,503 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(7)	The expected maturity analysis of undiscounted pension benefits as of December 31, 2023, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1-2 years		Between 2-5 years		Over 5 years		Total
Pension benefits	~~W~~	257,315	~~W~~	376,352	~~W~~	910,076	~~W~~	2,013,167	~~W~~	3,556,910

(8)	The weighted average duration of the defined benefit obligations is 6.2 years.

18.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2023, is ~~W~~ 85,174 million (2022: ~~W~~ 72,576 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

19.	Commitments and Contingencies

(1)	As of December 31, 2023, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution		Limit		Used amount
Bank overdraft	Kookmin Bank and others		374,000		—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea		37,700		1,480
Economic Cooperation Business Insurance	Export-Import Bank of Korea		3,240		1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others		545,350		42,822
Plus electronic notes payable	Industrial Bank of Korea		50,000		885
Working capital loan	Korea Development Bank and others		1,562,800		142,700
	Shinhan Bank	USD	76,509	USD	76,509
	Woori Bank	EUR	7,700	EUR	7,700
Facility loans	Shinhan Bank and others		924,000		429,924
Derivatives transaction limit	Korea Development Bank and others	USD	1,970,000	USD	1,970,000
	Citi Bank	JPY	400,000	JPY	400,000
Total	KRW		3,497,090		619,543
	USD		2,046,509		2,046,509
	EUR		7,700		7,700
	JPY		400,000		400,000

(2)	As of December 31, 2023, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution		Limit
Hana Bank	Guarantee for payment in Korean currency		4,000
	Comprehensive credit line and others		3,100
	Guarantee for payment in foreign currency	USD	59
	Comprehensive credit line and others	USD	10,300
Kookmin Bank	Guarantee for payment in foreign currency	USD	3,186
Shinhan Bank	Guarantee for payment in Korean currency and others	USD	94,517
	Guarantee for payment in foreign currency and others	VND	211,262
Woori Bank	Guarantee for payment in Korean currency		5,200
	Guarantee for payment in foreign currency	USD	7,000
Korea Development Bank	Refund guarantee for advances received	USD	6,811
HSBC	Guarantees for depositions	USD	816
Seoul Guarantee Insurance Company	Performance guarantee and others		366,395
Korea Software Financial Cooperative	Performance guarantee and others		1,556,979
Korea Specialty Contractor Financial Cooperative	Performance guarantee and others		135
Korea Housing Finance Corporation	Performance guarantee and others		44,000
Korea Housing & Urban Guarantee Corporation[1]	Performance guarantee and others		691,530
Information & Communication Financial Cooperative	Performance guarantee and others		78,183

Total	KRW		2,749,522
	USD		122,689
	VND		211,262

[1]	Inventory assets (~~W~~ 278,031 million) and investment properties (~~W~~ 283,688 million) are provided as collateral with commitment respectively, as of December 31, 2023.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(3)	As of December 31, 2023, guarantees provided by the Group to third parties are as follows:

(in millions of Korean won)
	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Estate Inc	Wonju Bando U-bora Mark Bridge Buyer	Hana Bank	103,000	55,314	Aug. 5, 2022 ~ Feb. 28, 2025
KT Engineering Co., Ltd.[1]	Gasan Solar Power Plant Inc.	Shinhan Bank	4,700	364	Jan. 7, 2010 ~ Jan. 8, 2025
KT Engineering Co., Ltd.[1]	Korea Cell Inc.	Suhyup Bank	3,250	50	Feb. 17, 2014 ~ Feb. 16, 2024
KT Engineering Co., Ltd.[1]	San-Ya Agricultural Association Corporation	Suhyup Bank	3,250	51	Feb. 17, 2014 ~ Feb. 16, 2024
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Cash payers	T-commerce cash payers	821	—	Apr. 14, 2023 ~ Apr. 12, 2024
Nasmedia Co., Ltd.	Stockholders Association Members	Korea Securities Finance Corp	1,104	610	—

[1]	KT Engineering Co., Ltd., a subsidiary of the Group, is subject to payment, depending on the reimbursement of principal debtor.

(4)

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., a subsidiary, to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As of December 31, 2023, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 595 million.

(5)

For the year ended December 31, 2023, the Group entered into agreements with the Securitization Specialty Companies (2023: First 5G 67th to 72th Securitization Specialty Co., Ltd., 2022: First 5G 61st to 66th Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Group will receive asset management fees upon liquidation of the securitization specialty company

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(6)

As of December 31, 2023, the Group is a defendant in 177 lawsuits with the total claimed amount of ~~W~~ 167,834 million (2022: ~~W~~ 80,279 million). As of December 31, 2023, litigation provisions of ~~W~~ 29,707 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of December 31, 2023.

(7)

Under the agreement of bond issuance and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

(8)	As of December 31, 2023, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

(9)	As of December 31, 2023, contract amount of property and equipment acquisition agreement made but not yet recognized amounts to ~~W~~ 489,231 million (2022: ~~W~~ 1,294,823 million).

(10)	As of December 31, 2023, there are derivatives generated by the Group granting Drag-Along Right to financial investors participating in paid-in capital increase of K Bank Inc. (Note 7).

(11)

The Group has an agreement with a transferor participated in share transfer agreement of MILLE Co., Ltd. As per the conditions of the agreement, the transferor may exercise Put Option for the ordinary shares it owns (Note 7).

(12)

The Group entered into an agreement with financial investors of Epsilon Global Communications Pte. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise Tag-Along Right, Drag-Along Right and the right to sell shares for the convertible preferred shares it owns (Note 7).

(13)

The Group has an obligation for additional contributions as per agreement to Future Innovation Private Equity Fund No.3 and others. As of December 31, 2023, remaining amount of ~~W~~ 4,132 million and USD 30,350 thousand will be invested through the Capital Call method in the future

(14)

The Group has the amount of ~~W~~ 201,615 million (40%) of joint responsibility obligation and ~~W~~ 302,423 million (60%) of obligation to provide financial support as a construction investor during the construction period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. During the operating period, the Group has the amount of ~~W~~ 438,312 million (100%) of obligation to provide financial support as an operating investor.

(15)

During the prior period, the Group entered into a stock sale contract with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY. If a certain period of time has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS and HYUND AI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(16)

During the prior period, the Group entered into an agreement with LS Cable & System Ltd., which participated in the stock acquisition contract of KT Submarine Co., Ltd (formerly KT Submarine Co., Ltd.). As per the agreement, the Group may exercise a put-option to LS Cable & System Ltd in the future (Note 7).

(17)

During the period, the Group entered into an agreement with equity investors which participated in the stock acquisition contract of kt cloud Co., Ltd., Under the agreement, in specific occasion, equity investors may exercise a Tag-along or put-option to the Group in the future.

(18)	The Group has the obligation of paying Minimum Guarantee as utilizing product bundling of Tving Co.,Ltd. and the right to be paid certain proportion of the excess as per agreement.

20.	Leases

Information of leases in which the Group is a lessee is as follows. Information when the Group is a lessor is described in Note 11.

(1)	Amounts recognized in the consolidated statement of financial position

The consolidated statements of financial position shows the following amounts relating to leases:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Right-of-use assets
Property and building	~~W~~	1,019,537	~~W~~	1,081,067
Machinery and communication line facilities		89,150		50,794
Others		196,276		148,473

	~~W~~	1,304,963	~~W~~	1,280,334

Investment property (buildings)	~~W~~	—	~~W~~	—

(in millions of Korean won)	December 31, 2023		December 31, 2022
Lease liabilities[1]
Current	~~W~~	307,868	~~W~~	315,892
Non-current		872,042		856,146

	~~W~~	1,179,910	~~W~~	1,172,038

[1]	Included in the line item ‘other current liabilities and other non-current liabilities’ in the consolidated statements of financial position (Note 9).

For the years ended December 31, 2023 and 2022, Right-of-use assets related to leases increased by ~~W~~ 440,552 million and ~~W~~ 405,453 million, respectively.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(2)	Amounts recognized in the consolidated statement of profit or loss

The consolidated statement of profit or loss relating to leases for the year ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Depreciation of right-of-use assets
Property and building	~~W~~	297,571	~~W~~	305,120
Machinery and communication line facilities		32,794		31,140
Others		72,372		59,954

	~~W~~	402,737	~~W~~	396,214

Depreciation of investment properties	~~W~~	—	~~W~~	15
Interest expense relating to lease liabilities		52,035		41,469
Expense relating to short-term leases		8,804		12,876
Expense relating to leases of low-value assets that are not short-term leases		26,290		26,813
Expense relating to variable lease payments not included in lease liabilities		9,288		4,827

The total cash outflow for leases for the year ended December 31, 2023 is ~~W~~ 500,392 million (2022: ~~W~~ 464,337 million).

21.	Share Capital

As of December 31, 2023 and 2022, the Group has 1,000,000,000 shares authorized to issue and details are as follows:

	December 31, 2023					December 31, 2022
	Number of issued shares	Par value per share (Korean won)		Ordinary Shares (in millions of Korean won)		Number of issued shares	Par value per share (Korean won)		Ordinary shares (in millions of Korean won)
Ordinary shares [1]	257,860,760	~~W~~	5,000	~~W~~	1,564,499	261,111,808	~~W~~	5,000	~~W~~	1,564,499

[1]	The Group retired 55,039,007 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

22.	Retained Earnings

Details of retained earnings as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		9,060,819		8,823,732

Total	~~W~~	14,494,430	~~W~~	14,257,343

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends

23.	Accumulated Other Comprehensive Income and Other Components of Equity

(1)	As of December 31, 2023 and 2022, the details of the Controlling Company’s accumulated other comprehensive income, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Changes in investments in associates and joint ventures	~~W~~	4,023	~~W~~	(11,752)
Loss on derivatives valuation		(29,361)		(7,109)
Gain (loss) on valuation of financial assets at fair value through other comprehensive income		73,928		(52,100)
Exchange differences on translation for foreign operations		3,817		(6,815)

Total	~~W~~	52,407	~~W~~	(77,776)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(2)	Changes in accumulated other comprehensive income for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	Beginning		Increase (decrease)		Reclassification to gain or loss		Ending
Changes in investments in associates and joint ventures	~~W~~	(11,752)	~~W~~	15,775	~~W~~	—	~~W~~	4,023
Gain (loss) on derivatives valuation		(7,109)		15,690		(37,942)		(29,361)
Gain (loss) on valuation of financial assets at fair value through other comprehensive income		(52,100)		126,028		—		73,928
Exchange differences on translation for foreign operations		(6,815)		10,632		—		3,817

Total	~~W~~	(77,776)	~~W~~	168,125	~~W~~	(37,942)	~~W~~	52,407

(in millions of Korean won)	2022
	Beginning		Increase (decrease)		Reclassification to gain or loss		Ending
Changes in investments in associates and joint ventures	~~W~~	(3,461)	~~W~~	(8,291)	~~W~~	—	~~W~~	(11,752)
Gain (loss) on derivatives valuation		25,031		63,281		(95,421)		(7,109)
Gain on valuation of financial assets at fair value through other comprehensive income		108,685		(160,785)		—		(52,100)
Exchange differences on translation for foreign operations		(12,786)		5,971		—		(6,815)

Total	~~W~~	117,469	~~W~~	(99,824)	~~W~~	(95,421)	~~W~~	(77,776)

(3)	The Group’s other components of equity, as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Treasury stock	~~W~~	(398,075)	~~W~~	(202,295)
Gain or loss on disposal of treasury stock [1]		3,220		(41,503)
Share-based compensation		8,773		6,222
Equity transactions within consolidated entities [2]		(416,336)		(334,576)

Total	~~W~~	(802,418)	~~W~~	(572,152)

[1]	The amount directly reflected in equity is ~~W~~ 101 million for the year ended December 31, 2023 (2022: ~~W~~ 14,886 million).
[2]	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(4)	As of December 31, 2023 and 2022, the details of treasury stock, are as follows:

	December 31, 2023		December 31, 2022
Number of shares (in shares)		11,447,338		5,069,130
Amount (in millions of Korean won)	~~W~~	398,075	~~W~~	202,295

Treasury stocks held as of December 31, 2023, are expected to be used for stock compensation for the Group’s directors, employees, and other purposes.

24.	Share-Based Compensation

(1)

Details of share-based compensation granted by the Controlling to executives and employees, including the CEO, by the resolution of the Board of Directors for the years ended December 31, 2023 and 2022, are as follows:

2023

(in share)	17th grant
Grant date	June 15, 2023, Oct 17, 2023
Grantee	CEO, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~ 30,205
Total compensation costs (in Korean won)	~~W~~ 7,262 million
Estimated exercise date (exercise date)	During 2024
Valuation method	Fair value method

2022

(in share)	16th grant
Grant date	June 9, 2022
Grantee	CEO, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~ 36,941
Total compensation costs (in Korean won)	~~W~~ 9,442 million
Estimated exercise date	During 2023
Valuation method	Fair value method

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(2)	Changes in the number of stock options for the years ended December 31, 2023 and 2022, are as follows:

(in share)	2023
	Beginning	Granted	Expired	Exercised[1]	Ending	Number of shares exercisable
16th grant	258,509	—	(105,859)	(131,690)	20,960	—
17th grant	—	307,182	—	—	307,182	—

Total	258,509	307,182	(105,859)	(131,690)	328,142	—

(in share)	2022
	Beginning	Granted	Expired	Exercised[1]	Ending	Number of shares exercisable
15th grant	284,209	—	(155,286)	(128,923)	—	—
16th grant	—	258,509	—	—	258,509	—

Total	284,209	258,509	(155,286)	(128,923)	258,509	—

[1]	The weighted average price of ordinary shares at the time of exercise, during the year ended December 31, 2023, is ~~W~~ 29,550 (2022: ~~W~~ 35,450).

25.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

(1)	The Group has recognized the following amounts relating to revenue in the statement of profit or loss:

(in millions of Korean won)	2023		2022
Revenue from contracts with customers	~~W~~	26,152,257	~~W~~	25,443,883
Revenue from other sources		224,016		206,128

Total	~~W~~	26,376,273	~~W~~	25,650,011

(2)	Operating revenues for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Services	~~W~~	22,994,687	~~W~~	22,245,209
Sales of goods		3,381,586		3,404,802

Total	~~W~~	26,376,273	~~W~~	25,650,011

Revenue from providing services are recognized over time, and sales of goods are recognized at a point in time. Revenues from construction commitments included in sales of goods are recognized using the percentage of completion method.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(3)	Contract assets and liabilities recognized in relation to the revenues from contracts with customers, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Contract assets [1]	~~W~~	1,130,745	~~W~~	963,133
Contract liabilities [1]		311,023		344,869
Deferred revenue [2]		81,067		81,653

[1]

The Group recognized contract assets of ~~W~~ 308,821million and contract liabilities of ~~W~~ 32,274 million for long-term construction contract as of December 31, 2023 (2022: contract assets of ~~W~~ 160,880 million and contract liabilities of ~~W~~ 60,762 million). The Group recognizes contract assets as trade receivables and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grant is excluded.

(4)	The contract costs recognized as assets are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Incremental costs of obtaining a contract	~~W~~	1,656,711	~~W~~	1,744,096
Cost of contract performance		70,757		73,582

As of December 31, 2023, the Group recognized contract assets in the amount of ~~W~~ 1,759,586 million as operating expenses (2022: ~~W~~ 1,793,013 million).

(5)	For the years ended December 31, 2023 and 2022, revenue recognized from carried-forward contract liabilities and deferred revenue from prior year, is as follows:

(in millions of Korean won)	2023		2022
Revenue recognized that was included in the contract liabilities balance at the beginning of the year
Allocation of the transaction price	~~W~~	213,609	~~W~~	246,843
Deferred revenue of joining/installment fee		41,824		44,204

Total	~~W~~	255,433	~~W~~	291,047

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

26.	Operating Expenses

(1)	Operating expenses for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Employee Benefit Cost	~~W~~	4,549,409	~~W~~	4,495,885
Depreciation		2,723,610		2,637,463
Depreciation of right-of-use assets		402,737		396,214
Amortization of intangible assets		683,784		622,202
Commissions		1,264,729		1,295,434
Interconnection charges		436,598		479,500
International interconnection fees		140,433		186,253
Purchase of inventories		3,595,345		3,656,040
Changes of inventories		(203,071)		(195,046)
Sales promotion and sales commission		2,353,318		2,353,909
Service costs		2,237,132		2,334,386
Utilities		544,675		368,348
Taxes and dues		250,651		276,962
Rent		167,576		160,848
Insurance premiums		66,737		68,245
Installation fees		174,238		150,140
Advertising expenses		153,750		195,519
Bad debt expenses		150,549		115,358
Card service costs		3,189,376		3,127,673
Others		1,844,923		1,234,590

Total	~~W~~	24,726,499	~~W~~	23,959,923

(2)	Details of employee benefits for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Short-term employee benefits	~~W~~	4,225,459	~~W~~	4,161,874
Post-employment benefits (defined benefits)		182,593		225,404
Post-employment benefits (defined contributions)		85,174		72,576
Share-based compensation		15,450		16,799
Others		40,733		19,232

Total	~~W~~	4,549,409	~~W~~	4,495,885

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

27.	Other Income and Other Expenses

(1)	Other income for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Gain on disposal of property and equipment and investment properties	~~W~~	22,447	~~W~~	52,603
Gain on disposal of intangible assets		1,727		622
Gain on disposal of right-of-use assets		3,580		3,326
Compensation on property and equipment		152,712		159,849
Gain on government subsidies		40,725		44,473
Gain on disposal of investments in associates		6,982		38,319
Gain on disposal of investments in subsidiaries		28,825		216,591
Others		51,046		79,568

Total	~~W~~	308,044	~~W~~	595,351

(2)	Other expenses for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Loss on disposal of property and equipment	~~W~~	72,710	~~W~~	81,415
Loss on disposal of intangible assets		5,328		7,015
Loss on disposal of right-of-use assets		2,115		2,348
Loss on disposal of investments in associates		—		295
Impairment loss on property and equipment		7,871		16,094
Impairment loss on intangible assets		236,206		30,965
Donations		24,664		15,642
Other allowance for bad debts		34,112		17,551
Others		124,898		143,282

Total	~~W~~	507,904	~~W~~	314,607

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

28.	Finance Income and Costs

(1)	Details of finance income for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Interest income	~~W~~	279,607	~~W~~	271,925
Gain on foreign currency transactions		27,407		67,976
Gain on foreign currency translation		11,944		43,092
Gain on derivative transactions		12,304		50,668
Gain on valuation of derivatives		49,881		182,998
Gain on disposal of trade receivables		3,441		—
Gain on valuation of financial instruments		32,477		31,032
Others		69,216		42,737

Total	~~W~~	486,277	~~W~~	690,428

(2)	Details of finance costs for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Interest expenses	~~W~~	356,345	~~W~~	293,854
Loss on foreign currency transactions		34,281		81,171
Loss on foreign currency translation		95,730		200,109
Loss on derivative transactions		417		24,331
Loss on valuation of derivatives		6,598		21,601
Loss on disposal of trade receivables		17,980		62,697
Loss on valuation of financial instruments		55,049		65,660
Others		2,282		485

Total	~~W~~	568,682	~~W~~	749,908

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

29.	Deferred Income Tax and Income Tax Expense

(1)	Deferred tax assets and deferred tax liabilities as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Deferred tax assets
Deferred tax assets to be recovered within 12 months	~~W~~	404,234	~~W~~	398,710
Deferred tax assets to be recovered after more than 12 months		1,818,523		1,907,043

Deferred tax assets before offsetting		2,222,757		2,305,753

Deferred tax liabilities
Deferred tax liabilities to be recovered within 12 months	~~W~~	(491,817)	~~W~~	(586,522)
Deferred tax liabilities to be recovered after more than 12 months		(2,116,346)		(2,108,438)

Deferred tax liabilities before offsetting		(2,608,163)		(2,694,960)

Deferred tax assets after offsetting	~~W~~	608,924	~~W~~	578,443

Deferred tax liabilities after offsetting	~~W~~	994,330	~~W~~	967,650

(2)	The movement in deferred income tax assets and liabilities as of December 31, 2023 and 2022, before taking into consideration the offsetting of balances, is as follows:

(in millions of Korean won)	2023
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investments in subsidiaries, associates and joint ventures		(255,184)		(7,821)		(7,225)		(270,230)
Depreciation and impairment loss		(151,433)		39,309		—		(112,124)
Plan assets		(542,900)		8,367		826		(533,707)
Advanced depreciation provision		(521,939)		3,859		—		(518,080)
Contract assets		(424,302)		2,478		—		(421,824)
Financial assets at fair value through profit or loss		(420)		461		43		84
Financial assets at fair value through other comprehensive income		(60,629)		(53)		(41,945)		(102,627)
Others		(738,153)		90,876		(2,378)		(649,655)

Total	~~W~~	(2,694,960)	~~W~~	137,476	~~W~~	(50,679)	~~W~~	(2,608,163)

Deferred tax assets
Depreciation and impairment loss		188,832		(71,689)		(397)		116,746
Contract liabilities		121,289		(9,311)		—		111,978
Defined benefit liabilities		481,858		(6,705)		40,838		515,991
Provisions		151,955		(5,784)		—		146,171
Others		1,258,848		(58,388)		2,141		1,202,601

Total	~~W~~	2,202,782	~~W~~	(151,877)	~~W~~	42,582	~~W~~	2,093,487

Temporary difference, net		(492,178)		(14,401)		(8,097)		(514,676)
Tax credit carryforwards		102,971		26,299		—		129,270

Total net balance	~~W~~	(389,207)	~~W~~	11,898	~~W~~	(8,097)	~~W~~	(385,406)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in millions of Korean won)	2022
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investments in associates and joint ventures		(240,633)		(18,299)		3,748		(255,184)
Depreciation and impairment loss		(88,588)		(62,845)		—		(151,433)
Plan assets		(538,928)		(5,294)		1,322		(542,900)
Advanced depreciation provision		(339,005)		(182,934)		—		(521,939)
Contract assets		(493,917)		69,615		—		(424,302)
Financial assets at fair value through profit or loss		(336)		(73)		(11)		(420)
Financial assets at fair value through other comprehensive income		(47,521)		(71,396)		58,288		(60,629)
Others		(623,744)		(111,135)		(3,274)		(738,153)

Total	~~W~~	(2,372,672)	~~W~~	(382,361)	~~W~~	60,073	~~W~~	(2,694,960)

Deferred tax assets
Depreciation and impairment loss		225,821		(36,989)		—		188,832
Contract liabilities		148,454		(27,165)		—		121,289
Defined benefit liabilities		571,336		(22,423)		(67,055)		481,858
Provisions		172,871		(20,894)		(22)		151,955
Others		899,543		350,670		8,635		1,258,848

Total	~~W~~	2,018,025	~~W~~	243,199	~~W~~	(58,442)	~~W~~	2,202,782

Temporary difference, net		(354,647)		(139,162)		1,631		(492,178)
Tax credit carryforwards		134,417		(31,446)		—		102,971

Total net balance	~~W~~	(220,230)	~~W~~	(170,608)	~~W~~	1,631	~~W~~	(389,207)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(3)	The tax impacts recognized directly to equity as of December 31, 2023 and 2022, are as follows:

	December 31, 2023						December 31, 2022
(in millions of Korean won)	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	~~W~~	163,750	~~W~~	(41,945)	~~W~~	121,805	~~W~~	(216,862)	~~W~~	58,288	~~W~~	(158,574)
Gain (loss) on valuation of hedge instruments		(30,168)		7,555		(22,613)		(42,510)		11,180		(31,330)
Remeasurements of net defined benefit liabilities		(179,129)		41,664		(137,465)		247,162		(65,733)		181,429
Share of gain of associates and joint ventures, and others		28,715		(7,225)		21,490		(14,931)		3,748		(11,183)
Exchange differences on translation for foreign operations		32,376		(8,146)		24,230		23,316		(5,852)		17,464
Gain or loss on disposal of treasury stock		402		(101)		301		(59,308)		14,886		(44,422)

Total	~~W~~	15,946	~~W~~	(8,198)	~~W~~	7,748	~~W~~	(63,133)	~~W~~	16,517	~~W~~	(46,616)

(4)	Details of income tax expense for the years ended December 31, 2023 and 2022, are calculated as follows:

(in millions of Korean won)	2023		2022
Current income tax expenses	~~W~~	347,265	~~W~~	335,796
Impact of change in temporary difference		(11,898)		170,608

Income tax expense	~~W~~	335,367	~~W~~	506,404

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(5)	The relationship between the Group’s profit before tax and income tax expense for the years ended December 31, 2023 and 2022, is as follows:

(in millions of Korean won)	2023		2022
Profit before income tax	~~W~~	1,324,085	~~W~~	1,894,066

Expected tax expense at statutory tax rate	~~W~~	339,196	~~W~~	510,506
Tax effect:
Income not taxable for tax purposes		(30,106)		(47,550)
Expenses not deductible for tax purposes		26,723		53,398
Tax credit and deductions		(78,459)		(54,895)
Others		78,013		44,945

Income tax expense	~~W~~	335,367	~~W~~	506,404

(6)	Details of deferred tax assets and liabilities that are not recognized as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Deductible temporary differences
Investment in subsidiaries, associates, and joint ventures	~~W~~	3,520,173	~~W~~	3,384,295
Unused tax loss		203,200		103,326
Unused Tax credit		2,338		1,988
Others		437,238		387,084

Total	~~W~~	4,162,949	~~W~~	3,876,693

Taxable temporary differences
Investment in subsidiaries, associates, and joint ventures	~~W~~	903,394	~~W~~	857,076
Others		211,201		216,660

Total	~~W~~	1,114,595	~~W~~	1,073,736

(7)	The expected period of expiry for unused tax losses not recognized in deferred tax assets as of December 31, 2023 and 2022, is as follows:

(in millions of Korean won)	2023		2022
Less than 1 year		4,484		72,512
1~5 years		11,936		13,358
5~10 years		8,745		12,021
More than 10 years		178,035		5,435

Total	~~W~~	203,200	~~W~~	103,326

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

30.	Earnings per Share

(1)	Basic Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to the ordinary shares by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Group as treasury stock.

Basic earnings per share from operations for the years ended December 31, 2023 and 2022, is calculated as follows:

	2023		2022
Profit attributable to ordinary shares of owners of the Controlling Company (in millions of Korean won)	~~W~~	1,008,715	~~W~~	1,261,714
Weighted average number of ordinary shares outstanding (in number of shares)		249,470,072		242,235,332
Basic earnings per share (in Korean won)	~~W~~	4,043	~~W~~	5,209

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares from convertible bond and other share-based compensation.

(2)	Diluted Earnings per Share

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds, convertible preferred stock and other share-based payments:

	2023		2022
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	1,008,715	~~W~~	1,261,714

Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	1,007,888	~~W~~	1,261,218

Number of dilutive potential ordinary shares outstanding (in number of shares)		119,263		91,931
Weighted average number of ordinary shares outstanding (in number of shares)		249,589,335		242,327,263
Diluted earnings per share (in Korean won)	~~W~~	4,038	~~W~~	5,205

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares. Convertible bonds and convertible preferred stocks without dilutive effects are excluded from the calculation.

31.	Dividend

The dividends paid by the Group in 2023 were ~~W~~ 501,844 million (~~W~~ 1,960 per share). The dividends paid by the Group in 2022 were ~~W~~ 450,394 million (~~W~~ 1,910 per share). A dividend in respect of the year ended December 31, 2023, of ~~W~~ 1,960 per share, amounting to a total dividend of ~~W~~ 482,970 million, is to be proposed at the shareholders’ meeting on March 28, 2024.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

32.	Cash Generated from Operations

(1)	Cash flows from operating activities for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
1. Profit for the year	~~W~~	988,718	~~W~~	1,387,663
2. Adjustments for:
Income tax expense		335,367		506,404
Interest income [1]		(392,580)		(340,794)
Interest expense [1]		410,566		320,914
Dividends income [2]		(59,758)		(14,121)
Depreciation		2,773,152		2,687,191
Amortization of intangible assets		691,909		627,261
Depreciation of right-of-use assets		402,737		396,214
Provisions for post-employment benefits (defined benefits)		196,027		240,506
Allowance for bad debts		175,244		132,102
Share of net profit or loss of associates and joint Ventures		44,323		16,821
Gain and loss on disposal of associates and joint ventures		(6,982)		(38,024)
Profits and loss on the disposal of subsidiaries		(28,825)		(216,591)
Loss (gain) on disposal of property and equipment, and investment in properties [3]		511		(66,317)
Impairment loss on property and equipment, and investment in properties		7,871		16,094
Gain on disposal of right-of-use assets		(1,465)		(978)
Loss on disposal of intangible assets		3,601		6,393
Impairment loss on intangible assets		236,106		30,674
Loss on foreign currency translation		83,899		157,017
Gain on valuation of derivatives, net		(37,249)		(205,381)
Loss (gain) on disposal of financial assets at amortized cost		1		3
Gain on disposal of financial assets at fair value through profit or loss		(2,225)		(2,347)
Loss on valuation of financial assets at fair value through profit or loss [4]		13,920		44,833
Others		158,820		(49,891)
3. Changes in operating assets and liabilities
Increase in trade receivables		(124,023)		(43,787)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Increase in other receivables		(1,085,527)		(1,598,216)
Increase in other current assets		250,569		(101,947)
Increase in other non-current Assets		(81,101)		(120,055)
Increase in inventories		(249,923)		(170,773)
Increase (decrease) in trade payables		121,515		(368,355)
Increase in other payables		829,220		1,103,113
Increase (decrease) in other current liabilities		314,208		(30,375)
Decrease in other non-current liabilities		(3,117)		(12,171)
Decrease in provisions		(5,083)		(22,115)
Increase (decrease) in deferred revenue		905		(384)
Increase in plan assets		115,725		(90,771)
Payment of post-employment benefits (defined benefits)		(329,861)		(343,931)

4. Cash generated from operations (1+2+3)	~~W~~	5,747,195	~~W~~	3,835,879

[1]

Subsidiaries such as BC Card Co., Ltd. recognize interest income and expense as operating revenue and expense, respectively. Interest income of ~~W~~ 112,973 million (2022: ~~W~~ 68,869 million) recognized as operating revenue and interest expense of ~~W~~ 55,677 million (2022: ~~W~~ 27,060 million) recognized as operating expense, for the year ended December 31, 2023, are included in the adjustment.

[2]

BC Card Co., Ltd. recognized dividend income as operating revenue. Dividend income of ~~W~~ 1,759 million that is recognized as operating revenue for the year ended December 31, 2023 (2022: ~~W~~ 2,299 million) is included in the adjustment.

[3]

Gain and loss on disposal of investment properties of KT Estate Inc. are presented as operating revenue and operating expense, respectively. Gain on disposal of investment properties amounting to ~~W~~ 49,752 million, recognized as operating revenue for the year ended December 31, 2023, is included.

[4]

Subsidiaries such as KT Investment Co., Ltd. recognized gain and loss on valuation of financial assets at fair value through profit or loss as operating revenue and expense, respectively. Loss on valuation of financial assets at fair value through profit or loss of ~~W~~ 11,112 million that is recognized as operating expense, for the year ended December 31, 2023, is included in the adjustment.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(2)	Significant transactions not affecting cash flows for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Reclassification of current portion of borrowings	~~W~~	1,731,998	~~W~~	1,004,818
Reclassification of construction-in-progress to property and equipment		3,123,611		3,167,965
Reclassification of non-trade payable from property and equipment		(293,448)		(7,055)
Reclassification of non-trade payable from intangible assets		(276,491)		(197,389)
Reclassification of non-trade payables from defined benefit liabilities		26,246		(32,417)
Reclassification of non-trade payable from plan assets		(24,821)		28,532
Disposal of treasury stock related to acquisition of financial assets		—		747,161
Acquisition of financial assets related to disposal of a subsidiary		—		250,000

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

33.	Changes in Liabilities Arising from Financing Activities

Details of changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	Beginning		Cash flows		Others
					Newly acquired		Changes in FX rate		Fair value changes		Others		Ending
Borrowing	~~W~~	10,006,685	~~W~~	106,118	~~W~~	—	~~W~~	45,370	~~W~~	1,719	~~W~~	58,273	~~W~~	10,218,165
Lease liabilities		1,172,038		(407,051)		460,617		—		24		(45,719)		1,179,909
Derivative liabilities		33,555		—		—		10,888		9,643		(29,539)		24,547
Derivative assets		(190,830)		48,183		—		32,487		1,788		(50,839)		(159,211)

Total	~~W~~	11,021,448	~~W~~	(252,750)	~~W~~	460,617	~~W~~	88,745	~~W~~	13,174	~~W~~	(67,824)	~~W~~	11,263,410

(in millions of Korean won)	2022
	Beginning		Cash flows		Others
					Newly acquired		Changes in FX rate		Fair value change		Changes in consolidation scope		Others		Ending
Borrowing	~~W~~	8,437,703	~~W~~	1,391,321	~~W~~	—	~~W~~	146,108	~~W~~	939	~~W~~	—	~~W~~	30,614	~~W~~	10,006,685
Lease liabilities		1,159,369		(378,684)		427,398		—		—		—		(36,045)		1,172,038
Derivative liabilities		75,176		(41,197)		—		19,858		12,941		—		(33,223)		33,555
Derivative assets		(99,453)		76,280		(754)		(147,161)		30,341		—		(50,083)		(190,830)

Total	~~W~~	9,572,795	~~W~~	1,047,720	~~W~~	426,644	~~W~~	18,805	~~W~~	44,221	~~W~~	—	~~W~~	(88,737)	~~W~~	11,021,448

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

34.	Segment Information

(1)	The management of the Group determines the operating segments based on the reported information when establishing the business strategy.

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others

Finance	Credit card business

Satellite TV	Satellite TV business

Real estate	Residential building development and supply

Others	IT, facility security, global business, and others

(2)	Details of each segment for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	Operating revenues		Operating income		Depreciation and amortization [1]
ICT	~~W~~	18,371,437	~~W~~	1,185,392	~~W~~	3,183,408
Finance		3,720,859		92,199		37,150
Satellite TV		708,217		44,482		52,871
Real estate		583,504		89,959		70,653
Others		8,118,542		240,049		584,738

		31,502,559		1,652,081		3,928,820
Elimination		(5,126,286)		(2,307)		(118,689)

Consolidated amount	~~W~~	26,376,273	~~W~~	1,649,774	~~W~~	3,810,131

(in millions of Korean won)	2022
	Operating revenues		Operating income		Depreciation and amortization [1]
ICT	~~W~~	18,289,243	~~W~~	1,168,103	~~W~~	3,105,807
Finance		3,613,981		121,461		47,638
Satellite TV		704,928		50,600		58,413
Real estate		485,056		118,953		65,457
Others		7,708,737		259,082		575,035

		30,801,945		1,718,199		3,852,350
Elimination		(5,151,934)		(28,111)		(196,471)

Consolidated amount	~~W~~	25,650,011	~~W~~	1,690,088	~~W~~	3,655,879

[1]	Sum of the amortization of property and equipment, intangible assets, investment properties and right-of-use assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(3)	Operating revenues for the years ended December 31, 2023 and 2022, and non-current assets as of December 31, 2023 and 2022, by geographical regions, are as follows:

(in millions of Korean won)	Operating revenues				Non-current assets [1]
Location	December 31, 2023		December 31, 2022		December 31, 2023		December 31, 2022
Domestic	~~W~~	26,206,763	~~W~~	25,490,154	~~W~~	20,725,694	~~W~~	20,845,214
Overseas		169,510		159,857		183,344		270,490

Total	~~W~~	26,376,273	~~W~~	25,650,011	~~W~~	20,909,038	~~W~~	21,115,704

[1]	Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

35.	Related Party Transactions

(1)	The list of related party of the Group as of December 31, 2023, is as follows:

Relationship	Name of Entity
Associates and joint ventures	54 entities such as K Bank Inc., KIF Investment Fund, and Megazone Cloud Corporation
Others [1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., KORAMKO No. 143 General Private Real Estate Investment Company

[1]	Despite the significant influence, treated as investment changes in FV under IFRS 9 instead of using equity method.

(2)	Outstanding balances of receivables and payables in relations to transactions with related parties as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)		December 31, 2023
		Receivables						Payables
		Trade receivables		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	862	~~W~~	326,006	~~W~~	769	~~W~~	—	~~W~~	299	~~W~~	—
	Little Big Pictures		232		3,473		—		9		6		—
	K-Realty 11th Real Estate Investment Trust Company		110		1,283		—		—		—		6,732
	K-Realty No.3 Real Estate General Private Placement Investment Company		4,576		—		—		—		—		—
	Others		2,044		162		—		2,900		3,029		—

	Total	~~W~~	7,824	~~W~~	330,924	~~W~~	769	~~W~~	2,909	~~W~~	3,334	~~W~~	6,732

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in millions of Korean won)		December 31, 2022
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	682	~~W~~	258,999	~~W~~	—	~~W~~	299	~~W~~	—
	Little Big Pictures		1,454		7,645		—		9		—
	K-Realty 11th Real Estate Investment Trust Company		151		1,283		—		—		8,824
	Others		2,285		2		3,235		2,932		—

	Total	~~W~~	4,572	~~W~~	267,929	~~W~~	3,235	~~W~~	3,240	~~W~~	8,824

(3)	Significant transactions with related parties for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)		2023
		Sales				Purchases				Acquisition of right-of-use assets
Relationship	Name of Entity	Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K Bank, Inc.	~~W~~	22,701	~~W~~	—	~~W~~	13,429	~~W~~	—	~~W~~	—
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		78		—		182		—		7
	K-Realty 11th Real Estate Investment Trust Company		146		200		2,559		—		—
	K-Realty No.3 Real Estate General Private Placement Investment Company		6,084		132		—		—
	Others 2 3		20,515		793		42,032		137		—

Others	Digital Pharm Co., Ltd.		1		—		—		—		—

	Total	~~W~~	49,525	~~W~~	1,125	~~W~~	58,202	~~W~~	137	~~W~~	7

[1]	Amounts include acquisition of property and equipment, and others.
[2]	Includes transactions of the entity before it was excluded as an associate and joint venture of the Group.
[3]

Includes transactions of FUNDA Co., Ltd, Maruee Limited Company Specializing in the Cultural Industry, Mastern No.127 Logispoint Daegu Co., Ltd. before it was excluded as associates and joint ventures of the Group.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in millions of Korean won)		2022
		Sales				Purchases				Acquisition of right-of- use assets
Relationship	Name of Entity	Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K- Realty CR-REITs No.1 [2]	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
	K Bank, Inc.		29,536		—		11,007		—		—
	Hyundai Robotics Co., Ltd. [1]		94		—		629		3,170		—
	K-Realty 11th Real Estate Investment Trust Company		141		189		1,674		—		1,966
	Others [3]		10,226		1,738		35,435		2,307		—

Others	Digital Pharm Co., Ltd.		1		—		—		—		—

	Total	~~W~~	39,998	~~W~~	1,927	~~W~~	48,745	~~W~~	5,477	~~W~~	1,966

[1]	Amounts include acquisition of property and equipment, and others.
[2]	Includes transactions of the entity before it was excluded as an associate and joint venture of the Group.
[3]	Includes transactions of StorySoop Inc. before it was excluded as associates and joint ventures of the Group.

(in millions of Korean won)		2023						2022
		Finance income		Finance costs		Dividend Income		Finance income		Finance costs		Dividend income
Associates and joint ventures	K Bank, Inc.	~~W~~	8,264	~~W~~	—	~~W~~	—	~~W~~	3,052	~~W~~	—	~~W~~	—
	K- Realty CR-REITs No.1		—		—		—		—		—		45,549
	K-Realty 11th Real Estate Investment Trust Company		—		261		507		—		260		162
	Others [1,2]		—		—		1,279		—		—		9,158

	Total	~~W~~	8,264	~~W~~	261	~~W~~	1,786	~~W~~	3,052	~~W~~	260	~~W~~	54,869

[1]	Includes transactions of the entity before it was excluded as an associate and joint venture of the Group.
[2]

Includes transactions of FUNDA Co., Ltd, Maruee Limited Company Specializing in the Cultural Industry, Mastern No.127 Logispoint Daegu Co., Ltd. before they were excluded as associates and joint ventures of the Group.

(4)	Key management compensation for the years ended December 31, 2023 and 2022, consists of:

(in millions of Korean won)	2023		2022
Salaries and other short-term benefits	~~W~~	1,494	~~W~~	1,855
Post-employment benefits		153		294
Share-based compensation		569		976

Total	~~W~~	2,216	~~W~~	3,125

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(5)	Fund transactions with related parties for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	Borrowing transactions[1]				Equity contributions in cash
	Borrowings		Repayments
Associates and joint ventures
K-Realty 11th Real Estate Investment Trust Company	~~W~~	—	~~W~~	1,037	~~W~~	—
STIC Place General Private Placement Real Estate Investment Trust No.2		—		—		20,000
Telco Credit Bureau Co.,Ltd.		—		—		6,500
Pacific geumto no.75 private hybrid asset fund		—		—		19,000
Kiamco Data Center Blind Fund		—		—		15,000
STIC Mixed Asset Investment Trust No. 1		—		—		10,930
Others [2]		—		—		31,107
Others
Rebellions Co.,Ltd.		—		—		19,998

Total	~~W~~	—	~~W~~	1,037	~~W~~	122,535

[1]	Lease transactions are included in borrowing transactions.
[2]	Transactions with Daemuga Culture Industry Specialist Limited Company and Maruee Culture Industry Specialist Limited Company until the date that they were excluded from associates are included.

(in millions of Korean won)	2022
	Borrowing transactions[1]				Equity contributions in cash
	Borrowings		Repayments
Associates and joint ventures
Megazone Cloud Corporation	~~W~~	30,000	~~W~~	—	~~W~~	130,001
IBK-KT Emerging Digital Industry Investment Fund		—		—		10,800
Mastern KT Multi-Family Real Estate Private Equity Investment Fund I		—		—		18,859
IGIS No. 468-1 General Private Real Estate Investment Company		—		—		25,000
K-Realty 11th Real Estate Investment Trust Company		1,916		771		—
Others		—		—		93,478

Total	~~W~~	31,916	~~W~~	771	~~W~~	278,138

1	Lease transactions are included in borrowing transactions.

(6)	Provision of collateral and investment agreement and others

The Group has an obligation according to invest agreements with related parties such as Kiamco Data Center Blind Fund. As of December 31, 2023 the Group has a plan to make an additional investment of ~~W~~ 107,774 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(7)	As of December 31, 2023, the limit of the credit card contract provided by the Group to K Bank, Inc. is ~~W~~ 1,050 million (December 31, 2022: ~~W~~ 1,000 million).

36.	Financial Risk Management

(1)	Financial Risk Factors

The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures such as cash flow risk.

The Group’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various finance market conditions to estimate the effect from the market changes.

1)	Market risk

The Group’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Group’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

(i)	Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Group is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Group does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

(ii)	Foreign exchange risk

The Group is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Group’s cash flows. Foreign exchange risk (i.e. foreign currency translation of overseas operating assets and liabilities) unaffecting the Group’s cash flows is not hedged but can be hedged at a particular situation.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

As of December 31, 2023 and 2022, if the foreign exchange rate had strengthened or weakened by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Impact on profit before income tax[1]		Impact on equity
2023.12.31	+ 10%	~~W~~	(10,313)	~~W~~	(18,460)
	- 10%		10,313		18,460
2022.12.31	+ 10%	~~W~~	(5,841)	~~W~~	(15,836)
	- 10%		5,841		15,836

[1]	Computed with consideration of derivatives hedging effect applied by the Group to hedge foreign exchange risk of liabilities in foreign currencies

The analysis above is a simple sensitivity analysis, which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor management’s decision to decrease the risk.

Details of significant financial assets and liabilities in foreign currencies as of December 31, 2023 and 2022, are as follows:

(in thousands of foreign currencies)	December 31, 2023		December 31, 2022
	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	139,807	2,271,673	106,426	2,336,607
SDR	254	722	255	722
JPY	17,496	400,002	32,801	400,002
GBP	—	—	30	83
EUR	304	7,810	185	7,832
RWF	402	—	15,521	13,025
THB	244	—	265	—
TZS	21,958	—	1,464	—
BWP	680	—	183	—
HKD	—	—	37	—
VND	380,629	—	280,226	—
SGD	1,375	—	448	284,000
TWD	1,685	—	—	—
MYR	—	—	1	—
CHF	—	25	—	—
BGN	—	—	62	—
PKR	114,025	—	—	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(iii)	Price risk

As of December 31, 2023 and 2022, the Group is exposed to equity securities price risk because the securities held by the Group are traded in active markets. If the stock index increased or decreased by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of stock index	Impact on profit before income tax		Impact on equity
2023.12.31	+ 10%	~~W~~	1,473	~~W~~	121,423
	- 10%		(1,473)		(121,423)
2022.12.31	+ 10%	~~W~~	111,288	~~W~~	113,948
	- 10%		(111,288)		(113,948)

The analysis above is based on the assumption that the equity index increased or decreased by 10% with all other variables held constant and all the Group’s marketable equity instruments moved according to the historical correlation with the index. Equity would increase or decrease as a result of gain or loss on equity securities classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

(iv)	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from liabilities in foreign currency such as foreign currency debentures. Debentures in foreign currency issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by swap transactions. Debentures and borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group sets the policy and operates to minimize the uncertainty of changes in interest rates and financial costs.

As of December 31, 2023 and 2022, if the market interest rate had increased or decreased by 100bp with other variables held constant, the effects on profit before income tax and equity would be as follows:

(in millions of Korean won)	Fluctuation of interest rate	Impact on profit before income tax		Impact on equity
2023.12.31	+ 100 bp	~~W~~	(2,693)	~~W~~	(4,718)
	- 100 bp		2,696		5,037
2022.12.31	+ 100 bp	~~W~~	635	~~W~~	(2,045)
	- 100 bp		(669)		2,100

The analysis above is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor management’s decision to decrease the risk.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s trade receivables from customers, debt securities and others.

•	Risk management

Credit risk is managed on the Group basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Group considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only financial institutions with strong credit ratings are accepted.

The Group’s investments in debt instruments are considered to be low risk investments. The credit ratings of the investments are monitored for credit deterioration.

•	Security

For some trade receivables, the Group may obtain security in the form of guarantees or letters of credit, etc. which can be called upon if the counterparty defaults under the terms of the agreement.

•	Impairment of financial assets

The Group has four types of financial assets that are subject to the expected credit loss model:

•	trade receivables for sales of goods and provision of services,

•	contract assets relating to provision of services,

•	debt investments carried at fair value through other comprehensive income, and

•	other financial assets carried at amortized cost.

While cash equivalents are also subject to the impairment requirement, the identified expected credit loss is immaterial.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The maximum exposure to credit risk of the Group’s financial instruments without considering the value of collaterals as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Cash and cash equivalents (except for cash on hand)	~~W~~	2,869,285	~~W~~	2,437,629
Trade and other receivables
Financial assets at amortized costs		8,458,259		7,459,994
Financial assets at fair value through other comprehensive income		116,198		129,124
Contract assets		832,520		802,253
Other financial assets
Derivatives financial assets for hedging		159,211		190,830
Financial assets at fair value through profit or loss		880,549		942,274
Financial assets at fair value through other comprehensive income		5,913		5,432
Financial assets at amortized costs		1,385,921		1,060,058

Total	~~W~~	14,707,856	~~W~~	13,027,594

The Group is exposed to credit risk for financial guarantee contracts. As of December 31, 2023, the Group’s maximum exposure amount is ~~W~~ 116,719 million (2022: ~~W~~ 26,206 million).

(i)	Trade receivables at amortized costs

The Group applies a simplified method of recognizing the expected credit loss allowance, which uses lifetime expected credit loss for all trade receivables and contact assets.

The Group measures the expected credit loss by considering the future unrecoverable rate of the remaining balance of trade receivables and other receivables at the end of the reporting period. Each trade receivables and other receivables are classified considering the credit risk characteristics and overdue periods in order to measure expected credit loss. The expected credit loss rate calculation is based on historical payment and credit loss information in relation to revenue for 36 months period up to December 31, 2023. Meanwhile, the credit sales assets of BC Card Co., Ltd., a subsidiary, were judged to have low credit risk, so the expected 12-month credit loss was applied.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The expected credit losses reflect forward-looking information. Provision for impairment as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(in millions of Korean won)	Less than 6 months		7-12 months		More than 1 years		Total
Expected credit loss rate		5.43%		21.72%		54.55%		—
Total carrying amounts	~~W~~	3,466,588	~~W~~	68,772	~~W~~	235,129	~~W~~	3,770,489
Provision for impairment	~~W~~	(188,086)	~~W~~	(14,940)	~~W~~	(128,264)	~~W~~	(331,290)

	December 31, 2022
(in millions of Korean won)	Less than 6 months		7-12 months		More than 1 years		Total
Expected credit loss rate		5.57%		25.84%		67.16%		—
Total carrying amounts	~~W~~	3,443,163	~~W~~	49,491	~~W~~	207,396	~~W~~	3,700,050
Provision for impairment	~~W~~	(191,668)	~~W~~	(12,789)	~~W~~	(139,281)	~~W~~	(343,738)

Details of changes in provisions for impairment of trade receivables the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning balance	~~W~~	343,738	~~W~~	349,725
Provision		69,972		64,522
Written-off		(80,126)		(68,298)
Others		(2,294)		(2,211)

Ending balance	~~W~~	331,290	~~W~~	343,738

As of December 31, 2023, the maximum exposure of the trade receivables carrying amount to credit risk is ~~W~~ 3,439,199 million (2022: ~~W~~ 3,356,312 million).

Impairment of trade receivable for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Impairment loss
Bad debt expenses	~~W~~	69,972	~~W~~	64,522

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(ii)	Cash equivalents (except for cash on hand)

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure, as of December 31, 2023, is the carrying amount of these investments.

(iii)	Other financial assets at amortized costs

Other financial assets at amortized cost include time deposits, other long-term financial instruments, and others. All of the financial assets at amortized costs are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Management considers ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

Details of changes in provisions for impairment of other financial assets at amortized costs for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning balance	~~W~~	218,543	~~W~~	201,387
Provision		114,501		65,941
Written-off		(150,014)		(51,383)
Reversal		(14,941)		(850)
Others		15,547		3,448

Ending balance	~~W~~	183,636	~~W~~	218,543

(iv)	Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income include available-for-sale recognized in the prior financial year.

All of the debt investments at fair value through other comprehensive income are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Managements consider ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through other comprehensive income. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(v)	Financial assets at fair value through profit or loss

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure, as of December 31, 2023, is the carrying amount of these investments.

3)	Liquidity risk

The Group manages its liquidity risk by liquidity strategy and plans. The Group considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Group’s liabilities (including interest expenses) into relevant maturity groups based on the remaining period at the date of the end of each reporting period to the contractual maturity date. These amounts are contractual undiscounted cash flows and can differ from the amount in the consolidated financial statements.

	December 31, 2023
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	8,184,036	~~W~~	730,340	~~W~~	8,040	~~W~~	8,922,416
Borrowings (including debentures)		2,922,557		6,027,323		1,743,842		10,693,722
Lease liabilities		313,431		617,561		409,174		1,340,166
Other non-derivative financial liabilities		372,743		747,221		10,073		1,130,037
Financial guarantee contracts [1]		13,719		103,000		—		116,719

Total	~~W~~	11,806,486	~~W~~	8,225,445	~~W~~	2,171,129	~~W~~	22,203,060

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

	December 31, 2022
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	7,386,703	~~W~~	1,009,559	~~W~~	86,848	~~W~~	8,483,110
Borrowings (including debentures)		2,028,207		6,972,077		2,016,472		11,016,756
Lease liabilities		313,162		615,766		407,833		1,336,761
Other non-derivative financial liabilities		33,279		209,155		93,744		336,178
Financial guarantee contracts [1]		21,618		—		4,588		26,206

Total	~~W~~	9,782,969	~~W~~	8,806,557	~~W~~	2,609,485	~~W~~	21,199,011

[1]

Total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

As of December 31, 2023, the cash outflows and inflows by maturity of the Group’s derivatives held for trading and gross-settled derivatives, are as follows:

	December 31, 2023
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives held for trading [1]
Outflows	~~W~~	—	~~W~~	133,293	~~W~~	—	~~W~~	133,293
Inflows		—		—		1,015		1,015
Derivatives settled gross [2]
Outflows	~~W~~	741,140	~~W~~	1,227,166	~~W~~	8,126	~~W~~	1,976,432
Inflows		614,066		2,198,958		36,344		2,849,368

[1]

During the year ended December 31, 2023, derivative liabilities held-for-trading are classified under the ‘more than one year to less than five years’ category as they are relevant to the fair value of derivatives liabilities related to shareholder-to-share contracts (Note 19).

As these derivatives held-for-trading are managed based on net fair value, their contractual maturities are not necessarily taking into consideration to understand the timing of cash flows.

[2]	Cash outflow and inflow of gross-settled derivatives are undiscounted contractual cash flow and may differ from the amount in the consolidated statement of financial position.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

	December 31, 2022
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives held for trading [1]
Outflows	~~W~~	—	~~W~~	101,994	~~W~~	930	~~W~~	102,924
Derivatives settled gross [2]
Outflows	~~W~~	472,005	~~W~~	2,493,858	~~W~~	28,786	~~W~~	2,994,649
Inflows		550,478		2,670,002		37,873		3,258,353

[1]

During the year ended December 31, 2023, derivative liabilities held-for-trading are classified under the ‘more than one year to more than five years’ category as they are relevant to the fair value of derivatives liabilities related to shareholder-to-share contracts (Note 19).

As these derivatives held-for-trading are managed based on net fair value, their contractual maturities are not necessarily taken into consideration to understand the timing of cash flows.

[2]	Cash outflow and inflow of gross-settled derivatives are undiscounted contractual cash flow and may differ from the amount in the consolidated statement of financial position.

Meanwhile, as of December 31, 2023, the Group is obligated to invest ~~W~~ 107,774 million in Kiamco Data Center Blind Fund, a related party, and others, and ~~W~~ 4,132 million and USD 30,350 thousand to make payment using the future Capital Call method to Future Innovation Private Equity Fund No.3 (Notes 19 and 35).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(2)	Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other shareholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Group’s capital structure and considers cost of capital and risks related each to capital component.

The debt-to-equity ratios as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Total liabilities	~~W~~	24,148,845	~~W~~	22,565,958
Total equity		18,561,137		18,414,723
Debt-to-equity ratio		130%		123%

The Group manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the consolidated statement of financial position plus net debt.

The gearing ratios as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Total borrowings	~~W~~	10,218,165	~~W~~	10,006,685
Less: cash and cash equivalents		(2,879,554)		(2,449,062)

Net debt		7,338,611		7,557,623
Total equity		18,561,137		18,414,723
Total capital		25,899,748		25,972,346
Gearing ratio		28%		29%

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(3)	Offsetting Financial Assets and Financial Liabilities

1)	Details of the Group’s financial assets recognized, subject to enforceable master netting arrangements or similar agreements, as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables	~~W~~	78,415	~~W~~	(1,407)	~~W~~	77,008	~~W~~	(59,148)	~~W~~	—	~~W~~	17,860
Other financial assets		759		(757)		2		(2)		—		—

Total	~~W~~	79,174	~~W~~	(2,164)	~~W~~	77,010	~~W~~	(59,150)	~~W~~	—	~~W~~	17,860

(in millions of Korean won)	December 31, 2022
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables	~~W~~	60,512	~~W~~	—	~~W~~	60,512	~~W~~	(44,518)	~~W~~	—	~~W~~	15,994
Other financial assets		764		(764)		—		—		—		—

Total	~~W~~	61,276	~~W~~	(764)	~~W~~	65,012	~~W~~	(44,518)	~~W~~	—	~~W~~	15,994

The amount in the above table includes the amounts subject to offsetting arrangements under the agreement on facility interconnection and data sharing between telecommunication companies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2)	Details of the Group’s financial liabilities recognized, subject to enforceable master netting arrangements or similar agreements, as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	~~W~~	59,602	~~W~~	(757)	~~W~~	58,845	~~W~~	(56,196)	~~W~~	—	~~W~~	2,649
Other payables		4,362		(1,407)		2,955		(2,955)		—		—

Total	~~W~~	63,964	~~W~~	(2,164)	~~W~~	61,800	~~W~~	(59,151)	~~W~~	—	~~W~~	2,649

(in millions of Korean won)	December 31, 2022
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	~~W~~	47,271	~~W~~	(764)	~~W~~	46,507	~~W~~	(44,518)	~~W~~	—	~~W~~	1,989

These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

37.	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of December 31, 2023 and 2022, are as follows:

	December 31, 2023			December 31, 2022
(in millions of Korean won)	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	2,879,554	[1]	~~W~~	2,449,062	[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		8,326,229	[1]		7,364,516	[1]
Financial assets at fair value through other comprehensive income		116,198	116,198		129,124	129,124
Other financial assets
Financial assets measured at amortized cost		1,385,921	[1]		1,060,058	[1]
Financial assets at fair value through profit or loss		939,661	939,661		1,064,856	1,064,856
Financial assets at fair value through other comprehensive income		1,680,168	1,680,168		1,508,192	1,508,192
Derivative financial assets for hedging		159,211	159,211		190,830	190,830

Total	~~W~~	15,486,942		~~W~~	13,766,638

Financial liabilities
Trade and other payables [3]	~~W~~	8,317,822	[1]	~~W~~	8,397,264	[1]
Borrowings		10,218,165	9,979,545		10,006,685	9,405,992
Other financial liabilities
Financial liabilities at amortized cost		915,185	[1]		246,606	[1]
Financial liabilities at fair value through profit or loss		136,106	136,106		141,280	141,280
Derivative financial liabilities for hedging		24,547	24,547		33,555	33,555

Total	~~W~~	19,611,825		~~W~~	18,825,390

[1]	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	Lease receivables are excluded from fair value disclosure in accordance with Korean IFRS 1107.
[3]	Amounts related to employee benefit plans are included in trade and other payables at the end of previous year.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value disclosed in fair value as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	116,198	~~W~~	—	~~W~~	116,198
Other financial assets
Financial assets at fair value through profit or loss		13,911		156,918		768,832		939,661
Financial assets at fair value through other comprehensive income		1,230,936		5,206		444,026		1,680,168
Derivative financial assets for hedging		—		159,211		—		159,211
Investment properties		—		—		5,276,169		5,276,169

Total	~~W~~	1,244,847	~~W~~	437,533	~~W~~	6,489,027	~~W~~	8,171,407

Liabilities
Borrowings	~~W~~	—	~~W~~	9,979,545	~~W~~	—	~~W~~	9,979,545
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		1,545		134,561		136,106
Derivative financial liabilities for hedging		—		24,547		—		24,547

Total	~~W~~	—	~~W~~	10,005,637	~~W~~	134,561	~~W~~	10,140,198

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in millions of Korean won)	December 31, 2022
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	129,124	~~W~~	—	~~W~~	129,124
Other financial assets
Financial assets at fair value through profit or loss		26,647		426,140		612,069		1,064,856
Financial assets at fair value through other comprehensive income		1,005,900		5,163		497,129		1,508,192
Derivative financial assets for hedging		—		189,717		1,113		190,830
Investment properties		—		—		5,370,047		5,370,047

Total	~~W~~	1,032,547	~~W~~	750,144	~~W~~	6,480,358	~~W~~	8,263,049

Liabilities
Borrowings	~~W~~	—	~~W~~	9,405,992	~~W~~	—	~~W~~	9,405,992
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		—		141,280		141,280
Derivative financial liabilities for hedging		—		33,555		—		33,555

Total	~~W~~	—	~~W~~	9,439,547	~~W~~	141,280	~~W~~	9,580,827

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

1)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

2)	Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

(in millions of Korean won)	2023
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	612,069	~~W~~	497,129	~~W~~	1,113	~~W~~	141,280
Acquisition		216,838		10,267		—		—
Reclassification		26,471		(5,532)		(1,113)		(7,363)
Changes in consolidation scope		252		—		—		—
Disposal		(44,323)		(6)		—		(5,205)
Amount recognized in profit or loss 1,		(42,475)		(61)		—		5,849
Amount recognized in other comprehensive income		—		(57,771)		—		—

Ending balance	~~W~~	768,832	~~W~~	444,026	~~W~~	—	~~W~~	134,561

[1]	The recognition of gains and losses on financial liabilities measured at fair value through profit or loss consists of derivative valuation gains and losses.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in millions of Korean won)	2022
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets (liabilities) for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	577,085	~~W~~	323,373	~~W~~	31,565	~~W~~	215,332
Acquisition		226,310		262,408		—		3,046
Reclassification		(8,962)		8,122		—		(54,921)
Changes in consolidation scope		—		(40)		—		—
Disposal		(179,740)		(97,426)		(31,565)		—
Amount recognized in profit or loss [1,2]		(2,624)		18		—		(22,177)
Amount recognized in other comprehensive income [1]		—		674		1,113		—

Ending balance	~~W~~	612,069	~~W~~	497,129	~~W~~	1,113	~~W~~	141,280

[1]	The recognition of gains and losses on derivatives financial liabilities (assets) for hedging purposes consists entirely of derivatives valuation losses.
[2]	The recognition of gains and losses on financial liabilities measured at fair value through profit or loss consists of derivative valuation losses.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(4)	Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023
	Fair value		Level	Valuation techniques	Inputs
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	116,198	2	DCF Model	Guaranteed bond interest rate
Other financial assets
Financial assets at fair value through profit or loss		925,750	2,3	DCF Model, Adjusted Net Asset Model, Monte-Carlo Simulation	Market Interest rate, Underlying asset price
Financial assets at fair value through other comprehensive income		449,232	2,3	DCF Model, Market Approach Model	Discount rate
Derivative financial assets for hedging		159,211	2	DCF Model	Market observation discount rate, Swap interest rate
Investment properties		5,276,169	3	DCF Model
Liabilities
Borrowings	~~W~~	9,979,545	2	DCF Model	Bond interest rate
Other financial liabilities
Financial liabilities at fair value through profit or loss		136,106	2,3	DCF Model, Binomial Option Pricing Model,	Forward exchange rate Forward interest rate
Derivative financial liabilities for hedging		24,547	2	DCF Model	Market observation discount rate

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in millions of Korean won)	December 31, 2022
	Fair value		Level	Valuation techniques	Inputs
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	129,214	2	DCF Model	Guaranteed bond interest rate
Other financial assets
Financial assets at fair value through profit or loss		1,038,209	2,3	DCF Model, Adjusted Net Asset Model, Monte-Carlo Simulation	Market Interest rate, Underlying asset price
Financial assets at fair value through other comprehensive income		502,292	2,3	DCF Model, Market Approach Model	Discount rate
Derivative financial assets for hedging		190,830	2,3	DCF Model	Market observation discount rate, Swap interest rate
Investment properties		5,370,047	3	DCF Model
Liabilities
Borrowings	~~W~~	9,405,992	2	DCF Model	Bond interest rate
Other financial liabilities
Financial liabilities at fair value through profit or loss		141,280	3	DCF Model, Binomial Option Pricing Model, Monte-Carlo Simulation
Derivative financial liabilities for hedging		33,555	2	DCF Model	Market observation discount rate

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO) and discuss the valuation processes and results with the CFO in line with the Group’s closing dates.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit or loss.

In relation to this, details and changes of the total deferred difference for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
	Derivatives used for hedging		Derivatives used for hedging
I. Beginning balance	~~W~~	—	~~W~~	832
II. New transactions		—		—
III. Recognized at fair value through profit or loss		—		(832)

IV. Ending balance (I+II+III)	~~W~~	—	~~W~~	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.	Interests in Unconsolidated Structured Entities

(1)

Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Classes of entities	Nature, purpose, activities and others

Real estate finance	A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of ABCP due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from instalment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As of December 31, 2023, this entity is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions, including the Entity, are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the entity may be obliged to cover losses.

PEF and investment funds	Minority investors including managing members contribute to PEF and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As of December 31, 2023, the entity is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the entity receives dividends for operating revenues from these contributions. The entity is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the entity may be obliged to cover losses.

Asset securitization	The Group transfers accounts receivable for handset sales to its Special Purpose Company (“SPC”) for asset securitization. SPC issues the asset-backed securities with accounts receivable for handset sales as an underlying asset, and makes payment for the underlying asset acquired.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(2)

Details of scale of unconsolidated structured entities and nature of the risks associated with an entity’s interests in unconsolidated structured entities as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023
	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	~~W~~	7,890,823	~~W~~	4,833,966	~~W~~	1,846,270	~~W~~	14,571,059
Assets recognized in statement of financial position
Other financial assets	~~W~~	216,040	~~W~~	227,266	~~W~~	—	~~W~~	443,306
Joint ventures and associates		144,517		282,550		—		427,067

Total	~~W~~	360,557	~~W~~	509,816	~~W~~	—	~~W~~	870,373

Maximum loss exposure [1]
Investment assets	~~W~~	360,557	~~W~~	509,816	~~W~~	—	~~W~~	870,373
Investment agreement, etc		44,975		106,064		—		151,039

Total	~~W~~	405,532	~~W~~	615,880	~~W~~	—	~~W~~	1,021,412

[1]

Includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in millions of Korean won)	December 31, 2022
	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	~~W~~	3,539,827	~~W~~	5,580,445	~~W~~	2,044,989	~~W~~	11,165,261
Assets recognized in statement of financial position
Other financial assets	~~W~~	77,819	~~W~~	237,907	~~W~~	—	~~W~~	315,726
Joint ventures and associates		123,138		268,275		—		391,413

Total	~~W~~	200,957	~~W~~	506,182	~~W~~	—	~~W~~	707,139

Maximum loss exposure [1]
Investment assets	~~W~~	200,957	~~W~~	506,182	~~W~~	—	~~W~~	707,139
Investment agreement, etc.		40,914		91,224		—		132,138

Total	~~W~~	241,871	~~W~~	597,406	~~W~~	—	~~W~~	839,277

[1]

Includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

39.	Information About Non-Controlling Interests

(1)	Changes in Accumulated Non-Controlling Interests

Profit or loss allocated to non-controlling interests and accumulated non-controlling interests of subsidiaries that are material to the Group for the years ended December 31, 2023 and 2022, is as follows:

(in millions of Korean won)	2023
	Non-controlling interests’ rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividends paid to non-controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.4%	~~W~~	423,189	~~W~~	(47,355)	~~W~~	(8,287)	~~W~~	(6,192)	~~W~~	361,355
BC Card Co., Ltd.	30.5%		524,657		25,355		(4,960)		3,023		548,075
KTIS Corporation	66.7%		141,402		5,947		(2,451)		(1,872)		143,026
KTCS Corporation	78.3%		153,881		14,228		(3,001)		(2,313)		162,795
Nasmedia, Co., Ltd.	55.9%		135,425		10,679		(4,028)		(467)		141,609

(in millions of Korean won)	2022
	Non-controlling interests’ rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividends paid to non-controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.8%	~~W~~	410,695	~~W~~	7,127	~~W~~	(8,284)	~~W~~	13,651	~~W~~	423,189
BC Card Co., Ltd.	30.5%		498,928		47,909		(7,641)		(14,539)		524,657
KTIS Corporation	66.7%		135,240		14,965		(2,226)		(6,577)		141,402
KTCS Corporation	78.3%		145,111		18,888		(2,721)		(7,397)		153,881
Nasmedia, Co., Ltd.	56.0%		124,181		15,610		(4,187)		(179)		135,425

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(2)	Summarized Financial Information on Subsidiaries

The summarized financial information for each subsidiary with non-controlling interests that are material to the Group, before inter-group eliminations, is as follows:

(in millions of Korean won)	December 31, 2023
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Current assets	~~W~~	425,661	~~W~~	3,739,847	~~W~~	111,313	~~W~~	304,508	~~W~~	411,774
Non-current assets		795,182		2,613,031		336,296		130,391		101,537
Current liabilities		353,839		3,661,263		116,271		187,621		251,207
Non-current liabilities		125,531		1,061,169		127,248		47,228		11,129
Equity		741,473		1,630,446		204,090		200,050		250,975

(in millions of Korean won)	December 31, 2022
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Current assets	~~W~~	420,701	~~W~~	3,152,622	~~W~~	102,121	~~W~~	296,209	~~W~~	435,359
Non-current assets		938,465		2,513,453		294,087		123,517		81,586
Current liabilities		274,637		2,879,551		103,698		188,379		261,381
Non-current liabilities		229,042		1,229,649		95,506		40,240		14,349
Equity		855,487		1,556,875		197,004		191,107		241,215

Summarized consolidated statements of comprehensive income for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Sales	~~W~~	1,027,986	~~W~~	4,025,023	~~W~~	592,960	~~W~~	1,035,366	~~W~~	146,769
Profit for the year		(109,407)		76,545		13,922		15,804		17,703
Other comprehensive income (loss)		(6,625)		13,832		(3,162)		(2,550)		(1,890)
Total comprehensive income		(116,032)		90,377		10,760		13,254		15,813

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in millions of Korean won)	2022
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Sales	~~W~~	1,034,236	~~W~~	3,895,764	~~W~~	535,783	~~W~~	1,030,158	~~W~~	152,394
Profit for the year		20,941		148,341		15,917		17,634		27,691
Other comprehensive income (loss)		13,544		(5,286)		(2,415)		(134)		(695)
Total comprehensive income		34,485		143,055		13,502		17,500		26,996

Summarized consolidated statements of cash flows for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Cash flows from operating activities	~~W~~	207,207	~~W~~	82,883	~~W~~	50,892	~~W~~	55,146	~~W~~	8,116
Cash flows from investing activities		(125,343)		(74,430)		(17,636)		(5,901)		(30,910)
Cash flows from financing activities		(50,811)		(67,609)		(32,872)		(26,948)		(11,077)
Net increase (decrease) in cash and cash equivalents		31,053		(59,156)		384		22,297		(33,871)
Cash and cash equivalents at beginning of year		98,695		435,047		24,944		61,814		86,133
Exchange differences		—		(95)		—		—		15
Cash and cash equivalents at end of the year		129,748		375,796		25,328		84,111		52,277

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in millions of Korean won)	2022
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Cash flows from operating activities	~~W~~	176,407	~~W~~	(798,043)	~~W~~	13,809	~~W~~	19,423	~~W~~	22,015
Cash flows from investing activities		(78,928)		(7,733)		9,813		13,245		3,845
Cash flows from financing activities		(79,455)		914,441		(29,199)		(35,578)		(11,136)
Net increase (decrease) in cash and cash equivalents		18,024		108,665		(5,577)		(2,910)		14,724
Cash and cash equivalents at beginning of year		80,672		326,482		30,521		63,884		71,396
Exchange differences		(1)		(100)		—		840		13
Cash and cash equivalents at end of the year		98,695		435,047		24,944		61,814		86,133

(3)	Transactions with Non-Controlling Interests

The effect of changes in the ownership interest on the equity attributable to owners of the Group for the years ended December 31, 2023 and 2022 is summarized as follows:

(in millions of Korean won)	2023		2022
Carrying amount of non-controlling interests acquired	~~W~~	3,022	~~W~~	19,272
Consideration paid to non-controlling interests		213,819		69,652

Effect of changes in equity (net amount)	~~W~~	216,841	~~W~~	88,924

40.	Events After the Reporting Period

(1)

The Company has decided to acquire treasury stocks (~~W~~ 27,100 million) in accordance with a resolution of the Board of Directors dated February 7, 2024, to enhance shareholder value. The acquired treasury stocks will be retired in March 2024.

(2)	The company issued the following bonds after the end of the reporting period (unit: ~~W~~ million).

Type	Issued Date	Annual interest rates	Maturity	Korean won
The 200-1st Public bond	Feb. 27, 2024	3.552%	Feb. 27, 2026-	120,000
The 200-2nd Public bond	Feb. 27, 2024	3.608%	Feb. 26, 2027-	200,000
The 200-3rd Public bond	Feb. 27, 2024	3.548%	Feb. 27, 2029-	80,000

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT AUDITOR’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

English Translation of Independent Auditor’s Report on Internal Control over Financial Reporting Originally Issued in Korean on March 18, 2024

To the shareholders and the Board of Directors of KT Corporation

Audit Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of KT Corporation and its subsidiaries (the “Group”) as of December 31, 2023, based on ‘Conceptual Framework for Design and Operation of Internal Control over Financial Reporting’.

In our opinion, the Group’s internal control over financial reporting is designed and operated effectively as of December 31, 2023, in all material respects, in accordance with the ‘Conceptual Framework for Design and Operation of Internal Control over Financial Reporting’.

We have also audited, in accordance with the Korean Standards on Auditing (“KSAs”), the consolidated financial statements of the Group, which comprise the consolidated statement of financial position as of December 31, 2023, and the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows, for the year then ended, and notes to the consolidated financial statements, including material accounting policy information, and our report dated March 18, 2024, expressed an unqualified opinion.

Basis for Audit Opinion

We conducted our audits in accordance with the KSAs. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Internal Control over Financial Reporting section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audits of the internal control over financial reporting in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting

Management is responsible for designing, operating and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on the Effectiveness of the Internal Control over Financial Reporting by CEO.

Those Charged with Governance is responsible for the oversight of internal control over financial reporting of the Group.

Auditor’s Responsibilities for the Audit of the Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We conducted our audit in accordance with the KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/kr/about to learn more about our global network of member firms.

Deloitte Touche Tohmatsu Limited is a private company limited by guarantee incorporated in England & Wales under company number 07271800, and its registered office is Hill House, 1 Little New Street, London, EC4a, 3TR, United Kingdom.

The audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of that a material weakness exists. The audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of iternal control over financial reporting based on the assessed risks.

Definition and Limitations of Internal Control over Financial Reporting

A group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A group’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with K-IFRS, and that receipts and expenditures of the group are being made only in accordance with authorizations of management and directors of the group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the group’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Lee, Dong Hyun.

March 18, 2024

Notice to Readers

This report is effective as of March 18, 2024, the auditor’s report date. Certain subsequent events or circumstances may have occurred between the auditor’s report date and the time the auditor’s report is read. Such events or circumstances could significantly affect the Group’s internal control over financial reporting and may result in modifications to the auditor’s report.

Report on the Effectiveness of

the Internal Control over Financial Reporting

To the Shareholders, Audit Committee and Board of Directors of

KT Corporation

We, as the Chief Executive Officer (“CEO”) and the Internal Control over Financial Reporting (“ICFR”) Officer of KT Corporation (“the Company”), assessed the effectiveness of the design and operation of the Company’s Internal Control over Financial Reporting for consolidation purposes for the year ended December 31, 2023.

The Company’s management, including ourselves, is responsible for designing and operating ICFR for consolidation purposes.

We assessed the design and operating effectiveness of the ICFR for consolidation purposes in the prevention and detection of an error or fraud which may cause material misstatements in the preparation and disclosure of reliable Consolidated financial statements.

We designed and operated ICFR for consolidation purposes in accordance with Conceptual Framework for Designing and Operating internal Control over Financial Reporting established by the Operating Committee of Internal Control over Financial Reporting in Korea (“the ICFR Committee”), And, we conducted an evaluation of ICFR for consolidation purposes based on Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting established by the ICFR Committee.

Based on the assessment results, we believe that the Company’s ICFR for consolidation purposes, as at December 31, 2023, is designed and operating effectively, in all material respects, in conformity with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statement which cause material misunderstandings, and we have reviewed and verified this report with sufficient due care.

February 20, 2024

Chief Executive Officer
Internal Control over Financial Reporting Officer

KT Corporation

Separate Financial Statements

December 31, 2023 and 2022

KT Corporation

Index

December 31, 2023 and 2022

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT AUDITOR’S REPORT

English Translation of Independent Auditor’s Report Originally Issued in Korean on March 18, 2024

To the Shareholders and the Board of Directors of KT Corporation:

Audit Opinion

We have audited the financial statements of KT Corporation (the “Company”), which comprise the statement of financial position as of December 31, 2023, and the statement of profit or loss, the statement of comprehensive income, statement of changes in shareholders’ equity and statement of cash flows, for the year then ended, and notes to the financial statements, including material accounting policy information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and its financial performance and its cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We have also audited, in accordance with the Korean Standards on Auditing (“KSAs”), the internal control over financial reporting of the Company as of December 31, 2023, based on the Conceptual Framework for Design and Operation of Internal Control over Financial Reporting, and our report dated March 18, 2024 expressed an unqualified opinion.

Basis for Audit Opinion

We conducted our audit in accordance with the KSAs. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/kr/about to learn more about our global network of member firms.

Deloitte Touche Tohmatsu Limited is a private company limited by guarantee incorporated in England & Wales under company number 07271800, and its registered office is Hill House, 1 Little New Street, London, EC4a, 3TR, United Kingdom.

1

Key Audit Matters

The key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

- Occurrence and accuracy of Mobile service revenue and revenue related to sale of handset for mobile service (“Mobile revenue”)

(1) Reasons for Determining the matter as a Key Audit Matter

As described in Note 2.22 to the financial statements, the Company recognizes revenue at the point in time when it fulfills its performance obligations identified from contracts with customers. The Company provides various services and rate plans related to mobile revenue, and due to the large volume of transactions with customers, needs complex and elaborate information technology systems to accurately record occurrence of mobile revenue.

Given the magnitude and complexity of mobile revenue recorded by the billing system of the Company, we determined the occurrence and accuracy of mobile revenue recognized through the billing system as a key audit matter.

(2) How the matter has been addressed in the audit

Key audit procedures performed regarding the occurrence and accuracy of mobile revenue computed through the billing system include the following:

•	During the audit planning phase, we obtained an understanding of the Company’s accounting policies and processes related to Mobile revenue recognition.

•

We performed an assessment on the environment of the general information technology systems used for collecting usage of voice, text, and data, as well as handling billing and invoicing throughout the process of recording revenue and tested manual controls and general information technology controls.

•	We reconciled the mobile revenue in the billing system with the revenue in the ledger.

•	We performed substantive analytical procedures using historical data on mobile revenue by rate plan and subscriber information.

•

To verify the accuracy and completeness of the subscriber information used in our audit procedures, we selected subscriber information from the billing system, reconciled the selections with contractual terms between the Company and customers, and corroborated if the subscribers were valid for the respective month.

•

To verify the occurrence and accuracy of revenue recognition related to sale of handset for mobile service, we selected transactions from the sub-ledger, reconciled the selection with contractual terms between the Company and customers of the Company, and compared the billed amounts to receipts.

2

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the accompanying financial statements in accordance with K-IFRS, and for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management of the Company is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of the management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

3

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other matters

The financial statements for the reporting period ending December 31, 2022, were audited by another external auditor, and their audit report dated March 8, 2023, expressed an unqualified opinion.

The engagement partner on the audit resulting in this independent auditor’s report is Lee, Dong Hyun.

March 18, 2024

Notice to Readers

This report is effective as of March 18, 2024, the auditor’s report date. Certain subsequent events or circumstances may have occurred between the auditor’s report date and the time the auditor’s report is read. Such events or circumstances could significantly affect the financial statements and may result in modifications to the auditor’s report.

4

December 31, 2023 and 2022

Separate Statements of Financial Position

December 31, 2023 and 2022

(in millions of Korean won)	Notes	December 31, 2023		December 31, 2022
Assets
Current assets
Cash and cash equivalents	4,5,36	~~W~~	1,242,005	~~W~~	966,307
Trade and other receivables, net	4,6,36		3,190,269		3,055,649
Other financial assets	4,7,36		279,451		232,837
Inventories, net	8		368,117		349,870
Other current assets	9		2,008,723		1,998,825

Total current assets			7,088,565		6,603,488

Non-current assets
Trade and other receivables, net	4,6,36		370,717		526,988
Other financial assets	4,7,36		2,134,324		1,993,893
Property and equipment, net	10		11,492,776		11,540,162
Right-of-use assets	20		976,625		983,049
Investment properties, net	11,36		1,191,592		1,137,489
Intangible assets, net	12		1,487,848		1,855,679
Investments in subsidiaries, associates and joint ventures	13		4,796,606		4,879,219
Net defined benefit assets	17		60,590		180,689
Other non-current assets	9		709,276		717,118

Total non-current assets			23,220,354		23,814,286

Total assets		~~W~~	30,308,919	~~W~~	30,417,774

5

KT Corporation

Separate Statements of Financial Position

December 31, 2023 and 2022

(in millions of Korean won)		December 31, 2023		December 31, 2022
Liabilities
Current liabilities
Trade and other payables	4,14,36	~~W~~	4,232,377	~~W~~	4,411,056
Borrowings	4,15,36		1,725,234		984,720
Other financial liabilities	4,7,36		660		—
Current income tax liabilities	29		148,136		127,944
Provisions	16		91,861		87,720
Deferred income	25		39,618		44,042
Other current liabilities	9		719,605		665,968

Total current liabilities			6,957,491		6,321,450

Non-current liabilities
Trade and other payables	4,14,36		739,766		979,050
Borrowings	4,15,36		5,834,699		6,510,841
Other financial liabilities	4,7,36		23,819		37,566
Net defined benefit liabilities	17		0		—
Provisions	16		90,493		79,374
Deferred income	25		145,334		158,161
Deferred income tax liabilities	29		796,087		763,113
Other non-current liabilities	9		677,691		710,139

Total non-current liabilities			8,307,889		9,238,244

Total liabilities			15,265,380		15,559,694

Equity
Share capital	21		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	22		12,544,425		12,347,403
Accumulated other comprehensive income	23		64,229		(72,672)
Other components of equity	23		(569,872)		(421,408)

Total equity			15,043,539		14,858,080

Total liabilities and equity		~~W~~	30,308,919	~~W~~	30,417,774

The above separate statements of financial position should be read in conjunction with the accompanying notes.

6

KT Corporation

Separate Statements of Profit or Loss

Years Ended December 31, 2023 and 2022

(in millions of Korean won, except per share amounts)	Notes	2023		2022
Operating revenue	25	~~W~~	18,371,437	~~W~~	18,289,243
Operating expenses	26		17,186,045		17,121,140

Operating profit			1,185,392		1,168,103
Other income	27		327,527		408,025
Other expenses	27		319,586		228,723
Finance income	28		381,151		577,334
Finance costs	28		419,210		653,996

Profit before income tax			1,155,274		1,270,743
Income tax expense	29		221,937		506,993

Profit for the year		~~W~~	933,337	~~W~~	763,750

Earnings per share
Basic earnings per share	30	~~W~~	3,741	~~W~~	3,153
Diluted earnings per share	30		3,739		3,152

The above separate statements of profit or loss should be read in conjunction with the accompanying notes.

7

KT Corporation

Separate Statements of Comprehensive Income

Years Ended December 31, 2023 and 2022

(in millions of Korean won)	Notes	2023		2022
Profit for the year		~~W~~	933,337	~~W~~	763,750

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	17		(90,272)		114,154
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income			158,245		(149,638)
Items that may be subsequently reclassified to profit or loss:
Loss on valuation of debt instruments at fair value through other comprehensive income	4		(26)		(13,902)
Valuation gain on cash flow hedges	4,7		16,030		56,259
Other comprehensive loss from cash flow hedges reclassified to profit or loss	4		(37,126)		(91,012)

Total other comprehensive income (loss)		~~W~~	46,851	~~W~~	(84,139)

Total comprehensive income for the year		~~W~~	980,188	~~W~~	679,611

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

8

KT Corporation

Separate Statements of Changes in Equity

Years Ended December 31, 2023 and 2022

(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total
Balance at January 1, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,931,481	~~W~~	125,610	~~W~~	(1,196,954)	~~W~~	13,864,894

Comprehensive income
Profit for the year			—		—		763,750		—		—		763,750
Gain on valuation of financial assets at fair value through other comprehensive income	4,29		—		—		(11)		(163,529)		—		(163,540)
Remeasurements of net defined benefit liabilities	17,29		—		—		114,154		—		—		114,154
Valuation gain on cash flow hedge	4,29		—		—		—		(34,753)		—		(34,753)

Total comprehensive income for the year			—		—		877,893		(198,282)		—		679,611

Transactions with equity holders											—		—
Dividends paid	31		—		—		(450,394)		—		—		(450,394)
Appropriation of retained earnings related to loss on disposal of treasury stock	22		—		—		(11,577)		—		11,577		—
Disposal of treasury stock			—		—				—		763,081		763,081
Others			—		—		—		—		888		888

Balance at December 31, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,347,403	~~W~~	(72,672)	~~W~~	(421,408)	~~W~~	14,858,080

Balance at January 1, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,347,403	~~W~~	(72,672)	~~W~~	(421,408)	~~W~~	14,858,080

Comprehensive income
Profit for the year			—		—		933,337		—		—		933,337
Loss on valuation of financial assets at fair value through other comprehensive income	4,29		—		—		222		157,997		—		158,219
Remeasurements of net defined benefit liabilities	17,29		—		—		(90,272)		—		—		(90,272)
Valuation loss on cash flow hedge	4,29		—		—		—		(21,096)		—		(21,096)

Total comprehensive income for the year			—		—		843,287		136,901		—		980,188

Transactions with equity holders											—
Dividends paid	31		—		—		(501,844)		—		—		(501,844)
Appropriation of retained earnings related to loss on	22		—		—		(44,421)		—		44,421		—
Acquisition of treasury stock			—		—		—		—		(300,243)		(300,243)
Disposal of treasury stock			—		—		—		—		4,463		4,463
Retirement of treasury stock	22		—		—		(100,000)		—		100,000		—
Others			—		—		—		—		2,895		2,895

Balance at December 31, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,544,425	~~W~~	64,229	~~W~~	(569,872)	~~W~~	15,043,539

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

9

KT Corporation

Separate Statements of Cash Flows

Years Ended December 31, 2023 and 2022

(in millions of Korean won)	Notes	2023		2022
Cash flows from operating activities
Cash generated from operations	32	~~W~~	4,657,805	~~W~~	4,128,185
Interest paid			(246,516)		(202,579)
Interest received			191,289		211,170
Dividends received			115,324		98,874
Income tax paid			(165,648)		(173,297)

Net cash inflow from operating activities			4,552,254		4,062,353

Cash flows from investing activities
Collection of loans			36,724		133,864
Disposal of current financial instruments at amortized cost			343,231		900
Disposal of financial assets at fair value through profit or loss			4,155		1,695
Disposal of financial assets at fair value through other comprehensive income			306		—
Disposal of investments in subsidiaries, associates and joint ventures			73,556		36,028
Disposal of property and equipment			30,010		60,619
Disposal of intangible assets			2,860		17,047
Disposal of right-of-use assets			458		96
Loans granted			(30,107)		(125,146)
Acquisition of financial instruments at amortized cost			(304,450)		(343,794)
Acquisition of financial assets at fair value through profit or loss			(46,437)		(115,415)
Acquisition of financial assets at fair value through other comprehensive income			(10,267)		(442,176)
Acquisition of investments in subsidiaries, associates and joint ventures			(49,032)		(348,607)
Acquisition of property and equipment			(2,928,008)		(2,980,008)
Acquisition of intangible assets			(311,317)		(307,689)
Acquisition of right-of-use assets			(926)		(1,984)

Net cash outflow from in investing activities			(3,189,244)		(4,414,570)

Cash flows from financing activities
Proceeds from borrowings and bonds			2,207,827		1,741,962
Settlement of derivative instruments (inflow)			46,526		76,280
Dividend paid			(501,844)		(450,394)
Repayments of borrowings and debentures			(2,206,730)		(1,359,117)
Settlement of derivative instruments (outflow)			—		(41,197)
Acquisition of treasury stock			(300,086)		—
Decrease in lease liabilities			(333,042)		(357,337)

Net cash outflow from financing activities	33		(1,087,349)		(389,803)

Effect of exchange rate change on cash and cash equivalents			37		(387)

Net increase (decrease) in cash and cash equivalents			275,698		(742,407)
Cash and cash equivalents
Beginning of the year	5		966,307		1,708,714

End of the year	5	~~W~~	1,242,005	~~W~~	966,307

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

10

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeonga-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS, representing 55,502,161 government-shares, were issued on the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of December 31, 2023, the Korean government does not own any shares in the Company.

11

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

2.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The financial statements have been prepared on a historical cost basis, except for the following:

•	Certain financial assets and liabilities (including derivative instruments)

•	Defined benefit pension plans – plan assets measured at fair value

The preparation of the separate financial statement requires the use of critical accounting estimates. Management also needs to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policies and Disclosures

(1) New and amended standards and interpretations adopted by the Company

The Company has applied a number of new and amended standards and new interpretations issued that are effective accounting periods beginning on January 1, 2023.

•	K-IFRS 1117 Insurance Contract

K-IFRS 1117, which supersedes K-IFRS 1104 Insurance Contracts, establishes principles for recognition, measurement, and disclosure of insurance contracts and its main features include the measurement of insurance liabilities at present value of the fulfilment cash flows, recognition of insurance revenue based on accruals-based accounting, and separate presentation of insurance revenue, insurance service expenses, and insurance finance income or expenses.

The Company does not have any contracts that meet the definition of an insurance contract under K-IFRS 1117.

12

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

•	K-IFRS 1001 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements (Amendment)—Disclosure of Accounting Policies

The amendments change the requirements in K-IFRS 1001 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in K-IFRS 1001 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

The IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

•	K-IFRS 1001 Presentation of Financial Statements (Amendment)—Disclosure of financial liabilities with condition to adjust exercise price

The amendments require disclosure of valuation gains or losses (limited to those recognized in the profit or loss) of the conversion options or warrants (or financial liabilities including them), if all or part of the financial instrument with exercise price that is adjusted depending on the issuer’s share price change is classified as financial liability as defined in paragraph 11 (2) of K-IFRS 1032.

•	K-IFRS 1008 Accounting Polices, Changes in Accounting Estimates and Errors (Amendment)—Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted.

13

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

•	K-IFRS 1012 Income Taxes (Amendment)—Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting nor taxable profit.

Following the amendments to K-IFRS 1012, an entity is required to recognise the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in K-IFRS 1012.

•	K-IFRS 1012 Income Taxes (Amendment) - International Tax Reform: Pillar Two Model Rules

The amendments clarify that the Standard applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the OECD, including tax law that implements qualified domestic minimum top-up taxes described in those rules.

The amendments introduce a temporary exception to the accounting requirements for deferred taxes in IAS 12, so that an entity would neither recognise nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes.

Following the amendments, the Company is required to disclose that it has applied the exception and to disclose separately its current tax expense (income) related to Pillar Two income taxes.

There is no significant impact of the amendments listed above on consolidated financial statements.

14

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(2) New and revised standards and interpretations in issue but not yet effective or adopted by the Company

At the date of authorization of these financial statements, the Company has not applied the following new and amended K-IFRS standards that have been issued but are not yet effective:

•	K-IFRS 1001 Presentation of Financial Statements (Amendment in 2020) – Classification of Liabilities as Current or Non-current

The amendments clarify that the classification of liabilities as current and non-current is based on rights that are existing at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

•	K-IFRS 1001 Presentation of Financial Statements (Amendment in 2023)—Non-current Liabilities with Covenants

The amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date. Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date.

The amendments also specifies that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

The amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2024. Earlier application of the amendments is permitted. If an entity applies the amendments for an earlier period, it is also required to apply the 2020 amendments early.

15

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

•	K-IFRS 1007 Cash Flow Statemen and K-IFRS 1107 Financial Instruments Disclosure (Amendment) - Supplier Finance Agreements

The amendments add a disclosure objective in K-IFRS 1007 Cash Flow Statement stating that an entity is required to disclose information about supplier finance agreements that enables users of financial statements to assess the effects of those arrangements on the Company’s liabilities and cash flows. In addition, K-IFRS 1117 was amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.

The term ‘supplier finance agreements’ is not defined; instead, the amendment describe the characteristics of an arrangement for which an entity would be required to provide the information.

To meet the disclosure objective, an entity will be required to disclose in aggregate for its supplier finance arrangements:

•	The terms and conditions of an agreement

•	The carrying amount, and associated line items presented in the entity’s statement of financial position, of the liabilities that are part of the arrangements

16

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

•	The carrying amount, and associated line items for which the suppliers have already received payment from the finance providers

•	Ranges of payment due dates for both those financial liabilities that are part of a supplier finance arrangement and comparable trade payables that are not part of a supplier finance arrangement

•	Types of non-cash changes in the carrying amount of financial liabilities corresponding to supplier finance agreements and their impact

•	Liquidity risk information

The above amendments, which contain specific transition reliefs for the first annual reporting period in which an entity applies the amendments, are applicable for annual reporting periods beginning on or after 1 January 2024, with early application permitted.

•	K-IFRS 1116 Leases (Amendment)—Lease Liability in a Sale and Leaseback

The amendments add a subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in K-IFRS 1115 Revenue from contracts with customers. The amendments require the seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ in such a way that the seller-lessee does not recognise a gain or loss that relates to the right of use asset retained by the seller-lessee, after the lease commencement date.

The above amendments are applicable for annual reporting periods beginning on or after 1 January 2024, with early application permitted.

•	K-IFRS 1001 Presentation of Financial Statements (Amendment in 2023)—Disclosure of Virtual Assets

The amendments, in addition to additional disclosure requirements required by other Standards for transactions related to virtual assets, setting out the disclosure requirements in each case of 1) holding virtual assets; 2) holding virtual assets on behalf of customers; and 3) issuing virtual assets.

When holding a virtual asset, disclosure on the general information of the virtual asset, the applied accounting policy, and the acquisition method, acquisition cost, and the fair value of each virtual asset at the end of the reporting period should be disclosed. In addition, when issuing a virtual asset, the entity’s obligations and the status of fulfilment of the obligation related to the issued virtual asset, the timing and amount of the recognized revenue of the sold virtual asset, the quantity of virtual assets held after issuance, and important contract details should be disclosed.

17

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The above amendments are applicable for annual reporting periods beginning on or after 1 January 2024, with early application permitted.

The Company is reviewing the impact of the above-listed amendments on the financial statements.

2.3	Subsidiaries, Associates and Joint Ventures

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures and associates are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, joint ventures and associates in profit or loss when its right to receive the dividend is established.

18

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

2.4	Foreign Currency Translation

(a)	Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (its functional currency). The financial statements are presented in Korean won, which is the functional currency of the Company and the presentation currency for the financial statements.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges or are attributable to monetary part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to financial instruments are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss within ‘other income’ or ‘other expense’.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities, such as equities held at fair value through profit or loss, are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets, such as equities classified as available-for-sale financial assets, are recognized in other comprehensive income.

19

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

2.5	Financial Assets

(a)	Classification

The Company classifies its financial assets in the following measurement categories:

•	those to be measured at fair value through profit or loss

•	those to be measured at fair value through other comprehensive income, and

•	those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Company reclassifies debt investments when, and only when, its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of the investments in equity instruments that are not accounted for as other comprehensive income are recognized in profit or loss.

(b)	Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset or the issuance of the financial liabilities. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Hybrid (combined) contracts with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

A.	Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into one of the following three measurement categories:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

20

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

•

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (and reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income’ or ‘finance costs’ and impairment loss in ‘finance costs’ or ‘operating expenses’.

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or finance costs’ in the period in which it arises.

B.	Equity instrument

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continue to be recognized in profit or loss as ‘finance income’ when the Company’s right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income’ or ‘finance costs’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments, measured at fair value through other comprehensive income, are not reported separately from other changes in fair value.

(c)	Impairment

The Company assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and lease receivables, the Company applies the simplified approach, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables.

(d)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

21

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

(e)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.6	Derivative Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting treatment for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company has hedge relationships and designates certain derivatives as:

•	hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges)

At inception of the hedge relationship, the Company documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items.

The fair values of derivative financial instruments designated in hedge relationships are disclosed in Note 36.

The full fair value of a hedging derivative is classified as a non-current asset or non-current liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. A non-derivative financial asset and a non-derivative financial liability is classified as a current or non-current based on its expected maturity and its settlement, respectively.

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, and the ineffective portion is recognized in ‘finance income (costs)’.

Amounts of changes in fair value of effective hedging instruments accumulated in equity are recognized as ‘finance income (costs)’ for the periods when the corresponding transactions affect profit or loss.

22

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

When a hedging instrument expires, or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, any accumulated cash flow hedge reserve at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cash flow hedge reserve and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

2.7	Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 6 for further information about the Company’s accounting treatment for trade receivables and Note 2.5 (c) for a description of the Company’s accounting policy on impairment.

2.8	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit(specific identification method).

2.9	Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

Useful Life
Buildings	10 – 40 years
Structures	10 – 40 years
Telecommunications equipment	2 – 40 years
Vehicles	4 years
Tools	4 years
Office equipment	2 – 4 years

The depreciation method, residual values, and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

23

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

2.10	Investment Property

Real estate held for rental income or investment gains is classified as investment property and right—of-use asset. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

2.11	Intangible Assets

(a)	Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the acquisition date fair value of the Company’s previously held equity interest in the acquiree over the net acquired identifiable assets at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

(b)	Intangible assets, except for goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) and broadcast rights that have indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Useful Life
Development costs	6 years
Software	6 years
Industrial property rights	5 – 50 years
Frequency usage rights	5 – 10 years
Others [1]	2 – 50 years

[1]	Membership rights (condominium membership and golf membership) included in others are classified as intangible assets with indefinite useful life.

24

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

2.12	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

2.13	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are deferred and presented as a credit in the statement of profit or loss within ‘other income’.

2.14	Impairment of Non-Financial Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The Company estimates the recoverable amount for each asset, and, in cases when the recoverable amount cannot be estimated for an individual asset, the recoverable amount of the cash generating unit to which the asset belongs is estimated. Corporate assets are allocated to individual cash generating units on a reasonable and consistent basis and if they cannot be allocated to individual cash generating units, they are allocated to the smallest group of cash generating units on a reasonable and consistent basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount (higher of its fair value less costs of disposal and value in use). Impairment loss on non-financial assets other than goodwill are evaluated for reversal at the end of each reporting period.

2.15	Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

25

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

2.16	Financial Liabilities

(a)	Classification and measurement

Financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. Derivatives that are not designated as hedging instruments or derivatives separated from financial instruments containing embedded derivatives are also categorized as held for trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘trade payables and other payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

Borrowings are initially recognized as the amount obtained by subtracting the transaction cost incurred from the fair value and is then measured as amortized cost. The difference between the consideration received (net of transaction cost) and the redemption amount is recognized as profit or loss over the period using the effective interest rate method. Fees paid to receive the borrowing limit are recognized as transaction costs for loans to the extent that they are likely to be borrowed as part or all of the borrowing limit. In this case, the fee will be deferred until draw-down occurs. There is a high possibility that borrowings will be executed as part or all of the borrowing limit agreement (relevant fees to the extent that there is no evidence) are recognized as assets as advance payments for liquidity services and amortized over the relevant borrowing limit period.

Preferred shares that require mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

(b)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

26

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading and financial liabilities designated as at fair value through profit or loss. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading. Financial liabilities designed as at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Company.

2.17	Employee Benefits

(a)	Post-employment benefits

The Company operates both defined contribution and defined benefit pension plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

27

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(c)	Long-term employee benefits

Certain entities within the Company provide long-term employee benefits that are entitled to employees with service period at least five years and above. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. The Company recognizes service cost, net interest on other long-term employee benefits and remeasurements as profit or loss for the year. These liabilities are valued annually by an independent qualified actuary.

2.18	Share-Based Payments

Equity-settled share-based payment is recognized at fair value of equity instruments granted, and employee benefit expense is recognized over the vesting period. At the end of each period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

2.19	Provisions

Provisions for service warranties, make good obligation, and legal claims are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

2.20	Leases

(a)	Lessee

The Company leases various repeater server racks, offices, communication line facilities, machinery, and cars.

Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the Company (the lessee) under residual value guarantees

28

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

•	The exercise price of a purchase option if the Company (the lessee) is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the Company (the lessee) exercising that option

Measurement of lease liability also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease.

The Company determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Company should consider a termination penalty in determining the period for which the contract is enforceable.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs

•	restoration costs

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less, such as vehicles, machinery, and others. Low-value assets are comprised of tools, office equipment, and others.

29

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(b)	Lessor

Lease income from operating leases where the Company is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

(c)	Extension and termination options

Extension and termination options are included in a number of property and equipment leases across the Company. These terms are used to maximize operational flexibility in terms of managing contracts. The majority of extension and termination options held are exercisable only by the Company and not by the respective lessor. Information on critical accounting estimates and assumptions related to the determination of the lease term is presented in Note 3.

2.21	Share Capital

The Company classifies ordinary shares as equity.

Where the Company purchases its own shares, the consideration paid including any directly attributable incremental costs is deducted from equity attributable to the equity holders of the Company until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is included in equity attributable to the equity holders of the Company.

2.22	Revenue Recognition

(a)	Identifying performance obligations

The Company mainly provides telecommunication services and sells handsets. The Company identifies performance obligations with a customer such as providing telecommunication services, selling handsets, and others. Revenue from handsets is recognized when a performance obligation is satisfied by transferring promised goods to customers, and the revenue from telecommunication services is recognized over the estimated contract periods of each service by transferring promised services to customers.

(b)	Allocation the transaction price and revenue recognition

The Company allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling price of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Company determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocates the transaction price on a relative stand-alone selling price basis. The stand-alone selling price is the price at which the Company would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Company sells that good or service separately in similar circumstances and to similar customers. The Company recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

30

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(c)	Incremental contract acquisition costs

The Company pays commission fees when new customers subscribe to telecommunication services. The incremental contract acquisition costs are those commission fees that the Company incurs to acquire a contract with a customer that would not have been incurred if the contract had not been acquired. The Company recognizes the incremental contract acquisition costs as an asset and amortizes it over the expected period of benefit. However, as a practical expedient, the Company may recognize the incremental contract acquisition cost as an expense when it is incurred if the amortization period of the asset is one year or less.

2.23	Current and Deferred Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax expense is measured at the amount expected to be paid to taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the separate financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Company recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

31

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Current tax assets and liabilities are offset when the Company has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

2.24	Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.25	Approval on Issuance of the Separate Financial Statements

The separate financial statements of 2023 were approved for issuance by the Board of Directors on February 7, 2024 and are subject to change with the approval of shareholders at their Annual General Meeting.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the actual results, it poses significant risk of resulting in a material adjustment.

Estimates and assumptions that have significant risks of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

3.1	Impairment of Non-Financial Assets (including Goodwill)

The Company determines the recoverable amount of a cash generating unit (CGU) based on fair value or value-in-use calculations to assess non-financial assets (including goodwill) for impairment (Notes 12 and 13).

3.2	Income Taxes

The Company’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note 29).

If a certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System for Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Company’s income tax is dependent on the investments as well as wage increase, there is uncertainty in measuring the final tax effects.

32

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.3	Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 36).

3.4	Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 17).

3.5	Amortization of Contract Assets, Contract Liabilities and Contract Cost Assets

Contract assets, contract liabilities and contract cost assets recognized under the application of K-IFRS 1115 are amortized over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.6	Critical Judgements in Determining the Lease Term

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

For leases of properties, machinery, and communication line facilities, the following factors are normally the most relevant:

•	If there are significant penalties to terminate (or not extend), the Company is typically reasonably certain to extend (or not terminate).

•	If any leasehold improvements are expected to have a significant remaining value, the Company is typically reasonably certain to extend (or not terminate).

•	Otherwise, the Company considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Company becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

33

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.	Financial Instruments by Category

Financial instruments by category as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,242,005	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,242,005
Trade and other receivables		3,444,788		—		116,198		—		3,560,986
Other financial assets		377,996		441,321		1,437,684		156,774		2,413,775

(in millions of Korean won)	December 31, 2023
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	4,659,037	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	4,659,037
Borrowings		7,559,933		—		—		—		7,559,933
Other financial liabilities		—		1,403		23,076		—		24,479
Lease liabilities		—		—		—		851,610		851,610

(in millions of Korean won)	December 31, 2022
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	966,307	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	966,307
Trade and other receivables		3,453,513		—		129,124		—		3,582,637
Other financial assets		416,294		410,388		1,214,059		185,989		2,226,730

(in millions of Korean won)	December 31, 2022
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables [1]	~~W~~	5,390,106	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,390,106
Borrowings		7,495,561		—		—		—		7,495,561
Other financial liabilities		—		5,164		32,402		—		37,566
Lease liabilities		—		—		—		865,280		865,280

[1]	Amounts related to employee benefit plans are included in Trade and other payables.

34

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Gains and losses arising from financial instruments by category for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Financial assets at amortized cost
Interest income	~~W~~	185,116	~~W~~	44,248
Impairment loss		(80,757)		(63,593)
Gain on foreign currency transactions		11,904		16,421
Gain on foreign currency translation		3,780		3,868
Financial assets at fair value through profit or loss
Interest income		7,083		326
Dividend income		7		5
Loss on valuation		(17,003)		(16,353)
Gain on disposal		1,809		1,555
Gain on foreign currency translation		3,846		15,209
Financial assets at fair value through other comprehensive income
Interest income		18,699		190,021
Dividend income		52,170		8,974
Loss on disposal		(11,132)		(62,630)
Other comprehensive income (loss) for the year [1]		158,219		(163,540)
Gain on valuation		—		—
Derivative assets used for hedging
Gain (loss) on transactions		10,192		27,479
Gain on valuation		33,754		150,570
Other comprehensive income for the year [1]		9,051		80,225
Reclassified to profit or loss from other comprehensive income for the year [1,2]		(28,977)		(106,149)
Financial liabilities at amortized cost
Interest expense		(246,101)		(226,977)
Loss on foreign currency transactions		(20,833)		(35,483)
Loss on foreign currency translation		(47,874)		(141,768)
Financial liabilities at fair value through profit or loss
Gain on valuation		(1,444)		166
Gain on transactions		5,205		—
Derivative liabilities used for hedging
Loss on valuation		10,888		(20,722)
Other comprehensive loss for the year [1]		6,979		(23,966)
Reclassified to profit or loss from other comprehensive income for the year [1,2]		(8,149)		15,137
Lease liabilities
Interest expense		(38,946)		(31,625)

Total	~~W~~	17,486	~~W~~	(338,602)

[1]	The amounts directly reflected in equity are after adjustments of deferred income tax.
[2]

During the years ended December, 31, 2023 and 2022, certain derivatives of the Company were settled and the related gain or loss on valuation of cash flow hedges in other comprehensive income was reclassified to profit or loss for the current year.

35

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

5.	Cash and Cash Equivalents

Restricted cash and cash equivalents as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022		Description
Bank deposits	~~W~~	6,395	~~W~~	8,440	Deposits restricted for government projects and others

Cash and cash equivalents in the separate statement of financial position are equal to cash and cash equivalents in the separate statement of cash flows.

36

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

6.	Trade and Other Receivables

(1) Trade and other receivables as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,062,159	~~W~~	(278,716)	~~W~~	(8,778)	~~W~~	2,774,665
Other receivables		447,335		(29,616)		(2,115)		415,604

Total	~~W~~	3,509,494	~~W~~	(308,332)	~~W~~	(10,893)	~~W~~	3,190,269

Non-current assets
Trade receivables	~~W~~	275,354	~~W~~	(927)	~~W~~	(18,314)	~~W~~	256,113
Other receivables		121,958		(431)		(6,923)		114,604

Total	~~W~~	397,312	~~W~~	(1,358)	~~W~~	(25,237)	~~W~~	370,717

37

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

	December 31, 2022
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,929,574	~~W~~	(278,135)	~~W~~	(6,872)	~~W~~	2,644,567
Other receivables		443,525		(30,549)		(1,894)		411,082

Total	~~W~~	3,373,099	~~W~~	(308,684)	~~W~~	(8,766)	~~W~~	3,055,649

Non-current assets
Trade receivables	~~W~~	370,471	~~W~~	(869)	~~W~~	(11,180)	~~W~~	358,422
Other receivables		177,815		(429)		(8,820)		168,566

Total	~~W~~	548,286	~~W~~	(1,298)	~~W~~	(20,000)	~~W~~	526,988

(2) The fair values of trade and other receivables with original maturities less than one year are equal to their carrying amount because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined by discounting the expected future cash flow at the weighted average interest rate.

38

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(3) Details of changes in provisions for impairment for the years ended December 31, 2023 and 2022, are as follows:

	2023				2022
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning	~~W~~	279,004	~~W~~	30,978	~~W~~	282,660	~~W~~	44,374
Provision		55,121		27,915		49,727		13,866
Write-off/transfer		(54,482)		(28,846)		(53,383)		(27,262)

Ending	~~W~~	279,643	~~W~~	30,047	~~W~~	279,004	~~W~~	30,978

Provision for impairment on trade and other receivables is recognized as operating expenses, other expenses and finance costs.

39

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(4) Details of other receivables as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Loans	~~W~~	40,069	~~W~~	46,463
Receivables		261,692		262,557
Accrued income		5,275		6,996
Refundable deposits		253,219		294,575
Others		—		35
Provision for impairment		(30,047)		(30,978)

Total	~~W~~	530,208	~~W~~	579,648

(5) The maximum exposure of trade and other receivables to credit risks is the carrying amount of each class of receivables mentioned above as of December 31, 2023.

(6) The Company classifies a portion of the trade receivables as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

40

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

7.	Other Financial Assets and Liabilities

(1) Details of other financial assets and liabilities as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Other financial assets
Financial assets measured at amortized cost [1]	~~W~~	377,996	~~W~~	416,294
Financial assets at fair value through profit or loss [2]		441,321		410,388
Financial assets at fair value through other comprehensive income		1,437,684		1,214,059
Derivatives used for hedging		156,774		185,989
Less: Non-current		(2,134,324)		(1,993,893)

Current	~~W~~	279,451	~~W~~	232,837

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,403	~~W~~	5,164
Derivatives used for hedging		23,076		32,402
Less: Non-current		(23,819)		(37,566)

Current	~~W~~	660	~~W~~	—

[1]

As of December 31, 2023, the Company’s financial instruments amount to ~~W~~ 30,464 million (December 31, 2022: ~~W~~ 30,464 million) and consist of checking account deposits, time deposits and others which are subject to withdrawal restrictions.

[2]

The Company provided investment in Korea Software Financial Cooperative and others amounting to ~~W~~ 1,136 million as collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and others.

(2) Financial Assets at fair value through profit or loss

1) Details of financial assets at fair value through profit or loss as of December 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Debt instruments		440,257		387,594
Derivative liabilities held for trading [1]		1,064		22,794
Less: Non-current		(441,321)		(410,388)

Current	~~W~~	—	~~W~~	—

[1]

Derivative assets amounting to ~~W~~ 1,015 million, which is recognized by an agreement with LS Cable & System Ltd. in connection with LS Marine Solution Co., Ltd. (formerly KT Submarine Co., Ltd.,). and a call option amounting to ~~W~~ 49 million in connection with the acquisition of Epsilon Global Communications Pte. Ltd. are included (Note 19).

41

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

2) The maximum exposure of debt instruments of financial assets at fair value through profit or loss to credit risk is the carrying amount as of December 31, 2023.

(3) Financial Assets at fair value through other comprehensive income

1) Details of financial assets at fair value through other comprehensive income as of December 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Equity instruments (Listed)	~~W~~	1,236,495	~~W~~	1,015,606
Equity instruments (Unlisted)		201,189		198,453
Less: Non-current		(1,437,684)		(1,214,059)

Current	~~W~~	—	~~W~~	—

2) Upon disposal of these equity instruments, any balance within the other comprehensive income is not reclassified to profit or loss, but to retained earnings. Upon disposal of these debt instruments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.

(4) Derivatives used for hedging

The company trades derivative financial instruments to avoid interest rate risk and currency risk arising from the company’s debt. The company applies cash flow hedge accounting using currency swaps to avoid the risk of cash flow fluctuations caused by interest rate and exchange rate fluctuations on foreign currency bonds.

1) Details of valuation of derivatives used for hedging as of December 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	December 31, 2023				December 31, 2022
	Assets		Liabilities		Assets		Liabilities
Currency swap [1]	~~W~~	156,774	~~W~~	23,076	~~W~~	185,989	~~W~~	32,402
Less: Non-current		(105,680)		(22,416)		(143,413)		(32,402)

Current	~~W~~	51,094	~~W~~	660	~~W~~	42,576	~~W~~	—

[1]

The currency swap contract is to hedge the risk of volatility in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Company to be exposed to risks of cash flow volatility by hedged items is until September 7, 2034.

The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

42

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

2) Details of valuation gains and losses from derivatives for risk hedging purposes for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)
	2023						2022
Type of transaction	Valuation gain		Valuation loss		Other comprehensive loss[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Currency swap	~~W~~	44,804	~~W~~	162	~~W~~	(28,199)	~~W~~	150,570	~~W~~	20,722	~~W~~	75,112

[1]	The amounts directly reflected in equity are before adjustments of deferred income tax.

43

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3) The ineffective portion recognized in profit or loss concerning cash flow hedges are valuation gains of ~~W~~ 1,267 million for the year ended December 31, 2023 (December 31, 2022: valuation gains of ~~W~~ 3,408 million).

4) The unsettled amount of derivative instruments for the years ended December 31, 2023 and 2022, are as follows:

(i) Hedging instruments

(in millions of Korean won)
	2023
				Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets		Liabilities
USD	1,970,000	~~W~~	2,362,670	~~W~~	156,774	~~W~~	22,416	~~W~~	44,618
JPY	400,000		4,357		—		660		(162)

Total		~~W~~	2,367,027	~~W~~	156,774	~~W~~	23,076	~~W~~	44,456

(in millions of Korean won)
	2022
				Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets		Liabilities
USD	2,070,000	~~W~~	2,474,770	~~W~~	159,638	~~W~~	31,993	~~W~~	169,994
JPY	400,000		4,357		—		409		(308)
SGD	284,000		245,208		26,351		—		20,511

Total		~~W~~	2,724,335	~~W~~	185,989	~~W~~	32,402	~~W~~	190,197

(ii) Hedged item

(in millions of Korean won)
	2023						2022
Currency	Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves[1]		Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves[1]
USD	~~W~~	2,540,118	~~W~~	(43,351)	~~W~~	(30,910)	~~W~~	2,623,311	~~W~~	(168,377)	~~W~~	(13,287)
JPY		3,651		162		49		3,813		306		116
SGD								267,843		(18,720)		3,406

Total	~~W~~	2,543,769	~~W~~	(43,189)	~~W~~	(30,861)	~~W~~	2,894,967	~~W~~	(186,789)	~~W~~	(9,765)

1	The amounts directly reflected in equity are after adjustments of deferred income tax.

44

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(5) Financial Liabilities at fair value through profit or loss

1) Details of financial liabilities at fair value through profit or loss as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading [1]	~~W~~	1,403	~~W~~	5,164

[1]	Derivative liabilities recognized in relation to acquisition of Epsilon Global Communications Pte. Ltd. (Note 19).

8.	Inventories

Inventories as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)
	December 31, 2023						December 31, 2022
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	448,307	~~W~~	(80,190)	~~W~~	368,117	~~W~~	439,598	~~W~~	(89,728)	~~W~~	349,870

Cost of inventories recognized as expenses for the year ended December 31, 2023 amounts to ~~W~~ 2,568,849 million (December 31, 2022: ~~W~~ 2,581,671 million), and reversal of inventory valuation loss amounts to ~~W~~ 9,538 million for the year ended December 31, 2022 (December 31, 2022: reversal of loss on valuation inventories of ~~W~~ 23,564 million).

45

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

9.	Other Assets and Liabilities

Other assets and liabilities as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Other assets
Advance payments	~~W~~	60,065	~~W~~	54,315
Prepaid expenses		79,051		54,044
Contract costs		1,804,448		1,883,084
Contract assets		774,435		724,500
Less: Non-current		(709,276)		(717,118)

Current	~~W~~	2,008,723	~~W~~	1,998,825

Other liabilities
Advances received [1]	~~W~~	245,797	~~W~~	189,780
Withholdings		39,214		38,561
Unearned revenue		951		1,051
Lease liabilities		851,610		865,280
Contract liabilities		259,724		281,435
Less: Non-current		(677,691)		(710,139)

Current	~~W~~	719,605	~~W~~	665,968

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue form Contracts with Customers (Note 25).

46

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

10.	Property and Equipment

(1)	Changes in property and equipment for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	Land		Buildings and structures		Telecommunications equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	866,853	~~W~~	2,645,631	~~W~~	38,883,058	~~W~~	630,481	~~W~~	932,584	~~W~~	43,958,607
Less: Accumulated depreciation (including accumulated impairment losses and others)		(132)		(1,607,255)		(30,258,781)		(551,779)		(498)		(32,418,445)

Beginning, net	~~W~~	866,721	~~W~~	1,038,376	~~W~~	8,624,277	~~W~~	78,702	~~W~~	932,086	~~W~~	11,540,162
Acquisitions and capital expenditures		—		1,292		19,763		12,309		2,581,114		2,614,478
Disposals and terminations		(3,651)		(4,998)		(64,153)		(1,505)		(302)		(74,609)
Depreciation		—		(72,042)		(2,231,189)		(31,858)		—		(2,335,089)
Impairment		—		—		(6,055)		—		(1,294)		(7,349)
Transfers in (out)		6,405		145,566		2,406,442		12,666		(2,715,765)		(144,686)
Others		(20,766)		(80,795)		1,432		(2)		—		(100,131)

Ending, net		848,709		1,027,399		8,750,517		70,312		795,839		11,492,776

Acquisition cost		848,841		2,677,013		40,276,446		621,966		796,489		45,220,755
Less: Accumulated depreciation (including accumulated impairment losses and others)		(132)		(1,649,614)		(31,525,929)		(551,654)		(650)		(33,727,979)

(in millions of Korean won)	2022
	Land		Buildings and structures		Telecommunications equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	888,928	~~W~~	3,326,224	~~W~~	37,839,901	~~W~~	1,106,319	~~W~~	997,905	~~W~~	44,159,277
Less: Accumulated depreciation (including accumulated impairment losses and others)		(132)		(1,761,393)		(29,350,392)		(1,005,623)		(620)		(32,138,160)

Beginning, net	~~W~~	888,796	~~W~~	1,564,831	~~W~~	8,494,509	~~W~~	80,696	~~W~~	997,285	~~W~~	12,021,117
Acquisitions and capital expenditures		—		2,015		16,512		16,760		2,901,085		2,936,372
Disposals and terminations		(2,556)		(4,292)		(66,672)		(3,985)		—		(81,044)
Depreciation		—		(80,667)		(2,178,314)		(31,493)		—		(2,290,474)
Impairment		—		—		(2,063)		—		(906)		(2,969)
Transfers in (out)		24,647		211,503		2,569,792		19,590		(2,936,585)		(111,053)
Investment in kind		(26,681)		(488,870)		(207,516)		(228)		(25,254)		(748,549)
Others		(17,485)		(166,144)		3,029		(2,638)		—		(183,238)

Ending, net	~~W~~	866,721	~~W~~	1,038,376	~~W~~	8,624,277	~~W~~	78,702	~~W~~	932,086	~~W~~	11,540,162

Acquisition cost	~~W~~	866,853	~~W~~	2,645,631	~~W~~	38,883,058	~~W~~	630,481	~~W~~	932,584	~~W~~	43,958,607
Less: Accumulated depreciation (including accumulated impairment losses and others)		(132)		(1,607,255)		(30,258,781)		(551,779)		(498)		(32,418,445)

47

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The borrowing costs capitalized for qualifying assets amount to ~~W~~ 5,171 million for the year ended December 31, 2023 (December 31, 2022: ~~W~~ 4,697 million). The interest rate applied to calculate the capitalized borrowing costs in 2023 is 2.85%~3.09% (2022: 2.05%~2.71%).

11.	Investment Properties

(1)	Changes in investment properties for the years ended December 31, 2023 and 2022, are as follows:

	2023						2022
(in millions of Korean won)	Land		Buildings		Total		Land		Buildings		Total
Acquisition cost	~~W~~	209,876	~~W~~	1,560,143	~~W~~	1,770,019	~~W~~	192,392	~~W~~	1,356,769	~~W~~	1,549,161
Less: Accumulated depreciation		—		(632,530)		(632,530)		—		(551,817)		(551,817)
Beginning, net		209,876		927,613		1,137,489		192,392		804,952		997,344
Depreciation		—		(47,460)		(47,460)		—		(43,441)		(43,441)
Transfer increase		20,767		80,796		101,563		17,484		166,102		183,586

Ending, net	~~W~~	230,643	~~W~~	960,949	~~W~~	1,191,592	~~W~~	209,876	~~W~~	927,613	~~W~~	1,137,489

Acquisition cost	~~W~~	230,643	~~W~~	1,652,995	~~W~~	1,883,638	~~W~~	209,876	~~W~~	1,560,143	~~W~~	1,770,019
Less: Accumulated depreciation		—		(692,046)		(692,046)		—		(632,530)		(632,530)

(2)

The fair value of investment properties is ~~W~~ 4,402,271 million as of December 31, 2023 (December 31, 2022: ~~W~~ 3,182,157 million). The fair value of investment properties is estimated based on the expected cash flow.

(3)

Rental income from investment properties is ~~W~~ 232,945 million for the year ended December 31, 2023 (December 31, 2022: ~~W~~ 205,386 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

(4)

As of December 31, 2023, the Company (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~ 105,499 million for one year or less, ~~W~~ 258,112 million for more than five years, ~~W~~ 504,125 million over five years, and ~~W~~ 867,736 million in total.

48

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(5)	Details of investment properties provided as collateral as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023
Collateral	Carrying amount		Secured amount		Related account	Related amount
Land and buildings	~~W~~	165,732	~~W~~	34,952	Deposits received	~~W~~	29,211

(in millions of Korean won)	December 31, 2022
Collateral	Carrying amount		Secured amount		Related account	Related amount
Land and buildings	~~W~~	168,904	~~W~~	35,456	Deposits received	~~W~~	29,638

12.	Intangible Assets

(1)	Changes in intangible assets for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in millions of Korean won)	Goodwill		Industrial rights		Development costs		Software		Frequency usage rights		Others[1]		Total
Acquisition cost	~~W~~	65,057	~~W~~	38,732	~~W~~	1,774,505	~~W~~	719,185	~~W~~	2,610,171	~~W~~	238,896	~~W~~	5,446,546
Less: Accumulated depreciation (including accumulated impairment loss and others)		—		(19,712)		(1,631,586)		(672,156)		(1,121,741)		(145,672)		(3,590,867)

Beginning, net	~~W~~	65,057	~~W~~	19,020	~~W~~	142,919	~~W~~	47,029	~~W~~	1,488,430	~~W~~	93,224	~~W~~	1,855,679
Acquisition and capital expenditure [1]		—		4,775		75		7		—		2,335		7,192
Disposals and terminations		—		(377)		(4,812)		(367)		—		(2,937)		(8,493)
Amortization		—		(3,223)		(55,314)		(15,346)		(350,274)		(87,058)		(511,215)
Investment in kind		—		—		41,388		9,257		—		94,040		144,685

Ending, net	~~W~~	65,057	~~W~~	20,195	~~W~~	124,256	~~W~~	40,580	~~W~~	1,138,156	~~W~~	99,604	~~W~~	1,487,848

Acquisition cost	~~W~~	65,057	~~W~~	40,814	~~W~~	1,772,283	~~W~~	727,991	~~W~~	2,408,711	~~W~~	332,335	~~W~~	5,347,191
Less: Accumulated depreciation (including accumulated impairment loss and others)		—		(20,619)		(1,648,027)		(687,411)		(1,270,555)		(232,731)		(3,859,343)

[1]	Amounts include ~~W~~ 36,460 million which is the changed effect of useful life from Media Contents Asset.

49

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

	2022
(in millions of Korean won)	Goodwill		Industrial rights		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	65,057	~~W~~	34,988	~~W~~	1,768,049	~~W~~	718,107	~~W~~	2,610,171	~~W~~	218,111	~~W~~	5,414,483
Less: Accumulated depreciation (including accumulated impairment loss and others)		—		(17,994)		(1,594,563)		(665,813)		(771,040)		(128,509)		(3,177,919)

Beginning, net	~~W~~	65,057	~~W~~	16,994	~~W~~	173,486	~~W~~	52,294	~~W~~	1,839,131	~~W~~	89,602	~~W~~	2,236,564
Acquisition and capital expenditure [1]		—		5,082		55,677		17,440		—		38,657		116,856
Disposals and terminations		—		(121)		(5,502)		(4)		—		(17,397)		(23,024)
Amortization		—		(2,935)		(77,351)		(18,818)		(350,701)		(17,247)		(467,052)
Investment in kind		—		—		(3,391)		(3,883)		—		(391)		(7,665)

Ending, net	~~W~~	65,057	~~W~~	19,020	~~W~~	142,919	~~W~~	47,029	~~W~~	1,488,130	~~W~~	93,224	~~W~~	1,855,679

Acquisition cost	~~W~~	65,057	~~W~~	38,732	~~W~~	1,774,505	~~W~~	719,185	~~W~~	2,610,171	~~W~~	238,896	~~W~~	5,446,546
Less: Accumulated depreciation (including accumulated impairment loss and others)		—		(19,712)		(1,631,586)		(672,156)		(1,121,741)		(145,672)		(3,590,867)

[1]	Amounts include transfer from property and equipment.

(2)	The carrying amount of membership rights with an indefinite useful life not subject to amortization is ~~W~~ 54,717 million as of December 31, 2023 (December 31, 2022: ~~W~~ 55,319 million).

(3)

The Company annually performs an assessment of goodwill impairment. The recoverable amount of all CGUs has been determined based on value-in-use. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates of 0%. The growth rate does not exceed the long-term average growth rate included in industry report specific to the industry in which the CGU operates.

The Company determines the gross margin rate based on past performance and its expectations of market changes. The average growth rates used are estimated based on historical growth rate. In addition, the Company estimated pre-tax cash flow based on past performance and its expectation of market growth. The discount rate applied is pre-tax discount rate of 6.68%, reflecting specific risks related to the relevant CGUs.

As a result of impairment tests, the Company concluded that the carrying amount of CGUs does not exceed the recoverable amount of CGUs. Therefore, the Company did not recognize any impairment loss on goodwill for the years ended December 31, 2023 and 2022.

50

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

13.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Carrying amounts in investments in subsidiaries, associates and joint ventures as of December 31, 2023 and 2022, is as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Subsidiaries	~~W~~	4,381,161	~~W~~	4,492,987
Associates and joint ventures		415,445		386,232

Total	~~W~~	4,796,606	~~W~~	4,879,219

1)	Investments in subsidiaries as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			December 31, 2023		December 31, 2022
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	8.4%		6,427		6,427
KTIS Corporation [1]	Korea	33.3%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.6%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764		26,764
KT Alpha Co., Ltd.	Korea	70.5%		130,924		130,924
KT Telecop Co., Ltd.	Korea	86.8%		134,308		134,308
LS Marine Solution Co., Ltd. (formerly KT Submarine Co., Ltd.,) [3]	Korea	7.3%		—		24,370
Nasmedia, Inc. [1]	Korea	44.1%		23,051		23,051
KTDS Co., Ltd.	Korea	91.6%		19,616		19,616
KTGDH Co., Ltd.	Korea	100.0%		2,745		7,544
KT Strategic Investment Fund No.2	Korea	—		—		2,381
KT Sports	Korea	52.6%		27,327		19,311
KT M Mobile Co., Ltd.	Korea	100.0%		102,237		102,237
KT Service Bukbu Co., Ltd.	Korea	67.3%		3,873		3,873
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,160
KT Strategic Investment Fund No.3	Korea	86.7%		2,947		2,947
KT Strategic Investment Fund No.4	Korea	95.0%		—		16,720
PlayD Co., Ltd. [2]	Korea	23.5%		20,000		20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334		6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267		4,267
Next Connect PFV	Korea	100.0%		24,250		24,250
KT Strategic Investment Fund No.5	Korea	95.0%		19,000		19,000
KT Engineering Co., Ltd.	Korea	59.8%		28,000		28,000
KT Studio Genie Co., Ltd.	Korea	90.9%		283,620		283,620
Lolab Co., Ltd.	Korea	79.8%		21,958		21,950
KT ES Pte. Ltd.	Singapore	57.6%		13,640		96,878
Altimedia Corporation	Korea	100.0%		22,000		22,000
kt cloud Co., Ltd.	Korea	92.7%		901,504		901,504
Others				95,824		84,166

Total			~~W~~	4,381,161	~~W~~	4,492,987

51

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

[1]

As of December 31, 2023, although sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in these entities, these entities are included in investments in subsidiaries due to the dispersion of other shareholders excluding the Company and voting patterns at previous shareholders’ meetings.

[2]	As of December 31, 2023, this entity is included in investments in subsidiaries as Nasmedia Co., Ltd. holds ownership of 46.9% and the Company and the subsidiary holds ownership of 70.4%.
[3]	As of December 31, 2023, this entity is excluded from subsidiaries as substituted associates.
[4]	As of December 31, 2023, this entity is excluded from subsidiaries as liquidated.

2)	Investments in associates and joint ventures as of and for the years ended December 31, 2023 and 2022, are as follows:

			Carrying amount
(in millions of Korean won)	Location	Percentage of ownership (%)	December 31, 2023		December 31, 2022
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.) [1]	Korea	10.0%		50,000		50,000
Megazone Cloud Corporation [1]	Korea	6.7%		130,001		130,001
KT-DSC Creative Economy Youth Start-up Investment Fund [1]	Korea	17.1%		2,220		2,520
LS Marine Solution Co., Ltd. (formerly KT Submarine Co., Ltd.,) [1]	Korea	7.3%		5,409		—
Others				112,179		88,075

Total			~~W~~	415,445	~~W~~	386,232

[1]

The Company has less than 20% interest in the investees, but the investments are classified as investments in associates as the Company has significant influence in determining the operational and financial policies.

(2)	Changes in investments in subsidiaries, associates and joint ventures for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning	~~W~~	4,879,219	~~W~~	3,816,915
Acquisition		49,031		348,608
Disposal		(47,636)		(34,750)
Impairment		(83,237)		(3,000)
Others [1]		(771)		751,446

Ending	~~W~~	4,796,606	~~W~~	4,879,219

52

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

[1]	Others include transactions by the Company to increase investment in kind in kt cloud Co., Ltd. during the period ended December 31, 2022.

(3)	The impairment test in subsidiaries, associates and joint ventures for the years ended December 31, 2023 and 2022, are as follows:

1)

The cost method is applied to account for investments in subsidiaries, associates and joint ventures and is reviewed for any indicators that an impairment loss may have occurred at the end of each reporting period. If there are such indicators, the recoverable amount of the asset is estimated using the future cash flow discount method, and if the recoverable amount falls short of the carrying amount, the carrying amount of the asset is reduced and the impairment loss is immediately recognized as loss in the current year.

2)

During the year ended December 31, 2023, the difference between recoverable amount and carrying amount of ~~W~~ 83,237 million in relation to ‘KT ES Pte. Ltd.’, a subsidiary company, is recognized as other expenses.

53

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

14.	Trade and Other Payables

(1)	Details of trade and other payable as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Current liabilities
Trade payables	~~W~~	713,833	~~W~~	568,260
Other payables		3,518,544		3,842,796

Total	~~W~~	4,232,377	~~W~~	4,411,056

Non-current liabilities
Trade payables		—		—
Other payables		739,766		979,050

Total	~~W~~	739,766	~~W~~	979,050

(2)	Details of other payables as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Non-trade payable	~~W~~	2,880,385	~~W~~	3,351,557
Accrued expenses		879,613		935,250
Operating deposits		401,271		436,485
Others		97,041		98,554
Less: Non-current		(739,766)		(979,050)

Current	~~W~~	3,518,544	~~W~~	3,842,796

54

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

15.	Borrowings

(1)	Details of borrowings as of December 31, 2023 and 2022, are as follows:

1)	Debentures

(in millions of Korean won and foreign currencies in thousands)			December 31, 2023			December 31, 2022
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	128,940	USD 100,000	~~W~~	126,730
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		515,760	USD 400,000		506,920
FR notes	Aug. 23, 2023	—	—		—	USD 100,000		126,730
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		3,651	JPY 400,000		3,813
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000		515,760	USD 400,000		506,920
FR notes [2]	Nov. 1, 2024	Compounded SOFR +1.210%	USD 350,000		451,290	USD 350,000		443,555
FR notes	Jun. 19, 2023	—	—		—	SGD 284,000		267,843
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		386,820	USD 300,000		380,190
MTNP notes	Aug. 8, 2025	4.000%	USD 500,000		644,700	USD 500,000		633,650
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	—	—		—	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-2nd Public bond	Jan. 30, 2023	—	—		—	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	—	—		—	—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	1.127%	—		130,000	—		130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000

55

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in millions of Korean won and foreign currencies in thousands)			December 31, 2023			December 31, 2022
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		80,000
The 195-1st Public bond	Jun. 10, 2024	1.387%	—		180,000	—		180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—		270,000	—		270,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—		100,000	—		100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—		30,000	—		30,000
The 197-1st Public bond	Jun. 27, 2025	4.191%	—		280,000	—		280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—		120,000	—		120,000
The 198-1st Public bond	Jan. 10, 2025	3.847%	—		70,000	—		—
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—		150,000	—		—
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—		80,000	—		—
The 199-1st Public bond	Jul. 11, 2025	4.028%	—		85,000	—		—
The 199-2nd Public bond	Jul. 10, 2026	4.146%	—		160,000	—		—
The 199-3rd Public bond	Jul. 12, 2028	4.221%	—		155,000	—		—

Subtotal					6,976,921			7,116,351
Less: Current portion					(1,224,741)			(884,227)
Discount on bonds					(18,468)			(22,764)

Total				~~W~~	5,733,712		~~W~~	6,209,360

[1]

As of December 31, 2023, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been terminated since 2007.

[2]	The Daily SOFR is approximately 5.380% as of December 31, 2023. Due to the recent suspension of LIBOR calculation, the Company changed the alternative indicator interest rate to Compound SOFR+1.210%.

56

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

2)	Long-Term Borrowings

(in millions of Korean won) Financial institution	Type	Maturity	Annual interest rates	December 31, 2023		December 31, 2022
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	Jul. 10, 2026	1.000%	~~W~~	1,480	~~W~~	1,974
CA-CIB	Long-term loan	May. 15, 2023	—		—		100,000
		May. 28, 2024	3.380%		100,000		100,000
		Mar. 15, 2024	4.150%		100,000		—
JPM	Long-term commercial papers	Feb. 28, 2025	2.700%		100,000		100,000
		Mar. 15, 2024	4.480%		100,000		—
DBS	Long-term commercial papers	Jun. 28, 2024	4.079%		100,000		100,000
KDB	Long-term commercial papers	Mar. 14, 2024	4.380%		100,000		—

	Subtotal				601,480		401,974
	Less: Current portion				(500,493)		(100,493)

	Net			~~W~~	100,987	~~W~~	301,481

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.

57

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(2)	Repayment schedule of the Company’s debentures and borrowings including the portion of current liabilities as of December 31, 2023, is as follows:

(in millions of Korean won)	Bonds
	In local currency		In foreign currency		Sub- total		Borrowings		Total
Jan. 1, 2024~Dec. 31, 2024	~~W~~	770,000	~~W~~	454,941	~~W~~	1,224,941	~~W~~	500,493	~~W~~	1,725,434
Jan. 1, 2025~Dec. 31, 2025		1,015,000		1,160,460		2,175,460		100,493		2,275,953
Jan. 1, 2026~Dec. 31, 2026		630,000		515,760		1,145,760		494		1,146,254
Jan. 1, 2027~Dec. 31, 2027		220,000		386,820		606,820		—		606,820
Thereafter		1,695,000		128,940		1,823,940		—		1,823,940

Total	~~W~~	4,330,000	~~W~~	2,646,921	~~W~~	6,976,921	~~W~~	601,480	~~W~~	7,578,401

58

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

16.	Provisions

Changes in provisions for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	30,938	~~W~~	96,667	~~W~~	38,489	~~W~~	167,094
Increase (transfer)		3		20,702		2,092		22,797
Usage		(5,028)		(983)		(249)		(6,260)
Reversal		(34)		(639)		(604)		(1,277)

Ending balance	~~W~~	25,879	~~W~~	115,747	~~W~~	40,728	~~W~~	182,354

Current	~~W~~	25,879	~~W~~	25,464	~~W~~	40,518	~~W~~	91,861
Non-current		—		90,283		210		90,493

(in millions of Korean won)	2022
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	77,119	~~W~~	99,548	~~W~~	56,227	~~W~~	232,944
Increase (transfer)		1,630		7,654		1,783		11,067
Usage		(5,691)		(7,689)		(15,241)		(28,621)
Reversal		(42,120)		(2,846)		(3,330)		(48,296)

Ending balance	~~W~~	30,938	~~W~~	96,667	~~W~~	39,489	~~W~~	167,094

Current	~~W~~	30,938	~~W~~	17,752	~~W~~	39,030	~~W~~	87,720
Non-current		—		78,915		459		79,374

59

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

17.	Net Defined Benefit Liabilities (Asset)

(1)	The amounts recognized in the statements of in the statements of financial position as of December 31, 2023 and December 31, 2022, are determined as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Present value of defined benefit obligations	~~W~~	1,548,588	~~W~~	1,493,655
Fair value of plan assets		(1,609,178)		(1,674,344)

Liabilities (Assets), net	~~W~~	(60,590)	~~W~~	(180,689)

(2)	Changes in the defined benefit obligations for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning	~~W~~	1,493,655	~~W~~	1,721,241
Current service cost		109,110		128,218
Interest expense		73,330		41,723
Benefits paid		(256,252)		(208,060)
Others[1]		—		(21,078)
Remeasurements:
Actuarial losses arising from changes in demographic assumptions		19		—
Actuarial losses arising from changes in financial assumptions		93,422		(228,246)
Actuarial losses arising from experience adjustments		35,304		59,857

Ending	~~W~~	1,548,588	~~W~~	1,493,655

[1]	Others Include transactions by the Company to increase investment in kind to kt cloud Co., Ltd. during the period ended December 31, 2022.

(3)	Changes in the fair value of plan assets for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning	~~W~~	1,674,344	~~W~~	1,604,785
Interest income		82,603		38,900
Remeasurements		7,566		(4,949)
Employer contributions		78,501		243,900
Benefits paid		(233,836)		(192,028)
Others[1]		—		(16,264)

Ending	~~W~~	1,609,178	~~W~~	1,674,344

[1]	Others Include transactions by the Company to increase investment in kind in kt cloud Co., Ltd. during the period ended December 31, 2022.

60

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(4)	Amounts recognized in the separate statements of profit or loss for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Current service cost	~~W~~	109,110	~~W~~	128,218
Net interest expense		(9,273)		2,823
Account transfers		(13,548)		(15,305)

Total expense	~~W~~	86,289	~~W~~	115,736

Principal actuarial assumptions were as follows:

	December 31, 2023	December 31, 2022
Discount rate	4.16%	5.13%
Future salary increases	5.98%	5.76%

The sensitivity analysis of the defined benefit obligations as of December 31, 2023, to changes in the principal assumptions, is as follows:

(in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption		Increase in assumption		Decrease in assumption
Discount rate	0.50	%p	~~W~~	(41,471)	~~W~~	43,926
Future salary growth rate	0.50	%p		39,000		(37,202)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

The above sensitivity analysis is based on changes in assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

The Company reviews the funding level on an annual basis and has a policy of eliminating deficit from the fund. Expected contributions to post-employment benefit plans, for the year ending December 31, 2024, are ~~W~~ 116,640 million.

The expected maturity analysis of undiscounted pension benefits as of December 31, 2023, is as follows:

(in millions of Korean won)	Less than 1 year	Between 1-2 years	Between 2-5 years	Over 5 years	Total
Pension benefits	~~W~~129,590	~~W~~254,787	~~W~~611,344	~~W~~1,016,818	~~W~~2,012,539

The weighted average duration of the defined benefit obligations is 5.7 years.

61

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

18.	Defined Contribution Plan

For the year ended December 31, 2023, recognized expense related to the defined contribution plan is ~~W~~ 51,316 million (December 31, 2022: ~~W~~ 45,227 million).

19.	Commitments and Contingencies

(1)	As of December 31, 2023, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution		Limit		Used amount
Bank overdraft	Kookmin Bank and others		360,000		—
Working capital loan	DBS Bank and others		1,070,000		—
Facility loan	DBS Bank		100,000		100,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea		37,700		1,480
Economic Cooperation Business Insurance	Export-Import Bank of Korea		3,240		1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others		247,000		7,321
Plus electronic notes payable	Industrial Bank of Korea		50,000		2,558
Derivatives transaction limit	DBS Bank and others	USD	1,970,000	USD	1,970,000
	Citi Bank	JPY	400,000	JPY	400,000

Total	KRW		1,867,940		113,091
	USD		1,970,000		1,970,000
	JPY		400,000		400,000

62

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(2)	As of December 31, 2023, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Warranty details		Limit
Hana Bank	Comprehensive credit line	USD	3,100 8,700
Shinhan Bank	Guarantee for payment in foreign currency and others	USD	39,517
Kookmin Bank	Guarantee for payment in foreign currency	USD	3,186
Woori Bank	Guarantee for payment in foreign currency	USD	5,000
Korea Development Bank	Refund guarantee for advances received	USD	6,811
Korea Software Financial Cooperative	Advance payment/other guarantee and others		1,135,945
Seoul Guarantee Insurance Company	Performance guarantee and others		19,698

Total		KRW	1,158,743
		USD	63,214

(3)

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to its spin-off. As of December 31, 2023, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 595 million.

(4)

For the year ended December 31, 2023, the Company entered into agreements with the Securitization Specialty Companies (2023: First 5G 67th to 72th Securitization Specialty Co., Ltd., 2022: First 5G 61st to 66th Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Company will receive asset management fees upon liquidation of the securitization specialty company.

(5)

As of December 31, 2023, the Company is a defendant in 123 lawsuits with the total claimed amount of ~~W~~ 134,791 million. As of December 31, 2023, litigation provisions of ~~W~~ 25,879 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of December 31, 2023.

(6)

According to the financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restrictions on provision of additional collateral and disposal of certain assets.

(7)	As of December 31, 2023, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

(8)	As of December 31, 2023, the contract amount of property and equipment acquisition agreements made but not yet recognized amounts to ~~W~~ 449,883 million (December 31, 2022: ~~W~~ 653,639 million).

63

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(9)

The Company entered into an agreement with financial investors of Epsilon Global Communications Pte., Ltd. in the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the financial investors may exercise the Tag-Along Right, Drag-Along Right, or the right to sell shares for the convertible preferred shares they own(Note 7).

(10)

The Company has an obligation for additional contributions as per agreement to Future Innovation Private Equity Fund No.3 and others. As of December 31, 2023, remaining amount of ~~W~~ 4,132 million and USD 30,350 thousand will be invested through the Capital Call method in the future

(11)

The Company has the amount of ~~W~~ 201,615 million (40%) of joint responsibility obligation and ~~W~~ 302,423 million (60%) of obligation to provide financial support as a construction investor during the construction period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. During the operating period, the company has the amount of ~~W~~ 438,312 million (100%) of obligation to provide financial support as an operating investor.

(12)

During the prior period, the Company entered into a stock sale contract with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY. If a certain period of time has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(13)

During the prior period, the Company entered into an agreement with LS Cable & System Ltd., which participated in the stock acquisition contract of LS Marine Solution Co., Ltd. (formerly KT Submarine Co., Ltd.,) Under the agreement, the company may exercise a put-option to LS Cable&System Ltd. in the future. (Note 7).

(14)

During for period, the Company entered into an agreement with equity investors which participated in the stock acquisition contract of kt cloud Co., Ltd., Under the agreement, in specific occasion, equity investors may exercise a Tag-along or put-option to the Company in the future.

(15)	The Company has the obligation of paying Minimum Guarantee as utilizing product bundling of Tving Co.,Ltd. and the right to be paid certain proportion of the excess as per agreement.

64

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

20.	Leases

Set out below is information for leases when the Company is a lessee. Information on leases when the Company is a lessor is provided in Note 11.

(1) The separate statements of financial position shows the following amounts relating to leases:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Right-of-use assets
Property and buildings	~~W~~	853,425	~~W~~	889,615
Machinery and communication line facilities		50,242		38,112
Others		72,958		55,322

	~~W~~	976,625	~~W~~	983,049

Investment properties (building)	~~W~~	—	~~W~~	—

(in millions of Korean won)	December 31, 2023		December 31, 2022
Lease liabilities [1]
Current	~~W~~	226,590	~~W~~	223,747
Non-current		625,020		641,533

	~~W~~	851,610	~~W~~	865,280

[1]	Included in the line item ‘other current liabilities and non-current liabilities’ in the separate statements of financial position (Note 9).

For the years ended December 31, 2023 and 2022, right-of-use assets related to leases increased by ~~W~~ 338,200 million and ~~W~~ 276,784 million, respectively.

65

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(2)	The separate statements of profit or loss shows the following amounts relating to leases:

(in millions of Korean won)	2023		2022
Depreciation of right-of-use assets
Property and building	~~W~~	285,491	~~W~~	299,950
Machinery and communication line facilities		25,845		29,842
Others		27,880		24,284

	~~W~~	339,216	~~W~~	354,076

Depreciation of investment properties	~~W~~	—	~~W~~	15
Interest expense relating to lease liabilities		38,946		31,625
Expense relating to Short-term leases		4,631		4,203
Expense relating to leases of low-value assets that are not short-term leases		11,527		12,562

The total cash outflow for leases for the years ended December 31, 2023 and 2022 is ~~W~~ 385,080 million and ~~W~~ 405,444 million, respectively.

21.	Share Capital

As of December 31, 2023 and 2022, the Company has 1,000,000,000 shares authorized to issue, and the details are as follows:

	December 31, 2023					December 31, 2022
	Number of issued shares	Par value per share (in Korean won)		Ordinary shares (in millions of Korean won)		Number of issued shares	Par value per share (in Korean won)		Ordinary shares (in millions of Korean won)
Ordinary shares[1]	257,860,760	~~W~~	5,000	~~W~~	1,564,499	261,111,808	~~W~~	5,000	~~W~~	1,564,499

[1]	The Company retired 55,039,007 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued.

66

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

22.	Retained Earnings

Details of retained earnings as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		7,110,814		6,913,792

Total	~~W~~	12,544,425	~~W~~	12,347,403

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed, when income tax is recalculated from tax return adjustments. Reversal of these provisions can be paid out as dividends according to the related tax law.

The appropriation of retained earnings for the year ended December 31, 2023 is expected to be appropriated at the shareholders’ meeting on March 28, 2024. The appropriation date for the year ended December 31, 2022 was March 31, 2023.

The appropriation of retained earnings for the years ended December 31, 2023 and 2022, is as follows:

(in millions of Korean won)	Note	2023		2022
Unappropriated retained earnings from prior year		~~W~~	6,367,527	~~W~~	6,035,899
Remeasurements of net defined benefit liabilities	17, 29		(90,272)		114,154
Gain (loss) on disposal of financial assets at fair value through other comprehensive income	4		222		(11)
Profit for the year			933,337		763,750
Retirement of treasury stock			(100,000)		—

Retained earnings available for appropriation			7,110,814		6,913,792

Appropriation of loss on disposal of treasury stock	23		—		(44,421)
Dividends	31
(Cash dividend (%): Ordinary shares:			(482,970)		(501,844)
~~W~~ 1,960 (39.2%) in 2023
~~W~~ 1,960 (39.2%) in 2022

Appropriation of retained earnings			(482,970)		(546,265)

Retained earnings after appropriation		~~W~~	6,627,844	~~W~~	6,367,527

67

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

23.	Accumulated Other Comprehensive Income and Other Components of Equity

(1)	As of December 31, 2023 and 2022, the details of the Company’s accumulated other comprehensive income, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	~~W~~	95,090	~~W~~	(62,907)
Gain (loss) on derivatives valuation		(30,861)		(9,765)

Total	~~W~~	64,229	~~W~~	(72,672)

Changes in accumulated other comprehensive income for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	Beginning		Increase (Decrease)		Reclassification to gain or loss		Ending
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	~~W~~	(62,907)	~~W~~	157,997	~~W~~	—	~~W~~	95,090
Gain (loss) on derivatives valuation		(9,765)		16,030		(37,126)		(30,861)

Total	~~W~~	(72,672)	~~W~~	174,027	~~W~~	(37,126)	~~W~~	64,229

(in millions of Korean won)	2022
	Beginning		Increase (Decrease)		Reclassification to gain or loss		Ending
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	~~W~~	100,622	~~W~~	(163,529)	~~W~~	—	~~W~~	(62,907)
Gain (loss) on derivatives valuation		24,988		56,259		(91,012)		(9,765)

Total	~~W~~	125,610	~~W~~	(107,270)	~~W~~	(91,012)	~~W~~	(72,672)

68

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(2)	As of December 31, 2023 and 2022, the Company’s other components of equity, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Treasury stock [1]	~~W~~	(398,075)	~~W~~	(202,295)
Loss on disposal of treasury stock [1]		301		(44,422)
Share-based compensation		8,773		6,222
Other		(180,871)		(180,913)

Total	~~W~~	(569,872)	~~W~~	(421,408)

[1]	The amount of income tax effect directly reflected in equity is ~~W~~ 101 million for the year ended December 31, 2023 (December 31, 2022: ~~W~~ 14,886 million).

(3)	As of December 31, 2023 and 2022, details of treasury stock, are as follows:

	December 31, 2023		December 31, 2022
Number of shares (in shares)		11,447,338		5,069,130
Amount (in millions of Korean won)	~~W~~	398,075	~~W~~	202,295

Treasury stock is expected to be used for stock compensation for the Company’s directors, employees, and other purposes.

69

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

24.	Share-Based Compensation

Details of share-based compensation granted by the Company to executives and employees, including the CEO, by the resolution the Board of Directors as of December 31, 2023 and 2022, are as follows:

2023
(in share)	17th grant

Grant date	June 15, 2023, Oct 17, 2023
Grantee	CEO, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~ 30,205
Total compensation costs	~~W~~ 7,262 million
Estimated exercise date	During 2024
Valuation method	Fair value method

2022
(in share)	16th grant

Grant date	June 9, 2022
Grantee	CEO, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~ 36,941
Total compensation costs	~~W~~ 9,442 million
Estimated exercise date	July 17, 2023
Valuation method	Fair value method

70

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Changes in the number of share-based compensation for the years ended December 31, 2023 and 2022, are as follows:

(in shares)	2023
	Beginning	Granted	Expired	Exercised[1]	Ending	Number of shares exercisable
16th grant	258,509	—	(105,859)	(131,690)	20,960	—
17th grant	—	307,182	—	—	307,182	—

Total	258,509	307,182	(105,859)	(131,690)	328,142	—

(in shares)	2022
	Beginning	Granted	Expired	Exercised[1]	Ending	Number of shares exercisable
15th grant	284,209	—	(155,286)	(128,923)	—	—
16th grant	—	258,509	—	—	258,509	—

Total	284,209	258,509	(155,286)	(128,923)	258,509	—

[1]	The weighted average price of ordinary shares at the time of exercise, during the year ended December 31, 2023, is ~~W~~ 29,550 (2022: ~~W~~ 35,450).

71

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

25.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

(1)	The Company has recognized the following amounts relating to revenue in the separate statement of profit or loss:

(in millions of Korean won)	2023		2022
Revenue from contracts with customers	~~W~~	18,138,492	~~W~~	18,083,857
Revenue from other sources		232,945		205,386

Total revenue	~~W~~	18,371,437	~~W~~	18,289,243

(2)	Operating revenues for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Services provided	~~W~~	15,932,421	~~W~~	15,766,188
Sales of goods		2,439,016		2,523,055

Total	~~W~~	18,371,437	~~W~~	18,289,243

Revenue from services provided are recognized over time and revenue from sales of goods are recognized at a point in time.

(3)	The Contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Contract assets[1]	~~W~~	1,069,514	~~W~~	885,380
Contract liabilities[1]		291,997		342,196
Deferred revenue[2]		70,314		70,369

[1]

Company recognized contract assets of ~~W~~ 295,079 and, contract liabilities of ~~W~~ 32,273 million for long-term construction contracts as of December 31, 2023 (2022: contract assets and liabilities of ~~W~~ 160,880 million and ~~W~~ 60,761 million, respectively). The Company recognizes contract asset as trade receivables, and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grant is excluded.

(4)	The contract costs recognized as assets are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Incremental cost of obtaining a contract	~~W~~	1,647,156	~~W~~	1,729,567
Cost of contract performance		157,292		153,517

The Company recognized ~~W~~ 1,881,164 million (2022: ~~W~~ 1,908,543 million) of operating expenses during the year end December 31, 2023, which relates to contract cost assets.

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

72

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(5)	For the year ended December 31, 2023 and 2022, revenue recognition arising from carried-forward contract liabilities and deferred revenue from prior year, is as follows:

(in millions of Korean won)	2023		2022
Revenue recognized that was included in the contract liabilities balance at the beginning of the year
Allocation of the transaction price	~~W~~	188,533	~~W~~	227,331
Deferred revenue of joining/installment fee		36,708		37,984

Total	~~W~~	225,241	~~W~~	265,315

73

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

26.	Operating Expenses

(1)	Operating expenses for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Salaries and wages	~~W~~	2,278,535	~~W~~	2,380,672
Depreciation		2,335,992		2,286,741
Depreciation of intangible assets		508,200		464,991
Depreciation of right-of-use assets		339,216		354,076
Commissions		1,892,485		1,815,415
Interconnection charges		436,906		479,644
International interconnection fees		140,434		186,258
Purchase of inventories		2,577,559		2,618,632
Changes of inventories		(18,248)		(60,524)
Sales promotion expense and sales commission		2,543,731		2,574,457
Service costs		755,918		832,843
Purchase of contents		658,230		653,265
Utilities		387,006		323,821
Taxes and dues		196,384		222,568
Rent		125,292		116,112
Insurance premiums		54,783		57,340
Installation fees		470,900		491,461
Advertising expenses		110,899		148,493
Research and development expenses		226,771		186,212
Bad debt expenses		55,121		49,727
Others		1,109,931		938,936

Total	~~W~~	17,186,045	~~W~~	17,121,140

74

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(2)	Details of employee benefits for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Short-term employee benefits	~~W~~	2,092,954	~~W~~	2,187,465
Post-employment benefits (defined benefits)		86,289		115,736
Post-employment benefits (defined contributions)		51,316		45,227
Share-based compensation		10,481		14,192
Others		37,495		18,052

Total	~~W~~	2,278,535	~~W~~	2,380,672

75

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

27.	Other Income and Other Expenses

(1)	Other income for the years ended December 31, 2023 and 2022, are as follows

(in millions of Korean won)	2023		2022
Gain on disposal of property and equipment	~~W~~	21,860	~~W~~	52,175
Gain on disposal of right-of-use assets		3,338		2,935
Gain on disposal of intangible assets		—		263
Compensation on property and equipment		152,712		159,849
Gain on disposal of investments in subsidiaries, associates and joint ventures		25,920		1,278
Dividends received		64,654		89,895
Gains on government subsidies		40,725		44,473
Others		18,318		57,157

Total	~~W~~	327,527	~~W~~	408,025

(2)	Other expenses for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Loss on disposal of property and equipment	~~W~~	66,459	~~W~~	72,600
Impairment loss on property and equipment		7,349		2,969
Loss on disposal of right-of-use assets		2,047		1,991
Impairment loss on intangible assets		5,280		6,240
Impairment loss on investments in subsidiaries, associates and joint ventures		83,237		3,000
Donations		21,397		10,576
Others		133,817		131,347

Total	~~W~~	319,586	~~W~~	228,723

76

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

28.	Finance Income and Costs

(1)	Details of financial income for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Interest income	~~W~~	210,898	~~W~~	234,595
Gain on foreign currency transactions		16,196		54,875
Gain on foreign currency translation		9,318		40,046
Gain on derivative transactions		10,192		50,518
Gain on valuation of derivatives		44,804		150,570
Gain on disposal of trade receivable		3,441
Gain on valuation of financial instruments		24,831		36,197
Others		61,471		10,533

Total	~~W~~	381,151	~~W~~	577,334

(2)	Details of financial costs for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Interest expenses	~~W~~	286,505	~~W~~	258,504
Loss on foreign currency transactions		25,124		73,937
Loss on foreign currency translation		49,567		162,737
Loss on derivative transactions		—		23,039
Loss on valuation of derivatives		162		20,722
Loss on disposal of trade receivables		14,574		62,630
Loss on valuation of financial instruments		43,278		52,385
Others		—		42

Total	~~W~~	419,210	~~W~~	653,996

77

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

29.	Deferred Income Tax and Income Tax Expense

Deferred tax assets and deferred tax liabilities as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Deferred tax assets
Deferred tax assets to be recovered within 12 months	~~W~~	283,496	~~W~~	307,377
Deferred tax assets to be recovered after more than 12 months		954,493		1,042,833

		1,237,989		1,350,210

Deferred tax liabilities
Deferred tax liabilities to be recovered within 12 months		(523,094)		(529,259)
Deferred tax liabilities to be recovered after more than 12 months		(1,510,982)		(1,584,064)

		(2,034,076)		(2,113,323)

Deferred tax assets (liabilities), net	~~W~~	(796,087)	~~W~~	(763,113)

The movement in deferred income tax assets and liabilities as of December 31, 2023 and 2022, before taking into consideration the offsetting of balances, is as follows:

(in millions of Korean won)	2023
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investment in subsidiaries, associates and joint ventures	~~W~~	(32,900)	~~W~~	(2,898)	~~W~~	(7)	~~W~~	(35,805)
Depreciation expense and impairment loss		(148,709)		39,228		—		(109,481)
Plan assets		(420,261)		15,393		—		(404,868)
Deferred tax gain on disposal of fixed assets		(529,868)		3,859		—		(526,009)
Contract assets		(654,551)		5,642		—		(648,909)
Financial assets at fair value through other comprehensive income		(31,198)		10,195		(45,301)		(66,304)
Others		(295,836)		48,786		4,350		(242,700)

Total	~~W~~	(2,113,323)	~~W~~	120,205	~~W~~	(40,958)	~~W~~	(2,034,076)

78

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in millions of Korean won)	2023
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax assets
Investments in subsidiaries, associates and joint ventures		3,533		3,732		51		7,316
Depreciation expense and impairment loss		88,231		(62,210)		—		26,021
Contract liabilities		121,393		(9,513)		—		111,880
Defined benefit liabilities		374,907		(16,191)		30,907		389,623
Provisions		279,811		(18,881)		—		260,930
Financial assets at fair value through other comprehensive income		19,548		(11,801)		(7,747)		—
Trade receivables		1,575		(37)		—		1,538
Others		358,760		(49,948)		2,752		311,564

Total	~~W~~	1,247,758	~~W~~	(164,849)	~~W~~	25,963	~~W~~	1,108,872

Temporary difference, net		(865,565)		(44,644)		(14,995)		(925,204)
Tax credit carryforwards		102,452		26,665		—		129,117

Total net balance	~~W~~	(763,113)	~~W~~	(17,979)	~~W~~	(14,995)	~~W~~	(796,087)

(in millions of Korean won)	2022
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investment in subsidiaries, associates and joint ventures	~~W~~	(31,304)	~~W~~	(1,596)	~~W~~	—	~~W~~	(32,900)
Depreciation expense and impairment loss		(83,769)		(64,940)		—		(148,709)
Plan assets		(418,207)		(2,054)		—		(420,261)
Deferred tax gain on disposal of fixed assets		(346,934)		(182,934)		—		(529,868)
Contract assets		(664,255)		9,704		—		(654,551)
Financial assets at fair value through other comprehensive income		(64,742)		(3,453)		36,997		(31,198)
Others		(272,863)		(25,458)		2,485		(295,836)

Total	~~W~~	(1,882,074)	~~W~~	(270,731)	~~W~~	39,482	~~W~~	(2,113,323)

79

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in millions of Korean won)	2022
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax assets
Investments in subsidiaries, associates and joint ventures		5,038		(1,505)		—		3,533
Depreciation expense and impairment loss		69,327		18,904		—		88,231
Contract liabilities		148,693		(27,300)		—		121,393
Defined benefit liabilities		448,555		(24,362)		(49,286)		374,907
Provisions		276,508		3,304		—		279,812
Financial assets at fair value through other comprehensive income		—		—		19,548		19,548
Trade receivables		1,635		(60)		—		1,575
Others		311,212		37,953		9,594		358,759

Total	~~W~~	1,260,968	~~W~~	6,934	~~W~~	(20,144)	~~W~~	1,247,758

Temporary difference, net		(621,106)		(263,797)		19,338		(865,565)
Tax credit carryforwards		133,999		(31,547)		—		102,452

Total net balance	~~W~~	(487,107)	~~W~~	(295,344)	~~W~~	19,338	~~W~~	(763,113)

Total unrecognized temporary differences as deferred tax liabilities as of December 31, 2023 is ~~W~~ 536,902 million (2022: ~~W~~ 559,164 million), relating to investment in subsidiaries, associates and joint ventures, and the total of unrecognized temporary differences as deferred tax assets as of December 31, 2023 is ~~W~~ 3,382,443 million (2022: ~~W~~ 3,328,478 million), relating to investment in subsidiaries, associates and joint ventures.

The tax impact recognized directly to equity as of December 31, 2023 and 2022, is as follows:

(in millions of Korean won)	2023						2022
	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	~~W~~	211,046	~~W~~	(53,049)	~~W~~	157,997	~~W~~	(220,074)	~~W~~	56,545	~~W~~	(163,529)
Hedge instruments valuation gain (loss)		(28,199)		7,103		(21,096)		(46,832)		12,079		(34,753)
Remeasurements of net defined benefit liabilities		(121,180)		30,907		(90,273)		163,440		(49,286)		114,154
Loss on disposal of treasury stock		402		(101)		301		(59,308)		14,886		(44,422)

Total	~~W~~	62,069	~~W~~	(15,140)	~~W~~	46,929	~~W~~	(162,774)	~~W~~	34,224	~~W~~	(128,550)

80

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Details of income tax expenses for the years ended December 31, 2023 and 2022, are calculated as follows:

(in millions of Korean won)	2023		2022
Current income tax expenses	~~W~~	203,958	~~W~~	211,649
Impact of change in temporary differences		17,979		295,344

Total income tax expense	~~W~~	221,937	~~W~~	506,993

The relationship between the Company profit before tax and income tax expense for the years ended December 31, 2023 and 2022, is as follows:

(in millions of Korean won)	2023		2022
Profit before income tax	~~W~~	1,155,275	~~W~~	1,270,743

Expected tax expense at statutory tax rate	~~W~~	294,630	~~W~~	339,092
Tax effects of
Income not taxable for tax purposes		(11,952)		(3,515)
Expenses not deductible for tax purposes		8,157		20,089
Tax credit and deferred tax effects due to consolidated tax return		(64,177)		(49,393)
Temporary difference not recognized as deferred tax		17,803		245,871
Deferred tax due to tax rate changes		—		(39,602)
Others		(22,524)		(5,549)

Income tax expense	~~W~~	221,937	~~W~~	506,993

81

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

30.	Earnings per Share

(1)	Basic Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Company and held as treasury stock.

Basic earnings per share for the years ended December 31, 2023 and 2022, is calculated as follows:

(in millions of Korean won)	2023		2022
Profit attributable to ordinary shares	~~W~~	933,337	~~W~~	763,750
Weighted average number of ordinary shares outstanding in shares		249,470,072		242,235,332
Basic earnings per share (in Korean won)		3,741		3,153

(2)	Diluted Earnings per Share

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares from other share-based compensation.

Diluted earnings per share for the years ended December 31, 2023 and 2022, is calculated as follows:

(in millions of Korean won)	2023		2022
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	933,337	~~W~~	763,750
Adjusted profit for the year attributable to ordinary shares (in millions of Korean won)		933,337		763,750
Number of dilutive potential ordinary shares outstanding		119,263		91,931
Weighted-average number of ordinary shares outstanding and dilutive ordinary shares		249,589,335		242,327,263
Diluted earnings per share (in Korean won)		3,739		3,152

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

82

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

31.	Dividends

The dividends paid by the Company in 2023 were ~~W~~ 501,844 million (~~W~~ 1,960 per share). The dividends paid by the Company in 2022 were ~~W~~ 450,394 million (~~W~~ 1,910 per share). A dividend in respect of the year ended December 31, 2023, of ~~W~~ 1,960 per share, amounting to a total dividend of ~~W~~ 482,970 million, is to be proposed at the shareholders’ meeting on March 28, 2024.

83

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

32.	Cash Generated from Operations

(1)	Cash flows from operating activities for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
1. Profit for the year	~~W~~	933,337	~~W~~	763,750
2. Adjustments for:
Income tax expense		221,937		506,993
Interest income		(210,898)		(234,595)
Interest expense		285,048		258,504
Dividends income		(116,832)		(98,874)
Depreciation		2,382,549		2,333,915
Amortization of intangible assets		511,215		467,052
Depreciation of right-of-use assets		339,216		354,076
Provisions for post-employment		99,837		131,041
Allowance for bad debts		83,036		63,593
Loss (gain) on disposal of subsidiaries, associates and joint ventures		(25,920)		(1,278)
Impairment loss on interests in subsidiaries, associates and joint ventures		83,237		3,000
Loss on disposal of property and equipment		44,599		20,425
Loss on disposal of intangible assets		5,280		5,977
Gain on disposal of right-of-use assets		(1,291)		(944)
Loss on foreign currency translation		40,249		122,691
Gain on valuation of derivatives, net		(36,865)		(177,600)
Loss (gain) on valuation of financial assets at fair value through profit or loss		(4,727)		37,256
Gain on disposal of financial assets at fair value through profit or loss		(1,809)		(1,555)
Others		5,600		(122,170)
3. Changes in operating assets and liabilities
Decrease in trade receivables		(63,926)		118,814
Decrease in other receivables		10,779		67,940
Increase in other current assets		(9,897)		(26,665)
Decrease (increase) in other non-current assets		7,842		(13,886)
Increase in inventories		(12,924)		(39,879)
Increase (decrease) in trade payables		146,065		(313,744)
Increase in other payables		28,147		314,512
Increase (decrease) in other current liabilities		50,794		(69,292)
Decrease in other non-current liabilities		(15,935)		(17,018)
Decrease in provisions		(3,292)		(26,519)
Decrease in deferred revenue		(17,251)		(34,083)
Payment of post-employment benefits		(229,675)		(238,219)
Decrease (increase) in plan assets		130,280		(25,033)

4. Cash generated from operations (1+2+3)	~~W~~	4,657,805	~~W~~	4,128,185

84

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(2)	Significant transactions not affecting cash flows for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Reclassification of current portion of borrowings	~~W~~	1,717,151	~~W~~	957,218
Reclassification of construction-in-progress to property and equipment		2,715,765		2,936,585
Reclassification of accounts payable from property and equipment		(313,921)		(46,638)
Reclassification of accounts payable from intangible assets		(304,125)		(304,125)
Reclassification of payable from net defined benefit liabilities		1,522		(3,320)
Disposal of treasury stock related to the acquisition of financial instrument		—		747,161
Increase of in subsidiary shares due to investment in kind		—		751,504

85

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

33.	Cash Generated from Financing Activities

Details of changes in liabilities related to cash flows that have been classified as financing activities, or will be classified as financing activities in the separate statement of cash flows for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	Beginning		Financing activities cash flows		Others
					Newly acquired		Exchange difference		Fair value change		Other changes		Ending
Borrowing	~~W~~	7,495,561	~~W~~	1,097	~~W~~	—	~~W~~	44,938	~~W~~	—	~~W~~	18,337	~~W~~	7,559,933
Lease liabilities		865,280		(333,042)		352,687		—		—		(33,315)		851,610
Derivative liabilities		32,402		—		—		10,888		9,326		(29,540)		23,076
Derivative assets		(185,989)		46,525		—		32,487		5,850		(55,647)		(156,774)

Total	~~W~~	8,207,254	~~W~~	(285,420)	~~W~~	352,687	~~W~~	88,313	~~W~~	15,176	~~W~~	(100,165)	~~W~~	8,277,845

(in millions of Korean won)	2022
	Beginning		Financing activities cash flows		Others
					Newly acquired		Exchange difference		Fair value change		Other changes		Ending
Borrowing	~~W~~	6,949,654	~~W~~	382,845	~~W~~	—	~~W~~	136,787	~~W~~	—	~~W~~	26,275	~~W~~	7,495,561
Lease liabilities		966,700		(357,337)		295,207		—		—		(39,290)		865,280
Derivative liabilities		18,050		(41,197)		—		19,858		11,788		23,903		32,402
Derivative assets		(97,021)		76,280		—		(147,161)		31,636		(49,723)		(185,989)

Total	~~W~~	7,837,383	~~W~~	60,591	~~W~~	295,207	~~W~~	9,484	~~W~~	43,424	~~W~~	(38,835)	~~W~~	8,207,254

86

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

34.	Related Party Transactions

(1)	The list of related parties of the Company as of December 31, 2023, is as follows:

Relationship	Name of Entity
Subsidiaries	84 entities including KT Estate Inc., KT Skylife Co., Ltd., BC Card Co., Ltd.

Associates and joint ventures	54 entities including K Bank Inc., KIF Investment Fund, Megazone Cloud Corporation

Others[1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., KORAMKO No. 143 General Private Real Estate Investment Company

[1]	Despite the significant influence, treated as investment changes in FV under IFRS 9 instead of using equity method.

(2)

The amount of the installment handset sales receivable inherited from KTIS Corporation, KTCS Corporation, KT Commerce Inc., KT Telecop Co., Ltd., KT M&S Co., Ltd. and KT Service Nambu Co., Ltd. for the year ended December 31, 2023 is ~~W~~ 526,955 million.

(3)

The Company has entered into an additional agreement in relation to providing communication service in wholesale with KT M Mobile Co., Ltd. in connection with the agreement, the Company offsets all or partial receivables against payables for joining mobile telecommunication services and usage of network arising from telecommunication operations.

87

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(4)	Outstanding balances of receivables and payables in relation to transaction with related parties as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023
	Receivables						Payables
	Trade receivables		Loans and others		Other receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.		13		—		3		—		13,404		—
KT Telecop Co., Ltd.		426		—		644		2,534		26,002		—
KTCS Corporation		140		—		8,316		—		52,542		5
KTIS Corporation		11,258		—		25		—		47,246		—
KT Service Bukbu Co., Ltd.		19		—		4		—		24,375		—
KT Service Nambu Co., Ltd.		—		—		9		—		24,653		—
KT Skylife Co., Ltd.		37,070		—		11,062		—		8,457		—
KTDS Co., Ltd.		1,633		—		3,361		1,107		132,711		—
KT Estate Inc.		1,202		—		42,614		—		22,861		1,677
Skylife TV Co., Ltd.		54		—		—		—		2,289		—
BC Card Co., Ltd. [1]		699		—		6,443		—		1,123		3
KT Sat Co., Ltd.		1,272		—		1		—		1,908		—
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		4,684		—		79		—		9,226		—
KT Commerce Inc.		167		—		2		8,124		19,296		—
KT M&S Co., Ltd.		240		8,400		243		—		95,671		—
GENIE Music Corporation		13,714		—		434		—		17,741		—
KT M Mobile Co., Ltd.		47,214		—		48		—		5,812		—
Nasmedia, Inc.		1,992		—		3		—		686		—
KT MOS Bukbu Co., Ltd.		10		—		8		—		15,605		—
KT MOS Nambu Co., Ltd.		—		—		119		—		12,899		—
KT Engineering Co., Ltd		18		—		809		2,370		82,831		—
KT Studio Genie Co., Ltd.		9		—		1,339		—		30,737		—
kt cloud Co., Ltd.		11,403		—		10		—		61,919		330
East Telecom LLC		5,045		12,704		—		69		—		—
Others		5,571		—		136		1,906		11,848		23
Associates and joint ventures
K Bank Inc.		203		—		101,267		—		1		—
Others		256		—		3		—		521		1,331

Total	~~W~~	144,312	~~W~~	21,104	~~W~~	176,982	~~W~~	16,110	~~W~~	722,364	~~W~~	3,369

88

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in millions of Korean won)	December 31, 2022
	Receivables						Payables
	Trade receivables		Loans and others		Other receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	13	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	11,241	~~W~~	—
KT Telecop Co., Ltd.		673		—		382		2,043		25,528		—
KTCS Corporation		173		—		11,221		—		60,045		7
KTIS Corporation		7,634		—		255		—		46,722		—
KT Service Bukbu Co., Ltd.		114		—		6		—		23,105		—
KT Service Nambu Co., Ltd.		—		—		1		—		25,998		—
KT Skylife Co., Ltd.		7,091		—		27,642		—		11,411		—
KTDS Co., Ltd.		1,245		—		1,421		—		107,863		—
KT Estate Inc.		3,011		—		42,267		—		50,563		3,062
Skylife TV Co., Ltd.		23		—		—		—		2,528		—
BC Card Co., Ltd. [1]		323		—		4,201		—		1,077		4
KT Sat Co., Ltd.		1,552		—		—		—		1,724		—
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		5,869		—		77		—		9,812		—
KT Commerce Inc.		163		—		—		8,017		21,996		—
KT M&S Co., Ltd.		340		8,400		—		—		111,718		—
GENIE Music Corporation		17,308		—		1,106		—		28,658		—
KT M Mobile Co., Ltd.		30,663		—		131		—		6,160		—
Nasmedia, Inc.		3,079		—		3		—		1,522		—
KT MOS Bukbu Co., Ltd.		13		—		829		—		14,086		—
KT MOS Nambu Co., Ltd.		—		—		264		—		14,098		—
KT Engineering Co., Ltd		547		—		620		753		85,174		2
KT Studio Genie Co., Ltd.		8		—		1,442		—		52,912		—
kt cloud Co., Ltd.		15,844		—		2		—		31,816		290
East Telecom LLC		5,048		11,974		—		—		525		—
Others		9,253		—		156		121		26,266		29
Associates and joint ventures
K Bank Inc.		204		—		100,253		—		—		—
Others		124		—		2		—		685		1,666

Total	~~W~~	110,315	~~W~~	20,374	~~W~~	192,281	~~W~~	10,934	~~W~~	773,233	~~W~~	5,060

[1]	As of December 31, 2023, the unsettled amount of ~~W~~ 1,002 million (2022: ~~W~~ 1,062 million) in credit card transaction with BC Card Co., Ltd. is included in trade payables.

89

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(5)	Significant transactions with related parties for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	Sales				Purchases				Acquisition of right-of-use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	6,136	~~W~~	3	~~W~~	61,329	~~W~~	—	~~W~~	1	~~W~~	—	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd. [1]		6,705		41		142,170		20		15		10		—		—
KTCS Corporation		81,571		12		340,547		2		—		—		—		381
KTIS Corporation [1]		73,885		42		332,931		381		—		—		—		1,224
KT Service Bukbu Co., Ltd.		13,249		3		229,500		—		—		—		—		—
KT Service Nambu Co., Ltd. [1]		14,000		9		264,362		374		—		—		—		—
KT Skylife Co., Ltd.		129,070		17		22,420		—		—		—		—		8,368
KTDS Co., Ltd. [1]		12,626		172		482,505		1,006		—		2		—		7,560
KT Estate Inc. [1]		56,459		25		84,057		4,865		24,492		—		617		17,500
Skylife TV Co., Ltd.		14,756		—		11,314		—		—		—		—		—
BC Card Co., Ltd.		9,157		14		33,458		—		—		5		—		11,320
KT Sat Co., Ltd.		7,924		1		11,009		—		—		—		—		7,000
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		62,069		3		45,253		—		—		1		—		—
KT Commerce Inc. [1]		1,244		1		103,495		98,176		—		—		—		—
KT M&S Co., Ltd.		340,290		43		259,051		—		—		—		—		—
GENIE Music Corporation		360		1		53,657		—		—		—		—		—
KT M Mobile Co., Ltd.		224,136		48		5,679		—		—		—		—		—
Nasmedia, Co., Ltd.		422		—		3,969		—		—		1		—		3,170
KT MOS Nambu Co., Ltd.		1,863		8		100,176		—		—		—		—		—
KT MOS Bukbu Co., Ltd.		2,840		8		100,747		—		—		—		—		—
KT Engineering Co., Ltd. [1]		3,635		2		39,144		154,098		—		—		—		—
KHS Corporation		4		—		7,296		—		—		—		—		—
KT Studio Genie Co., Ltd. [1]		113		—		13,708		99,732		—		—		—		—
kt cloud Co., Ltd. [1]		92,451		5		161,475		10,021		751		—		15		—
Others [2,3,4]		27,461		14		87,857		—		9		1		1		6,992
Associates and joint ventures
K Bank Inc.		2,611		—		159		—		—		3,211		—		—
Others [5]		1,664		100		5,330		—		7		—		84		1,139
Others
Digital Pharm Co., Ltd.		1		—		—		—		—		—		—		—

Total	~~W~~	1,186,702	~~W~~	572	~~W~~	3,002,598	~~W~~	368,675	~~W~~	25,275	~~W~~	3,231	~~W~~	717	~~W~~	64,654

[1]	Amounts include acquisition of property and equipment and others.
[2]	Transaction amount before being excluded from subsidiaries (KT Strategic Investment Fund No.2).
[3]	Transaction amount before being included in associates (LS Marine Solution Co., Ltd.).
[4]	Transaction amount before being excluded from subsidiaries (KT-Michigan Global Contents Fund).
[5]	Transaction amount before being included in subsidiaries (KD Living, Inc.)

90

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in millions of Korean won)	2022
	Sales				Purchases				Acquisition of right-of-use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	6,962	~~W~~	3	~~W~~	57,043	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		8,543		—		164,091		—		—		13		—		—
KTCS Corporation		88,579		69		331,560		8		—		—		1		318
KTIS Corporation		71,136		345		319,531		—		—		—		—		1,020
KT Service Bukbu Co., Ltd.		13,611		2		238,377		—		—		—		—		—
KT Service Nambu Co., Ltd.		12,582		2		280,857		—		—		—		—		—
KT Skylife Co., Ltd.		104,188		—		38,664		—		—		4		—		8,368
KTDS Co., Ltd. [1]		14,753		1		442,263		108		—		3		—		4,920
KT Estate Inc.		34,246		—		152,000		—		44		—		481		—
Skylife TV Co., Ltd.		416		—		12,030		—		—		—		—		—
BC Card Co., Ltd.		11,742		4		31,515		—		—		5		—		17,439
KT Sat Co., Ltd.		12,042		—		10,106		—		—		—		—		—
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		64,318		5		83,262		—		—		2		—		—
KT Commerce Inc. [1]		1,710		—		128,254		92,128		—		—		—		—
KT M&S Co., Ltd. [1]		339,590		23		251,867		79		—		—		—		—
GENIE Music Corporation		6,545		—		54,925		—		—		—		—		—
KT M Mobile Co., Ltd.		192,654		—		25,825		—		—		—		—		—
Nasmedia, Co., Ltd.		647		—		5,306		—		—		1		—		3,293
KT MOS Nambu Co., Ltd. [1]		1,742		—		82,108		98		—		—		—		—
KT MOS Bukbu Co., Ltd.		2,540		—		82,560		—		—		—		—		—
KT Engineering Co., Ltd. [1]		2,094		—		40,160		173,025		—		—		—		—
KHS Corporation		13		—		13,834		—		—		—		—		—
KT Studio Genie Co., Ltd.		78		—		—		49,263		—		—		—		—
kt cloud Co., Ltd.		77,641		150		86,884		—		775		937		14		—
kt seezn Co., Ltd. [2]		36,185		—		78,952		—		—		—		—		—
Others		22,065		—		103,440		97		—		2		1		243
Associates and joint ventures
K-REALTY CR REITs No.1 [3]		—		—		—		—		—		—		—		45,549
K Bank Inc.		10,287		—		167		—		—		599		—		—
Others [1]		816		100		6,868		3,170		1,966		—		48		8,741
Others
Digital Pharm Co., Ltd.		1		—		—		—		—		—		—		—

Total	~~W~~	1,137,726	~~W~~	704	~~W~~	3,122,449	~~W~~	317,976	~~W~~	2,785	~~W~~	1,566	~~W~~	545	~~W~~	89,891

[1]	Amounts include acquisition of property and equipment and others.
[2]	Transaction amount before being excluded from subsidiaries.
[3]	Transaction amount before being excluded from associates.

91

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(6)	Key management compensation for the years ended December 31, 2023 and 2022, consists of:

(in millions of Korean won)	2023		2022
Salaries and other short-term benefits	~~W~~	1,494	~~W~~	1,855
Post-employment benefits		153		294
Stock-based compensation		569		976

Total	~~W~~	2,216	~~W~~	3,125

(7)	Fund transactions with related parties for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash and others
	Loans		Collections		Borrowings		Repayments
Subsidiaries
KT M&S Co., Ltd.		62,300		62,300		—		—		—
KT Estate Inc.		—		—		29		25,218		—
KT HEALTHCARE VINA COMPANY LIMITED.		—		—		—		—		13,001
K-Realty Qualified Private Real Estate Investment Trust No. 4		—		—		—		—		(16,720)
Others[2]		730		—		—		757		(2,008)
Associates
K-Realty 11th Real Estate Investment Trust Company		—		—		—		423		—
Kiamco Data Center Blind Fund		—		—		—		—		7,500
Telco Credit Bureau Co., Ltd. Investment Fund		—		—		—		—		6,500
Others		—		—		—		—		11,305
Others
Rebellions Co., Ltd.										19,998

Total	~~W~~	63,030	~~W~~	62,300	~~W~~	29	~~W~~	26,398	~~W~~	39,576

[1]	Lease transactions are included in borrowing transactions
[2]	Transaction amount before being excluded from subsidiaries (KT Strategic Investment Fund No. 2).

92

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in millions of Korean won)	2022
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash and others
	Loans		Collections		Borrowings		Repayments
Subsidiaries
KT Strategic Investment Fund 6	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	9,200
KT M&S Co., Ltd.		62,300		60,988		—		—		—
KT Estate Inc.		—		—		44		37,452		—
kt cloud Co., Ltd.		95,900		95,900		775		500		901,504
Others		995		—		—		33		5,837
Associates
K-Realty 11th Real Estate Investment Trust Company		—		—		1,916		176		—
Megazone Cloud Corporation		—		—		—		—		130,001
IBK-KT Emerging Digital Industry Investment Fund		—		—		—		—		9,000
Others		—		—		—		—		39,753

Total	~~W~~	159,195	~~W~~	156,888	~~W~~	2,735	~~W~~	38,161	~~W~~	1,095,295

[1]	Lease transactions are included in borrowing transactions.

(8)	As of December 31, 2023, the Company entered into a credit card agreement with a limit of ~~W~~ 10,923 million (2022: ~~W~~ 8,995 million) with BC Card Co., Ltd.

(9)

The Company has an obligation to invest in Kiamco Data Center Blind Fund, a related party, and others according to the agreement. As of December 31, 2023 the Company is planning make an additional investment of ~~W~~ 59,135 million.

93

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

35.	Financial Risk Management

(1)	Financial Risk Factors

The Company’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivatives to hedge certain financial risk exposures such as cash flow risk.

The Company’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various market conditions to estimate the effect from the market changes.

1) Market risk

The Company’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Company’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

(i)	Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Company is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Company does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

(ii)	Foreign exchange risk

The Company is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Company’s cash flows. Foreign exchange risk (i.e. foreign currency translation of overseas operating assets and liabilities) not affecting the Company’s cash flows is not hedged but can be hedged at a particular situation.

As of December 31, 2023 and 2022, if the foreign exchange rate had strengthened or weakened by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Impact on profit before income tax [1]		Impact on equity
2023.12.31	+ 10%	~~W~~	(8,253)	~~W~~	(14,603)
	- 10%		8,253		14,603
2022.12.31	+ 10%	~~W~~	(7,672)	~~W~~	(17,684)
	- 10%		7,672		17,684

[1]	Computed with consideration of derivatives hedging effect applied by the Company to hedge foreign exchange risk of liabilities in foreign currencies.

94

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The analysis above is a simple sensitivity analysis, which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor management’s decision to decrease the risk.

Details of financial assets and liabilities in foreign currencies as of December 31, 2023 and 2022, are as follows:

(in thousands of foreign currencies)	December 31, 2023				December 31, 2022
	Financial assets		Financial liabilities		Financial assets		Financial liabilities
USD	~~W~~	48,568	~~W~~	2,083,110	~~W~~	55,617	~~W~~	2,186,739
SDR		254		722		255		722
JPY		—		400,000		—		400,000
EUR		1		6		1		6
RWF		402		—		462		—
VND		169,366		—		280,226		—
TZS		21,958		—		1,464		—
BWP		680		—		183		—
SGD		—		—		—		284,000
PKR		114,025		—		—		—
THB		244		—		265		—

(iii)	Price risk

As of December 31, 2023 and 2022, the Company is exposed to equity securities price risk because the securities held by the Company are traded in active markets. If the increased or decreased by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Impact on profit before tax		Impact on equity
2023.12.31	+ 10%	~~W~~	—	~~W~~	120,533
	- 10%		—		(120,533)
2022.12.31	+ 10%	~~W~~	—	~~W~~	112,222
	- 10%		—		(112,222)

The analysis above is based on the assumption that the equity index increased or decreased by 10% with all other variables held constant and all the Company’s marketable equity instruments moved according to the historical correlation with the index. Equity would increase or decrease as a result of gain or loss on equity securities classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

95

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(iv)	Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from liabilities in foreign currency such as foreign currency debentures. Debentures in foreign currency issued at variable rates expose the Company to cash flow interest rate risk which is partially offset by swap transactions. Debentures and borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company sets the policy and operates to minimize the uncertainty of changes in interest rates and financial costs.

As of December 31, 2023 and 2022, if the market interest rate increased or decreased by 100bp with other variables held constant, the effects on profit before income tax and equity would be as follows:

(in millions of Korean won)	Fluctuation of interest rate	Impact on profit before tax		Impact on equity
2023.12.31	+ 100 bp	~~W~~	(31)	~~W~~	(2,745)
	- 100 bp		34		3,047
2022.12.31	+ 100 bp	~~W~~	(30)	~~W~~	(2,338)
	- 100 bp		(4)		2,361

The analysis above is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor the management’s decision to decrease the risk.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s trade receivables from customers, debt securities and others.

•	Risk management

Credit risk is managed on the Company basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Company considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only financial institutions with strong credit ratings are accepted.

The Company’s investments in debt instruments are considered to be low risk investments. The credit ratings of the investments are monitored for credit deterioration.

96

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

•	Security

For some trade receivables, the Company may obtain security in the form of guarantees or letters of credit, etc. which can be called upon if the counterparty defaults under the terms of the agreement.

•	Impairment of financial assets

The Company has three types of financial assets that are subject to the expected credit loss model:

•	trade receivables for sales of goods and provision of services,

•	contract assets relating to provision of services, and

•	other financial assets carried at amortized cost.

While cash equivalents are also subject to the impairment requirement, the identified expected credit loss is immaterial.

The maximum exposure to credit risk of the Company’s financial instruments without considering the value of collaterals as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Cash and cash equivalents (except for cash on hand)	~~W~~	1,232,004	~~W~~	954,935
Trade and other receivables
Financial assets at amortized costs		3,444,788		3,453,513
Financial assets at fair value through other comprehensive income		116,198		129,124
Contract assets		774,435		724,500
Other financial assets
Derivatives financial assets for hedging purposes		156,774		185,989
Financial assets at fair value through profit or loss		441,321		410,388
Financial assets at amortized costs		377,996		416,294

Total	~~W~~	6,543,516	~~W~~	6,274,743

The Company is exposed to credit risk for financial guarantee contracts. As of December 31, 2023, the Company’s maximum exposure amount is ~~W~~ 595 million (2022: ~~W~~ 653 million).

97

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(i)	Trade receivables at amortized costs

The Company applies the simplified approach to measuring expected credit loss allowance, which uses lifetime expected credit loss for all trade receivables at amortized costs.

The Company measures the expected credit loss by considering the future irrecoverability rate of the remaining balance of trade receivables and other receivables at the end of the reporting period. Each trade receivables and other receivables are classified considering the credit risk characteristics and overdue periods in order to measure expected credit loss. The expected credit loss rate calculation is based on historical payment and credit loss information in relation to revenue for 36 months period up to December 31, 2023.

The expected credit losses reflect forward-looking information. Provision for impairment as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023
	Less than 6 months		7-12 months		More than 1 years		Total
Expected credit loss rate		5.87%		16.17%		47.95%
Gross carrying amount	~~W~~	2,929,384	~~W~~	60,298	~~W~~	204,541	~~W~~	3,194,223
Provision for impairment		(171,816)		(9,752)		(98,075)		(279,643)

(in millions of Korean won)	December 31, 2022
	Less than 6 months		7-12 months		More than 1 years		Total
Expected credit loss rate		5.72%		17.38%		63.85%
Gross carrying amount	~~W~~	2,952,701	~~W~~	38,246	~~W~~	161,922	~~W~~	3,152,869
Provision for impairment		(168,974)		(6,646)		(103,384)		(279,004)

Details of changes in provisions for impairment the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning balance	~~W~~	279,004	~~W~~	282,661
Increase in loss allowance recognized in profit or loss during the year		55,121		49,727
Receivables written off during the year as uncollectible		(54,482)		(53,384)

Ending balance	~~W~~	279,643	~~W~~	279,004

98

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

As of December 31, 2023, the maximum exposure of the trade receivables carrying amount to credit risk is ~~W~~ 2,914,580 million (2022: ~~W~~ 2,873,865 million).

Losses recognized in profit or loss in relation to impaired trade receivables for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Impairment loss
Bad debt expenses	~~W~~	55,121	~~W~~	49,727

(ii)	Cash equivalents (except for cash on hand)

The Company is also exposed to credit risk in relation to cash equivalents. The maximum exposure, as of December 31, 2023, is the carrying amount of these investments.

(iii)	Other financial assets at amortized costs

Other financial assets at amortized cost include time deposits, other long-term financial instruments, and others.

All of the financial assets at amortized costs are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Management considers ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

Details of changes in provisions for impairment the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning balance	~~W~~	30,978	~~W~~	44,374
Increase in loss allowance recognized in profit or loss during the year		25,636		13,866
Receivables written off during the year as uncollectible		(26,568)		(27,262)

Ending balance	~~W~~	30,046	~~W~~	30,978

(iv)	Financial assets at fair value through profit or loss

The Company is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure, as of December 31, 2023, is the carrying amount of these investments.

99

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3)	Liquidity risk

The Company manages its liquidity risk by liquidity strategy and plans. The Company considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Company’s liabilities (including interest expenses) into relevant maturity groups based on the remaining period at the report date to the contractual maturity date and these amounts are contractual undiscounted cash flows and can differ from the amount in the separate financial statement:

(in millions of Korean won)	December 31, 2023
	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	4,241,409	~~W~~	726,864	~~W~~	3,030	~~W~~	4,971,303
Borrowings (including debentures)		1,873,302		4,750,825		1,665,353		8,289,480
Lease liabilities		224,478		171,022		275,584		671,084
Others[1]		595		—		—		595

Total	~~W~~	6,339,784	~~W~~	5,648,711	~~W~~	1,943,967	~~W~~	13,932,462

(in millions of Korean won)	December 31, 2022
	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	4,422,798	~~W~~	927,888	~~W~~	80,715	~~W~~	5,431,401
Borrowings (including debentures)		1,180,004		5,367,808		1,877,126		8,424,938
Lease liabilities		240,518		441,836		321,393		1,003,747
Others[1]		653		—		—		653

Total	~~W~~	5,843,973	~~W~~	6,737,532	~~W~~	2,279,234	~~W~~	14,860,739

[1]

Consists of the maximum limit related to joint responsibility and agreement of assumption of debts. The cash flows on agreements are classified based on the earliest period that the agreement can be executed (Note 19).

100

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

As of December 31, 2023, the cash outflows and inflows by maturity of the Company’s derivatives held for trading and gross-settled derivatives, are as follows:

(in millions of Korean won)	December 31, 2023
	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives held for trading[1]
Inflows	~~W~~	—	~~W~~	—	~~W~~	1,403	~~W~~	1,403
Outflows		—		—		1,064		1,064
Derivatives settled gross[2]
Outflows	~~W~~	686,077	~~W~~	1,169,902	~~W~~	8,126	~~W~~	1,864,105
Inflows		534,176		2,139,775		35,845		2,709,796

[1]

During the year ended December 31, 2023, derivative liabilities held-for-trading are classified under the ‘more than 5 years’ category as they are relevant to the fair value of derivatives liabilities in the amount of ~~W~~ 1,403 million, which is recognized in connection with the acquisition of Epsilon Global Communications Pte. Ltd. (Note 19).

As these derivatives held-for-trading are managed based on net fair value, their contractual maturities are not necessarily taking into consideration to understand the timing of cash flows.

[2]	Cash outflow and inflow of gross-settled derivatives are undiscounted contractual cash flow and may differ from the amount in the separate statement of financial position.

(in millions of Korean won)	December 31, 2022
	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives held for trading[1]
Outflows	~~W~~	—	~~W~~	—	~~W~~	5,164	~~W~~	5,164
Derivatives settled gross[2]
Outflows	~~W~~	407,526	~~W~~	2,451,015	~~W~~	28,786	~~W~~	2,887,327
Inflows		483,374		2,622,968		36,878		3,143,220

[1]

During the year ended December 31, 2022, derivative liabilities held-for-trading are classified under the ‘more than 5 years’ category as they are relevant to the fair value of derivatives liabilities in the amount of ~~W~~ 4,234 million, which is recognized in connection with the acquisition of Epsilon Global Communications Pte. Ltd. (Note 19).

As these derivatives held-for-trading are managed based on net fair value, their contractual maturities are not necessarily taken into consideration to understand the timing of cash flows.

[2]	Cash outflow and inflow of gross-settled derivatives are undiscounted contractual cash flow and may differ from the amount in the separate statement of financial position.

Meanwhile, as of December 31, 2023, the Company has an investment obligation of ~~W~~ 59,135 million to invest Kiamco Data Center Blind Fund, a related party, and others, and ~~W~~ 4,132 million and USD 30,350 thousand to make payment using the future Capital Call method (Notes 19 and 34).

101

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(2)	Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Company’s capital structure and considers cost of capital and risks related to each capital component.

The Company’s debt-to-equity ratios as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Total liabilities	~~W~~	15,265,380	~~W~~	15,559,694
Total equity		15,043,539		14,858,080
Debt-to-equity ratio		101%		105%

The Company manages capital on the basis of the gearing ratio. The ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the separate statement of financial position plus net debt.

The Company’s gearing ratios as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2022
Total borrowings	~~W~~	7,559,933	~~W~~	7,495,561
Less: cash and cash equivalents		(1,242,005)		(966,307)

Net debt		6,317,928		6,529,254
Total equity		15,043,539		14,858,080

Total capital	~~W~~	21,361,467	~~W~~	21,387,334

Gearing ratio		30%		31%

102

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(3)	Offsetting Financial Assets and Financial Liabilities

Details of the Company’s financial assets recognized, subject to enforceable master netting arrangements or similar agreements, as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables	~~W~~	62,483	~~W~~	(4,595)	~~W~~	57,888	~~W~~	(56,194)	~~W~~	—	~~W~~	1,694

Total	~~W~~	62,483	~~W~~	(4,595)	~~W~~	57,888	~~W~~	(56,194)	~~W~~	—	~~W~~	1,694

(in millions of Korean won)	December 31, 2022
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables	~~W~~	48,282	~~W~~	(2,206)	~~W~~	46,076	~~W~~	(44,518)	~~W~~	—	~~W~~	1,558

Total	~~W~~	48,282	~~W~~	(2,206)	~~W~~	46,076	~~W~~	(44,518)	~~W~~	—	~~W~~	1,558

These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.

103

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Details of the Company’s financial liabilities recognized, subject to enforceable master netting arrangements or similar agreements, as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	~~W~~	74,515	~~W~~	(4,594)	~~W~~	69,921	~~W~~	(56,194)	~~W~~	—	~~W~~	13,727

Total	~~W~~	74,515	~~W~~	(4,594)	~~W~~	69,921	~~W~~	(56,194)	~~W~~	—	~~W~~	13,727

(in millions of Korean won)	December 31, 2022
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	~~W~~	62,551	~~W~~	(2,206)	~~W~~	60,345	~~W~~	(44,518)	~~W~~	—	~~W~~	15,827

Total	~~W~~	62,551	~~W~~	(2,206)	~~W~~	60,345	~~W~~	(44,518)	~~W~~	—	~~W~~	15,827

These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.

104

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

36.	Fair Value

(1)	Fair Value by Financial Instruments Category

Carrying amounts and fair values of the financial assets and financial liabilities by category as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023			December 31, 2022
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,242,005	[1]	~~W~~	966,307	[1]
Trade and other receivables
Financial assets measured at amortized cost		3,444,788	[1]		3,453,513	[1]
Financial assets at fair value through other comprehensive income		116,198	116,198		129,124	129,124
Other financial assets
Financial assets measured at amortized cost		377,996	[1]		416,294	[1]
Financial assets at fair value through profit or loss		441,321	441,321		410,388	410,388
Financial assets at fair value through other comprehensive income		1,437,684	1,437,684		1,214,059	1,214,059
Derivative financial assets for hedging purpose		156,774	156,774		185,989	185,989

Total		7,216,766		~~W~~	6,775,674

Financial liabilities
Trade and other payables[2]	~~W~~	4,659,037	[1]	~~W~~	5,390,106	[1]
Borrowings		7,559,933	7,328,734		7,495,561	6,968,828
Other financial liabilities
Financial assets at fair value through profit or loss		1,403	1,403		5,164	5,164
Derivative financial liabilities for hedging purpose		23,076	23,076		32,402	32,402

Total	~~W~~	12,243,449		~~W~~	12,923,233

[1]	The Company did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	Amounts related to employee benefit plans are included in trade and other payables at the end of the previous year

105

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(2)	Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability.

•	Level 3: The unobservable inputs for the asset or liability.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured or disclosed at fair value or its fair value is disclosed as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	116,198	~~W~~	—	~~W~~	116,198
Other financial assets
Financial assets at fair value through profit or loss		—		—		441,321		441,321
Financial assets at fair value through other comprehensive income		1,236,495		—		201,189		1,437,684
Derivative financial assets for hedging		—		156,774		—		156,774
Investment properties		—		—		4,402,271		4,402,271

Total	~~W~~	1,236,495	~~W~~	272,972	~~W~~	5,044,781	~~W~~	6,554,248

Liabilities
Borrowings	~~W~~	—	~~W~~	7,328,734	~~W~~	—	~~W~~	7,328,734
Other financial liabilities
Financial assets at fair value through profit or loss		—		—		1,403		1,403
Derivative financial liabilities for hedging		—		23,077		—		23,077

Total	~~W~~	—	~~W~~	7,351,811	~~W~~	1,403	~~W~~	7,353,214

106

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in millions of Korean won)	December 31, 2022
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	129,124	~~W~~	—	~~W~~	129,124
Other financial assets
Financial assets at fair value through profit or loss		—		—		410,388		410,388
Financial assets at fair value through other comprehensive income		1,015,606		—		198,453		1,214,059
Derivative financial assets for hedging		—		185,989		—		185,989
Investment properties		—		—		3,182,157		3,182,157

Total	~~W~~	1,015,606	~~W~~	315,113	~~W~~	3,790,998	~~W~~	5,121,717

Liabilities
Borrowings	~~W~~	—	~~W~~	6,968,828	~~W~~	—	~~W~~	6,968,828
Other financial liabilities
Financial assets at fair value through profit or loss		—		—		5,164		5,164
Derivative financial liabilities for hedging		—		32,402		—		32,402

Total	~~W~~	—	~~W~~	7,001,230	~~W~~	5,164	~~W~~	7,006,394

107

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(3)	Transfers between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

1)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

2)	Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements for the years ended December 31, 2023 and 2022 are as follows

(in millions of Korean won)	2023
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	410,388	~~W~~	198,453	~~W~~	5,164
Amount recognized in profit or loss		(13,158)		—		1,444
Amount recognized in other comprehensive income		—		(5,141)		—
Acquisition		46,437		10,267		—
Disposal		(2,347)		(6)		(5,205)
Replacement		—		(2,384)		—

Ending balance	~~W~~	441,320	~~W~~	201,189	~~W~~	1,403

108

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in millions of Korean won)	2022
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	299,263	~~W~~	190,821	~~W~~	31,565	~~W~~	5,329
Amount recognized in profit or loss		(1,150)		—		—		(165)
Amount recognized in other comprehensive income		—		(14)		—		—
Acquisition		115,415		4,646		—		—
Disposal		(140)		—		(31,565)		—
Replacement		(3,000)		3,000		—		—

Ending balance	~~W~~	410,388	~~W~~	198,453	~~W~~	—	~~W~~	5,164

109

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(4)	Valuation Techniques and Inputs

Valuation methods used in recurring fair value measurements categorized within Level 2 and Level 3 of the fair value hierarchy as of December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	December 31, 2023
	Fair value		Level	Valuation techniques	Inputs
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	116,198	2	DCF Model	Guaranteed bond interest rate
Other financial assets
Financial assets at fair value through profit or loss		441,321	3	DCF Model, Adjusted Net Asset Model, Binomial Option Pricing Model, Monte Carlo Simulation
Financial assets at fair value through other comprehensive income		201,189	3	Market Approach Model
Derivative financial assets for hedging		156,774	2	DCF Model	Market observation discount rate
Investment properties		4,402,271	3	DCF Model
Liabilities
Borrowings		7,328,734	2	DCF Model	Corporate bond interest rate
Other financial liabilities
Financial assets at fair value through profit or loss		1,403	3	Binomial Option Pricing Model
Derivative financial liabilities for hedging		23,077	2	DCF Model	Market observation discount rate

110

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in millions of Korean won)	December 31, 2022
	Fair value		Level	Valuation techniques	Inputs
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	129,124	2	DCF Model	Guaranteed bond interest rate
Other financial assets
Financial assets at fair value through profit or loss		410,388	3	DCF Model, Adjusted Net Asset Model, Binomial Option Pricing Model, Monte Carlo Simulation
Financial assets at fair value through other comprehensive income		198,453	3	Market Approach Model
Derivative financial assets for hedging purpose		185,989	2	DCF Model	Market observation discount rate
Investment properties		3,182,157	3	DCF Model
Liabilities
Borrowings		6,968,828	2	DCF Model	Corporate bond interest rate
Other financial liabilities
Financial assets at fair value through profit or loss		5,164	3	Binomial Option Pricing Model, Monte Carlo Simulation
Derivative financial liabilities for hedging purpose		32,402	2	DCF Model	Market observation discount rate

111

KT Corporation

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Company’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case where inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full as profit for the year.

Changes in deferred amount for the years ended December 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
	Derivatives used for hedging		Derivatives used for hedging
I. Beginning balance	~~W~~	—	~~W~~	832
II. New transactions		—		—
III. Recognized at fair value through profit or loss		—		(832)

IV. Ending balance (I+II+III)	~~W~~	—	~~W~~	—

37.	Events After the Reporting Period

(1)

The Company has decided to acquire treasury stocks (~~W~~27,100 million) in accordance with a resolution of the Board of Directors dated February 7, 2024, to enhance shareholder value. The acquired treasury stocks will be retired in March 2024.

(2)	The company issued the following bonds after the end of the reporting period (unit: ~~W~~ million).

Type	Issued Date	Annual interest rates	Maturity	Korean won
The 200-1st Public bond	Feb. 27, 2024	3.552%	Feb. 27, 2026	120,000
The 200-2nd Public bond	Feb. 27, 2024	3.608%	Feb. 26, 2027	200,000
The 200-3rd Public bond	Feb. 27, 2024	3.548%	Feb. 27, 2029	80,000

112

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT AUDITOR’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

English Translation of Independent Auditor’s Report on Internal Control over Financial Reporting Originally Issued in Korean on March 18, 2024

To the shareholders and the Board of Directors of KT Corporation

Audit Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of KT Corporation (the “Company”) as of December 31, 2023, based on ‘Conceptual Framework for Design and Operation of Internal Control over Financial Reporting’.

In our opinion, the Company’s internal control over financial reporting is designed and operated effectively as of December 31, 2023, in all material respects, in accordance with the ‘Conceptual Framework for Design and Operation of Internal Control over Financial Reporting’.

We have also audited, in accordance with the Korean Standards on Auditing (“KSAs”), the financial statements of the Company, which comprise the statement of financial position as of December 31, 2023, and the statement of profit or loss, statement of comprehensive income, statement of changes in shareholders’ equity and statement of cash flows, for the year then ended, and notes to the financial statements, including material accounting policy information, and our report dated March 18, 2024, expressed an unqualified opinion.

Basis for Audit Opinion

We conducted our audits in accordance with the KSAs. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the internal control over financial reporting in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting

Management is responsible for designing, operating and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on the Effectiveness of the Internal Control over Financial Reporting by CEO. Those Charged with Governance is responsible for the oversight of internal control over financial reporting of the Company.

Auditor’s Responsibilities for the Audit of the Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with the KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/kr/about to learn more about our global network of member firms.

Deloitte Touche Tohmatsu Limited is a private company limited by guarantee incorporated in England & Wales under company number 07271800, and its registered office is Hill House, 1 Little New Street, London, EC4a, 3TR, United Kingdom.

113

The audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of that a material weakness exists. The audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risks.

Definition and Limitations of Internal Control over Financial Reporting

A group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A group’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the group are being made only in accordance with authorizations of management and directors of the group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Lee, Dong Hyun.

March 18, 2024

Notice to Readers

This report is effective as of March 18, 2024, the auditor’s report date. Certain subsequent events or circumstances may have occurred between the auditor’s report date and the time the auditor’s report is read. Such events or circumstances could significantly affect the Company’s internal control over financial reporting and may result in modifications to the auditor’s report.

114

Report on the Effectiveness of

the Internal Control over Financial Reporting

To the Shareholders, Audit Committee and Board of Directors of

KT Corporation

We, as the Chief Executive Officer (“CEO”) and the Internal Control over Financial Reporting (“ICFR”) Officer of KT Corporation (“the Company”), assessed the effectiveness of the design and operation of the Company’s Internal Control over Financial Reporting for the year ended December 31, 2023.

The Company’s management, including ourselves, is responsible for designing and operating ICFR.

We assessed the design and operating effectiveness of the ICFR in the prevention and detection of an error or fraud which may cause material misstatements in the preparation and disclosure of reliable financial statements.

We designed and operated ICFR in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting established by the Operating Committee of Internal Control over Financial Reporting in Korea (“the ICFR Committee”), And, we conducted an evaluation of ICFR based on Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting established by the ICFR Committee.

Based on the assessment results, we believe that the Company’s ICFR, as at December 31, 2023, is designed and operating effectively, In all material respects, in conformity with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statement which cause material misunderstandings, and we have reviewed and verified this report with sufficient due care.

February 20, 2024

Chief Executive Officer
Internal Control over Financial Reporting Officer

115